

2022
ANNUAL REPORT



Contents

Introduction	4
Company Financial Snapshot	5
Letter to Shareholders	6
Featured Spotlights	8
Board Members and Officers	10
Additional Information	12
GAAP to Non-GAAP Reconciliations	14
CONMED 10-K	16

CONMED



Strengthening
for the Future

2022 was the year for us to level up. Staying laser focused on our customer needs, CONMED built a world-class digital experience on www.CONMED.com, invested in operational technology, and expanded our product portfolio through two exciting acquisitions. Collectively, these investments position us to capture new market share and enable exceptional patient outcomes.

We enter this new year with room to grow. We are better equipped now to support our customers and internal teams. We believe our investments and efforts in 2022 have strengthened CONMED's ability to deliver in the future.



Company Snapshot
$1.05 BILLON
FY 2022 REVENUE

Geographic Revenue



Asia Pacific 16%

EMEA 19%

Americas Ex-US 10%

45% International Revenue

US 55%



Employees Globally
4,100

Revenue ($ in Thousands)



Product Revenue



Orthopedic Surgery 44%

General Surgery 56%

General Surgery
- Products used in the areas of advanced surgical and advanced endoscopic technologies.

Orthopedic Surgery
- Surgical devices including capital, single-use, and implants used in the repair of soft tissue and joint injuries.

Adjusted Diluted Net Earnings per Share*



*Adjusted diluted net earnings per share is a non-GAAP measure. Refer to the "GAAP to Non-GAAP Reconciliations" section for the most directly comparable GAAP measure, GAAP diluted net earnings (loss) per share.



Annual Report 2022
Letter to Shareholders

To the Shareholders of CONMED Corporation:

In 2022, CONMED recorded revenue of $1.05 billion, representing growth of 3.4% as reported, 4.6% in constant currency* with acquisitions contributing 240 basis points compared to 2021. Adjusted diluted net earnings per share* finished the year at $2.65, a decrease of 17.4% over 2021 adjusted diluted net earnings per share* of $3.21. During the fourth quarter, we experienced substantial disruptions related to the implementation of a new warehouse management system, which negatively impacted our fourth quarter and annual financial results. While disappointed, we worked diligently to resolve the disruptions and are working to ensure any residual impact is limited in 2023. Furthermore, we view our new warehouse management system as a key component of our broader digitalization initiative and an important step in our efforts to create scalable processes and systems across our business to position us for future growth. Beyond our results, the 2022 macro environment was characterized by a continuation of the headwinds precipitated by the global pandemic. Global issues governing supply chain efficiency and recovery spurred aggressive inflation while reduced healthcare staffing levels and procedural deferrals impacted revenue growth. We navigated these headwinds and remained true to our broader business strategy as the CONMED leadership team and Board continued to make meaningful progress in building a sustainable business designed to deliver above-market long-term revenue and earnings growth for its shareholders. To this end, we released several new products across the company throughout 2022 and completed two transformational acquisitions—first the In2Bones Global, Inc. foot and ankle business in June followed by BioRez Inc., with its BioBrace® platform technology, in August.

We are excited by the performance and potential of these platforms, however, it is equally important to note that we are committed to growing all of our revenue, and we believe that our internal organic development initiatives will drive these businesses forward to ensure our continued success. While our recent acquisitions have increased our leverage, in June of 2022 we completed the extinguishment of $275 million of our 2019 2.625% five-year convertible notes and secured a new five-year convertible financing vehicle with a fixed interest charge at 2.25% covering $800 million of our debt. We believe this was a prudent and well-executed decision in a rising interest rate environment, and I want to recognize our internal finance teams and our banking and legal partners for all their work in making this transaction successful.

During the year, we accomplished several other critical milestones including the launch of our new company website. This was a comprehensive company-wide effort driven by our Marketing Communications team that resulted in a greatly enhanced digital presence for our company, our products, and our overall external engagement, and serves to further advance our digital strategy. I encourage you to explore our site at www.CONMED.com. Further, in October, we delivered our first company-wide ESG report, which can be found on our website. This report is the first output of our formal activities to further define, align and advance our ESG initiatives across CONMED. I am proud of the comprehensive undertaking and diligence that went into the creation of this report as well as its validation through our internal audit function. The leadership team and Board of Directors are committed to making defined and measurable progress across each aspect of ESG. Finally, as has been central to our success, we remain committed to a broad range of employee-focused activities designed to drive engagement and facilitate retention in a challenging labor market. In 2022, our employee participation in our annual engagement survey reached 99%, and more than 25% of our employees provided active referrals for open positions within the company. We continue to advance a human capital management philosophy that includes the full participation of our Board of Directors.

I would also like to acknowledge the retirement of two important leaders from CONMED during the year. In May, Mark Tryninski retired from the CONMED Board of Directors having reached his 15-year term of service. Mark served as Chair of CONMED's Board of Directors from 2013 to 2020, leading the company through a period of significant growth that included several key acquisitions including SurgiQuest and Buffalo Filter®. In April, Jed Kennedy retired from CONMED having served in a variety of executive roles. Jed joined the company in 2012 through the acquisition of Viking Technologies and subsequently held roles leading various commercial businesses and key product development initiatives while informally serving as a mentor to many of our young engineers. I want to thank both Mark and Jed for their service and contributions to CONMED and wish them both well in their retirement.

Looking Forward

As we enter 2023, we are optimistic about the outlook for the market and our business. While overall costs remain inflated, improvements in procedural volumes and healthcare staffing levels have increased market activity. We are also pleased that the initial reception to our new offerings with In2Bones and BioBrace® has exceeded our early expectations and, coupled with our internal innovation, have positioned our Orthopedics segment for strong growth. Similarly, we are continuing to advance our General Surgery category as AirSeal® expands into the larger laparoscopic space, and Buffalo Filter® continues to expand with the added tailwind of increasing legislation mandating surgical smoke evacuation. Additionally, our internal R&D teams are delivering a compelling sequence of new and refreshed products for the market. Overall, we believe our business is well positioned for top-line growth, which when combined with continued margin expansion, will enable us to deliver above-market earnings growth in the years ahead.

Closing

The CONMED team is focused on remaining great stewards of your company through our focus on people, innovative products, and growing profitability. Over the course of the last year, we made substantial investments in these areas, and we are operationally focused to ensure success in the years ahead. As with last year, our continued investment in a comprehensive digital strategy and the development of a responsible ESG program will create new opportunities for growth and efficiency, strengthen our culture, and ultimately enhance our future performance. Given the actions we took and the results we delivered, I believe that CONMED continues to strengthen as an organization and is well positioned for success over the long term.

Now more than ever before, every employee of the company can impact the business and build a great career; every employee of the company will have the opportunity to make a difference for our customers and be a part of a growing business; and every employee of the company will benefit from a strong and growing culture with exceptional values. Behind every initiative and accomplishment are the employees of CONMED, and, as I've said many times before, our employees will drive, define, and deliver our success as a company. Because of them, I remain confident that CONMED will outperform in our chosen markets.

On behalf of our management team and the Board of Directors, I thank you for your confidence in CONMED.

Sincerely,



Curt Hartman

Chair of the Board, President and Chief Executive Officer

* Constant currency net sales growth and adjusted diluted net earnings per share are non-GAAP financial measures. Refer to the GAAP to Non-GAAP Reconciliations page for reconciliations to the most directly comparable GAAP financial measures, reported net sales and diluted net earnings per share.



› BioBrace®
Strengthening Repairs, Optimizing Outcomes

BioBrace® is highly differentiated. Its unique construct of a reinforced, bioinductive scaffold allows surgeons to add strength to their repairs and optimize healing. This has enabled Biorez, and now CONMED, to stand out over the competition. Through this acquisition, we've distinguished ourselves yet again as innovators in the Orthopedic market. With BioBrace®, the future is NOW.





› In2Bones
Expanding our Foot and Ankle Portfolio

When TruShot® launched in 2018, we solidified extremities as part of our future. Thus, our search began for a portfolio that would allow us to fully support our customers' procedural needs. The acquisition of In2Bones ensured synergy in all the right categories: Products, People, and Culture. With products like the QUANTUM® Total Ankle with OrthoPlanify™ Patient Specific Instrumentation and CoLink® PCR Carbon Fiber Plating, we have a comprehensive platform and pipeline of innovative solutions to excite our customers.







⟩ CONMED.com

The Fresh Face of our Digital Platform

Last year, CONMED took leaps to enhance digital interaction.
The result is the new www.CONMED.com - a highly user-focused platform, already delivering increased engagement. This site offers a better experience, taking the customer on a journey. They navigate from specialty to technique, and ultimately to a solution that enables exceptional patient outcomes. CONMED.com delivers the first phase of our long-term digitalization goals.
October 2022 | Platinum Award Winner | International Marcom Awards

⟩ Our ESG Commitments

Making a Difference for a Better Tomorrow

At CONMED, we are focused on doing things the right way and being good corporate citizens. In 2022, we launched our first ESG Report to share key insights about our initiatives, programs, and results with our various stakeholders, including our current and future investors, customers, employees, suppliers, community members, and more. You can view the report on the ESG section of our website.



> Board Members



Curt R. Hartman
Chair of the Board,
President and Chief Executive Officer



David Bronson
Director



Martha Goldberg Aronson
Lead Independent Director



Brian P. Concannon
Director



Jerome J. Lande
Director



LaVerne Council
Director



Barbara J. Schwarzentraub
Director



Charles M. Farkas
Director



Dr. John L. Workman
Director

❯ Executive Team



Curt R. Hartman
President and Chief Executive Officer



Patrick J. Beyer
President, CONMED International
& Global Orthopedics



Brent Lalomia
EVP, Quality Assurance and Regulatory Affairs



Heather L.Cohen
EVP & Chief Human Resources & Legal Officer



Stanley W. (Bill) Peters
President Advanced Surgical and
Advanced Endoscopic Technologies



Todd W. Garner
EVP & Chief Financial Officer



Peter K. Shagory
EVP, Strategy & Corporate Development

❯ Other Officers

▶ **Terence M. Bergé**
Vice President, Corporate Controller

▶ **Shanna Cotti-Osmanski**
EVP, Information Technology & CIO

▶ **Stéphan Epinette**
Vice President, International

▶ **John Ferrell**
EVP, Human Resources

▶ **Daniel S. Jonas**
Special Counsel & Corporate
Secretary

▶ **Nate Miersma**
Vice President & General Manager,
US Orthopedics

▶ **Johonna Pelletier**
Treasurer & Vice President, Tax

▶ **Victoria Womack Styles**
Vice President & General Manager,
Advanced Endoscopic Technologies

▶ **Alan Taylor**
Vice President, Sales, Marketing,
and Innovation

Additional Information

CORPORATE OFFICE

CONMED Corporation
11311 Concept Blvd.
Largo, FL 33773
Phone: 1-866-4CONMED

CUSTOMER SERVICE

1-866-4CONMED
customerexperience@CONMED.com
www.CONMED.com
Ethics policy available at
www.CONMED.com

STOCK

CONMED Corporation's stock is traded on the New York Stock Exchange with the symbol: CNMD

SHAREHOLDER INFO

Interested shareholders may obtain a copy of the Company's Annual Report without charge upon written request to:

Investor Relations Department
CONMED Corporation
Attn: Todd Garner
11311 Concept Blvd.
Largo, FL 33773
727-214-2975

Transfer Agent/Registrar
Computershare Investor
Services
P.O. Box 43006
Providence, RI 02940-3006
1-800-368-5948
www.computershare.com/investor



GAAP to Non-GAAP Reconciliations*

Reconciliations of Reported Net Income (Loss) to Adjusted Net Earnings
(in thousands, except per share amounts, unaudited)

Year Ended December 31, 2022

	Gross Profit	Selling & Administrative Expense	Operating Income	Interest Expense	Other Expense	Tax Expense/ (Benefit)	Effective Tax Rate	Net Income (Loss)	Basic EPS	Adjustments	Diluted EPS
As reported	$ 571,245	$ 454,039	$ 70,054	$ 28,905	$ 112,011	$ 9,720	-13.7%	$ (80,582)		$ -	$ (80,582)
% of sales	54.6%	43.4%	6.7%								
EPS									$ (2.68)		$ (2.68)
Shares									30,040	-	30,040
Acquisition and integration costs	4,540	(10,063)	14,603	-	-	46,965		(32,362)			
Legal matters	-	(775)	775	-	-	(462)		1,237			
Restructuring and related costs	1,955	(786)	2,741	-	-	6,029		(3,288)			
Software implementation costs	-	(6,769)	6,769	-	-	14,889		(8,120)			
Contingent consideration fair value adjustment	-	(2,518)	2,518	-	-	5,538		(3,020)			
Convertible notes premium on extinguishment	-	-	-	-	(103,125)	(61,521)		164,646			
Change in fair value of convertible notes hedges upon settlement	-	-	-	-	(5,460)	(3,257)		8,717			
Loss on early extinguishment of debt	-	-	-	-	(3,426)	(2,044)		5,470			
	$ 577,740	$ 433,128	$ 97,460	$ 28,905	$ -	$ 15,857		$ 52,698			
Adjusted gross profit %	55.3%										
Amortization	$ 6,000	(27,791)	33,791	(4,910)	-	9,381		29,320			
As adjusted		$ 405,337	$ 131,251	$ 23,995	$ -	$ 25,238	23.5%	$ 82,018		$ 2,978	$ 84,996
% of sales		38.8%	12.6%								
Adjusted Diluted EPS											$ 2.65
Shares									30,040	2,656	32,696
Convertible note hedges											(578)
Adjusted Diluted Shares											32,118

Year Ended December 31, 2021

	Gross Profit	Selling & Administrative Expense	Operating Income	Interest Expense	Other Expense	Tax Expense	Effective Tax Rate	Net Income	Basic EPS	Adjustments	Diluted EPS
As reported	$ 568,036	$ 414,754	$ 109,717	$ 35,485	$ 1,127	$ 10,563	14.4%	$ 62,542		$ -	$ 62,542
% of sales	56.2%	41.0%	10.9%								
EPS									$ 2.14		$ 1.94
Shares									29,162	3,054	32,216
Restructuring and related costs	-	(414)	414	-	-	109		305			
Loss on early extinguishment of debt	-	-	-	-	(1,127)	281		846			
	$ 568,036	$ 414,340	$ 110,131	$ 35,485	$ -	$ 10,953		$ 63,693			
Adjusted gross profit %	56.2%										
Amortization	$ 6,000	(27,133)	33,133	(13,943)	-	11,394		35,682			
As adjusted		$ 387,207	$ 143,264	$ 21,542	$ -	$ 22,347	18.4%	$ 99,375		$ -	$ 99,375
% of sales		38.3%	14.2%								
Adjusted Diluted EPS											$ 3.21
Shares									29,162	3,054	32,216
Convertible note hedges											(1,273)
Adjusted Diluted Shares											30,943

Year Ended December 31, 2020

	Gross Profit	Selling & Administrative Expense	Operating Income	Interest Expense	Other Expense	Tax Expense/ (Benefit)	Effective Tax Rate	Net Income	Basic EPS	Adjustments	Diluted EPS
As reported	$ 460,300	$ 373,817	$ 46,010	$ 44,052	$ 355	$ (7,914)	-493.9%	$ 9,517		$ -	$ 9,517
% of sales	53.4%	43.3%	5.3%								
EPS									$ 0.33		$ 0.32
Shares									28,581	883	29,464
Plant underutilization costs	6,586	-	6,586	-	-	739		5,847			
Product rationalization costs	2,169	(2,095)	4,264	-	-	460		3,804			
Restructuring and related costs	1,087	(4,782)	5,869	-	-	1,807		4,062			
Acquisition and integration costs	2,820	(1,192)	4,012	-	-	888		3,124			
Manufacturing consolidation costs	3,993	-	3,993	-	-	485		3,508			
	$ 476,955	$ 365,748	$ 70,734	$ 44,052	$ 355	$ (3,535)		$ 29,862			
Adjusted gross profit %	55.3%										
Amortization	$ 6,000	(27,945)	33,945	(13,414)	-	13,037		34,322			
As adjusted		$ 337,803	$ 104,679	$ 30,638	$ 355	$ 9,502	12.9%	$ 64,184		$ -	$ 64,184
% of sales		39.2%	12.1%								
Adjusted Diluted EPS											$ 2.18

Year Ended December 31, 2019

	Gross Profit	Selling & Administrative Expense	Operating Income	Interest Expense	Other Expense	Tax Expense	Effective Tax Rate	Net Income	Basic EPS	Adjustments	Diluted EPS
As reported	$ 524,715	$ 400,141	$ 79,114	$ 42,701	$ 5,188	$ 2,605	8.3%	$ 28,620		$ -	$ 28,620
% of sales	54.9%	41.9%	8.3%								
EPS									$ 1.01		$ 0.97
Shares									28,325	1,170	29,495
Acquisition and integration costs	1,335	(13,066)	14,401	-	-	3,609		10,792			
Manufacturing consolidation costs	2,858	-	2,858	-	-	354		2,504			
Debt refinancing costs	-	-	-	-	(3,904)	1,149		2,755			
	$ 528,908	$ 387,075	$ 96,373	$ 42,701	$ 1,284	$ 7,717		$ 44,671			
Adjusted gross profit %	55.4%										
Amortization	$ 6,000	(26,075)	32,075	(11,756)	-	10,590		33,241			
As adjusted		$ 361,000	$ 128,448	$ 30,945	$ 1,284	$ 18,307	19.0%	$ 77,912		$ -	$ 77,912
% of sales		37.8%	13.4%								
Adjusted Diluted EPS											$ 2.64

	Gross Profit	Selling & Administrative Expense	Research & Development Expense	Operating Income	Other Expense	Tax Expense/ (Benefit)	Effective Tax Rate	Net Income	Basic EPS	Adjustments	Diluted EPS
							Year Ended December 31, 2018				
As reported	$ 469,110	$ 355,617	$ 42,188	$ 71,305	$ -	$ 9,799	19.3%	$ 40,854		$ -	$ 40,854
% of sales	54.6%	41.4%	4.9%	8.3%							
EPS									$ 1.45		$ 1.41
Shares									28,118	772	28,890
Impairment charges	-	-	(4,212)	4,212	-	2,117		2,095			
Business acquisition costs	-	(2,372)	-	2,372	-	1,155		1,217			
Tax reform	-	-	-	-	-	(912)		912			
	$ 469,110	$ 353,245	$ 37,976	$ 77,889	$ -	$ 12,159		$ 45,078			
Gross profit %	54.6%										
Amortization	$ 6,000	(17,174)	-	23,174	-	5,413		17,761			
As adjusted		$ 336,071	$ 37,976	$ 101,063	$ -	$ 17,572	21.9%	$ 62,839		$ -	$ 62,839
% of sales		39.1%	4.4%	11.8%							
Adjusted Diluted EPS											$ 2.18

Sales Summary
(in millions, unaudited)

			% Change from 2021 to 2022		
	2022	2021	As Reported	Impact of Foreign Currency	Constant Currency
Net Sales	$ 1,045.5	$ 1,010.6	3.4%	1.2%	4.6%

*Refer to our 2022 Annual Report on Form 10-K, available both within this document and at www.CONMED.com, as well as our Form 8-K filings with the SEC on February 2, 2023, January 26, 2022, January 27, 2021, January 29, 2020 and January 22, 2019 for additional information regarding our non-GAAP measures.

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: December 31, 2022   Commission file number: 001-39218

CONMED CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**16-0977505**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11311 Concept Boulevard **Largo, Florida**	**33773**
(Address of principal executive offices)	(Zip Code)

(727) 392-6464
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	CNMD	NYSE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of voting common stock held by non-affiliates of the registrant was approximately $2.2 billion based upon the closing price of the Company's common stock on the NYSE Stock Market.

The number of shares of the registrant's $0.01 par value common stock outstanding as of February 15, 2023 was 30,499,439.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Definitive Proxy Statement and any other informational filings for the 2023 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.

CONMED CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR YEAR ENDED DECEMBER 31, 2022
TABLE OF CONTENTS

Part I

		Page
Item 1.	Business	2
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	19
Item 2.	Properties	19
Item 3.	Legal Proceedings	19
Item 4.	Mine Safety Disclosures	19

Part II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
Item 6.	[Reserved]	21
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	22
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	30
Item 8.	Financial Statements and Supplementary Data	30
Item 9.	Changes In and Disagreements with Accountants on Accounting and Financial Disclosure	30
Item 9A.	Controls and Procedures	31
Item 9B.	Other Information	31
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	31

Part III

Item 10.	Directors, Executive Officers and Corporate Governance	32
Item 11.	Executive Compensation	32
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	32
Item 13.	Certain Relationships and Related Transactions, and Director Independence	32
Item 14.	Principal Accounting Fees and Services	32

Part IV

Item 15.	Exhibits, Financial Statement Schedules	33
	Signatures	34
Item 16.	Form 10-K Summary	85

CONMED CORPORATION

Item 1. Business

Forward Looking Statements

This Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022 ("Form 10-K") contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to CONMED Corporation ("CONMED", the "Company", "we" or "us" — references to "CONMED", the "Company", "we" or "us" shall be deemed to include our direct and indirect subsidiaries unless the context otherwise requires) which are based on the beliefs of our management, as well as assumptions made by and information currently available to our management.

When used in this Form 10-K, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those identified under the caption "Item 1A-Risk Factors" and elsewhere in this Form 10-K which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

- general economic and business conditions, including, without limitation, a potential economic downturn,, supply chain challenges and constraints, including the availability and cost of materials, the effects of inflation, and increased interest rates;
- compliance with and changes in regulatory requirements;
- the failure of any enterprise-wide software programs or information technology systems, or potential disruption associated with updating or implementing new software programs or information technology systems;
- the risk of an information security breach, including a cybersecurity breach;
- the COVID-19 global pandemic poses significant risks to our business, financial condition and results of operations as the pandemic, government and hospital responses to it, continue;
- the possibility that United States or foreign regulatory and/or administrative agencies may initiate enforcement actions against us or our distributors;
- the introduction and acceptance of new products;
- the ability to advance our product lines, including challenges and uncertainties inherent in product research and development, and the uncertain impact, outcome and cost of ongoing and future clinical trials and market studies;
- competition;
- changes in customer preferences;
- changes in technology;
- cyclical customer purchasing patterns due to budgetary, staffing and other constraints;
- environmental compliance risks, including lack of availability of sterilization with Ethylene Oxide ("EtO") or other compliance costs associated with the use of EtO;
- the quality of our management and business abilities and the judgment of our personnel, as well as our ability to attract, motivate, and retain employees at all levels of the Company;
- the availability, terms and deployment of capital;
- current and future levels of indebtedness and capital spending;
- changes in foreign exchange and interest rates;
- the ability to evaluate, finance and integrate acquired businesses, products and companies;
- changes in business strategy;
- the risk of a lack of allograft tissues due to reduced donations of such tissues or due to tissues not meeting the appropriate high standards for screening and/or processing of such tissues;
- the ability to defend and enforce intellectual property, including the risks related to theft or compromise of intellectual property in connection with our international operations;
- the risk of patent, product and other litigation as well as the cost associated with such litigation;
- trade protection measures, tariffs and other border taxes, and import or export licensing requirements;
- weather related events which may disrupt our operations; and
- various other factors referenced in this Form 10-K.

See "Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations", "Item 1-Business" and "Item 1A-Risk Factors" for a further discussion of these factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Form 10-K or to reflect the occurrence of unanticipated events.

General

CONMED Corporation was incorporated under the laws of the State of New York in 1970 and became a Delaware corporation in May 2020. CONMED is a medical technology company that provides devices and equipment for surgical procedures. The Company's products are used by surgeons and other healthcare professionals in a variety of specialties including orthopedics, general surgery, gynecology, thoracic surgery and gastroenterology. The Company's 4,100 employees distribute its products worldwide from three primary manufacturing locations. Our headquarters are located in Largo, Florida.

We have historically used strategic business acquisitions, internal product development and distribution relationships to diversify our product offerings, increase our market share in certain product lines, realize economies of scale and take advantage of growth opportunities in the healthcare field.

We are committed to offering products with the highest standards of quality, technological excellence and customer service. Substantially all of our facilities have attained certification under the ISO international quality standards and other domestic and international quality accreditations.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are accessible free of charge through the Investor Relations section of our website (http://www.conmed.com) as soon as practicable after such materials have been electronically filed with, or furnished to, the United States Securities and Exchange Commission (the "SEC"). In addition, the SEC maintains an Internet site (http:/www.sec.gov) containing reports, proxy and information statements and other information regarding issuers that file with the SEC.

Business Strategy

CONMED's vision is to empower healthcare providers worldwide to deliver exceptional outcomes for patients through the following initiatives:

- **Introduction of New Products and Product Enhancements.** We pursue organic growth through developing new products and enhancing existing products. We seek to develop new technologies which improve the durability, performance and usability of existing products. In addition to our internal research and development efforts, we receive new ideas for products and technologies, particularly in procedure-specific areas, from surgeons, inventors and other healthcare professionals.

- **Pursue Strategic Acquisitions.** We pursue strategic acquisitions, distribution and similar arrangements in existing and new growth markets to achieve increased operating efficiencies, geographic diversification and market penetration. Targeted companies have historically included those with proven technologies and established brand names which provide potential sales, marketing and manufacturing synergies. This includes the acquisitions of In2Bones Global, Inc. ("In2Bones") on June 13, 2022 and Biorez, Inc. ("Biorez") on August 9, 2022, respectively.

- **Realize Manufacturing and Operating Efficiencies.** We continually review our production systems for opportunities to reduce operating costs, consolidate product lines or process flows, reduce inventory and optimize existing processes.

- **Geographic Diversification.** We believe that significant growth opportunities exist for our surgical products outside the United States. Principal international markets for our products include Europe, Latin America, Canada and the Asia/Pacific Rim.

- **Active Participation in the Medical Community.** We believe that excellent working relationships with physicians and others in the medical industry enable us to gain an understanding of trends and emerging opportunities. Active participation allows us to quickly respond to the changing needs of physicians and patients. In addition, we are an active sponsor of medical education both in the United States and internationally, offering training on new and innovative surgical techniques as well as other medical education programs on the use of our products.

Products

The following table sets forth the percentage of net sales for each of our product lines during each of the three years ended December 31:

	Year Ended December 31,		
	2022	**2021**	**2020**
Orthopedic surgery	44 %	43 %	43 %
General surgery	56	57	57
Consolidated net sales	100 %	100 %	100 %
Net sales (in thousands)	$ 1,045,472	$ 1,010,635	$ 862,459

Orthopedic Surgery

We provide products that support sports medicine, the repair of soft tissue in the knee, hip, shoulder and increasingly in the upper and lower extremities through our acquisition of In2Bones. In these procedures, we offer products such as TruShot® with Y-Knot® All-In-One Soft Tissue Fixation System, Y-Knot® All-Suture Anchors, and Argo™ Knotless Suture Anchors which provide unique clinical solutions to orthopedic surgeons for the repair of soft tissue injuries. During 2022, we acquired Biorez, Inc. which focuses on augmentation and healing using the BioBrace® implant technology. In addition to implants, we offer supporting products that enable surgeons to perform minimally invasive sports medicine surgeries. These products include powered resection instruments as well as fluid management and visualization systems and the related single-use products which are marketed under a number of brands, including CONMED Linvatec®, Concept® and Shutt®. In sports medicine, we compete with Smith & Nephew, plc; Arthrex, Inc.; Stryker Corporation; Johnson & Johnson: DePuy Mitek, Inc.; Zimmer Biomet, Inc.; Paragon 28 and Treace Medical Concepts.

We also provide our customers with a comprehensive line of battery-powered, autoclavable, large and small bone power tool systems for use in orthopedic, arthroscopic, oral/maxillofacial, podiatric, spinal and cardiothoracic surgeries. These products are marketed under the Hall® surgical brand name, a pioneer in power surgical tools in the United States. In powered instruments, our competition includes Stryker Corporation; Medtronic plc; Johnson & Johnson: DePuy Synthes, Inc.; and Zimmer Biomet, Inc.

In 2022, approximately 74% of orthopedic surgery revenue came from single-use products that are expected to be recurring.

General Surgery

Our general surgery product line offers a large range of products in the areas of advanced surgical and advanced endoscopic technologies.

Our advanced surgical product offering includes the leading clinical insufflation system (AirSeal®). AirSeal® includes the proprietary valveless access ports that deliver significant benefits to traditional minimally invasive surgery and robotic surgical procedures. The Buffalo Filter acquisition complemented the CONMED portfolio of smoke removal devices, which provides the Company with the broadest portfolio of single-use and capital smoke evacuation products available in the medical device market today. In addition to AirSeal® and the Buffalo Filter® products, the Company manufactures and sells an extensive energy line and a broad offering of endomechanical products. The electrosurgical offering consists of monopolar and bipolar generators, argon beam coagulation generators, handpieces, smoke management systems and other accessories. Our endomechanical products offer a full line of instruments, including the Anchor[1] line of tissue retrieval bags, trocars, suction irrigation devices, graspers, scissors and dissectors, used in minimally invasive surgery. Our competition includes Medtronic plc; Johnson & Johnson: Ethicon Endo-Surgery, Inc.; Stryker Endoscopy, Olympus, ERBE Elektromedizin GmbH; and Applied Medical Resources Corporation.

Our advanced endoscopic technologies offering includes a comprehensive line of therapeutic and diagnostic products used in gastroenterology procedures which utilize flexible endoscopes, as well as patient monitoring products. In addition to these offerings, we offer a unique energy platform specifically designed for gastroenterology and pulmonology procedures. Devices include products for dilatation, hemostasis, biliary, structure management, infection prevention and patient monitoring. Patient monitoring includes ECG electrodes, EEG electrodes and cardiac defibrillation pads. Our competition includes Boston

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[1]Anchor is a trademark of the Anchor Products Company, Addison, Illinois.

Scientific Corporation - Endoscopy; Cook Medical, Inc.; Merit Medical Endotek; Olympus, Inc.; STERIS Corporation - U.S. Endoscopy, Cantel Medical- Medivators, Inc., Cardinal and 3M Company.

In 2022, approximately 91% of general surgery revenue came from single-use products that are expected to be recurring.

International

Expanding our international presence is an important component of our long-term growth plan. Our products are sold in over 100 countries. International sales efforts are coordinated through local country dealers (including sub-distributors or sales agents) or through direct in-country sales. We distribute our products through sales subsidiaries and branches with offices located in Australia, Austria, Belgium, Brazil, Canada, China, Denmark, Finland, France, Germany, Italy, Japan, Korea, the Netherlands, Poland, Spain, Sweden and the United Kingdom. In these countries, our sales are denominated in the local currency and amounted to approximately 34% of our total net sales in 2022. In the remaining countries where our products are sold through independent distributors, sales are denominated in United States dollars.

Competition

We compete in orthopedic and general surgery medical device markets across the world. Our competitors range from large manufacturers with multiple business units to smaller manufacturers with limited product offerings. We believe we have appropriate product offerings and adequate market share to compete effectively in these markets. The global markets are constantly changing due to technological advances. We seek to closely align our research and development with our key business objectives, namely developing and improving products and processes, applying innovative technology to the manufacture of products for new global markets and reducing the cost of producing core products.

The breadth of our product lines in our key product areas enables us to meet a wide range of customer requirements and preferences. This has enhanced our ability to market our products to surgeons, hospitals, surgery centers, group purchasing organizations ("GPOs"), integrated delivery networks ("IDNs") and other customers, particularly as institutions seek to reduce costs and minimize the number of suppliers.

Marketing

A significant portion of our products are distributed domestically directly to more than 6,000 hospitals, surgery centers and other healthcare institutions as well as through medical specialty distributors. We are not dependent on any single customer and no single customer accounted for more than 10% of our net sales in 2022, 2021 and 2020.

A significant portion of our U.S. sales are to customers affiliated with GPOs, IDNs and other large national or regional accounts, as well as to the Veterans Administration and other hospitals operated by the Federal government. For hospital inventory management purposes, some of our customers prefer to purchase our products through independent third-party medical product distributors.

Our employee sales representatives are extensively trained in our various product offerings. Each employee sales representative is assigned a defined geographic area and compensated on a commission basis or through a combination of salary and commission. The sales force is supervised and supported by either area directors or district managers. In certain geographies, sales agent groups are used in the United States to sell our orthopedic products. These sales agent groups are paid a commission for sales made to customers while home office sales and marketing management provide the overall direction and training for marketing and positioning of our products. Our sales professionals provide surgeons and other healthcare professionals with information relating to the technical features and benefits of our products.

Our healthcare systems organization is responsible for interacting with large regional and national accounts (e.g. GPOs, IDNs, etc.). We have contracts with many such organizations and believe that the loss of any individual group purchasing contract would not materially impact our business.

We sell to a diversified base of customers around the world and, therefore, believe there is no material concentration of credit risk.

Manufacturing

Raw material costs constitute a substantial portion of our cost of production. Substantially all of our raw materials and select components used in the manufacturing process are procured from external suppliers. Where possible, we work closely with multiple suppliers to ensure continuity of supply while maintaining high quality and reliability. As a result of supply chain best practices, new product development and acquisitions, we often form strategic partnerships with key suppliers. As a result, components and raw materials may be sole sourced. We continuously seek to manage our supply chain to mitigate supply disruptions that may pose an overall material adverse effect on our financial and operational performance. We seek to schedule production and maintain adequate levels of safety stock based on a number of factors, including experience, knowledge of customer ordering patterns, demand, manufacturing lead times and optimal quantities required to maintain the highest possible service levels. Customer orders are generally processed for immediate shipment and backlog of firm orders is therefore not generally material to an understanding of our business.

Research and Development

New and improved products play a critical role in our continued sales growth. Internal research and development efforts focus on the development of new products and technological and design improvements. We maintain close working relationships with surgeons, inventors and other healthcare professionals who often suggest to us new product and technology ideas, principally in procedure-specific areas. In certain cases, we seek to obtain rights to these ideas through negotiated agreements. Such agreements typically compensate the originator through payments based upon a percentage of licensed product net sales. Annual royalty expense approximated $3.2 million, $2.0 million and $1.5 million in 2022, 2021 and 2020, respectively.

Amounts expended for Company research and development were approximately $47.2 million, $43.6 million and $40.5 million during 2022, 2021 and 2020, respectively.

Intellectual Property

Patents and other proprietary rights, in general, are important to our business. We have rights to intellectual property, including United States patents and foreign equivalent patents which cover a wide range of our products with expiration dates from 2023 to 2041. We own a majority of these patents and have exclusive and non-exclusive licensing rights to the remainder. We believe that the development of new products and technological and design improvements to existing products will continue to be important to our competitive position.

Government Regulation and Quality Systems

The development, manufacture, sale and distribution of our products are subject to regulation by numerous agencies and legislative bodies, including the U.S. Food and Drug Administration ("FDA") and comparable foreign counterparts. In the United States, these regulations were enacted under the Medical Device Amendments of 1976 to the Federal Food, Drug and Cosmetic Act and its subsequent amendments, and the regulations issued or proposed thereunder.

The FDA's Quality System Regulations set forth requirements for our product design and manufacturing processes, require the maintenance of certain records, provide for on-site inspection of our facilities and continuing review by the FDA. Many of our products are also subject to industry-defined standards. Authorization to commercially market our products in the U.S. is granted by the FDA under a procedure referred to as a 510(k) pre-market notification and clearance or Premarket Approval ("PMA"). We believe that our products and processes presently meet applicable standards in all material respects.

Medical device regulations continue to evolve world-wide. Products marketed in the member countries of the European Union ("EU") and other countries require preparation of technical files and design dossiers which demonstrate compliance with applicable international regulations. As government regulations continue to change, there is a risk that the distribution of some of our products may be interrupted or discontinued if they do not meet the country specific requirements.

We market our products in numerous countries outside the United States and therefore are subject to regulations affecting, among other things, product standards, sterilization, packaging requirements, labeling requirements, import laws and on-site inspection by independent bodies with the authority to issue or not issue certifications we may require to be able to sell products in certain countries. Many of the regulations applicable to our devices and products in these countries are similar to those of the FDA. The member countries of the EU follow the requirements under the EU Medical Device Regulation ("EU MDR") which replaced a single set of regulations in May 2017 for all member countries. EU MDR imposes stricter requirements for the marketing and sale of medical devices, including in the areas of clinical evaluation requirements, quality systems, labeling and post-market surveillance with an effective date of May 2021. During the transition period, medical devices with notified body certificates issued under the EU Medical Device Directive prior to May 2021 may continue to be placed on the market for the earlier of the remaining validity of the certificate or May 2024. These regulations require companies that wish to manufacture and distribute medical devices in the European Union to maintain quality system certifications through European Union recognized Notified Bodies. These Notified Bodies authorize the use of the CE Mark allowing free movement of our products throughout the member countries. Requirements pertaining to our products vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. We believe that our products and quality procedures currently meet applicable standards for the countries in which they are marketed.

As noted above, our facilities are subject to periodic inspection by the United States Food and Drug Administration ("FDA") and foreign regulatory agencies or notified bodies for, among other things, conformance to Quality System Regulation and Current Good Manufacturing Practice ("CGMP") requirements and foreign or international standards. Refer to Note 14 for further discussion.

We are also subject to various environmental health and safety laws and regulations both in the United States and internationally, as are our suppliers and sterilization service providers. Our operations involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. We believe our policies, practices and procedures are properly designed to comply, in all material respects, with applicable environmental laws and regulations. We do not expect internal compliance with these requirements to have a material effect on purchases of property, plant and equipment, cash flows, net income (loss) or our competitive position. Refer to Item 1A, Risk Factors, for further discussion of the use of outside EtO sterilization service providers.

CONMED Workforce Overview

One of CONMED's core values is our belief in the power of engaged talent. As of December 31, 2022, we had approximately 4,100 full-time employees, including approximately 2,600 in operations and the remaining in sales, marketing, research and development and administration.

We know that our people are our most important assets and crucial to our ability to deliver on our mission. Accordingly, the success and growth of our business depends in large part on our ability to attract, engage and develop a diverse population of talented employees at all levels of our organization.

Talent Management and Succession Planning

All levels of Company management are engaged in talent management practices. The Board of Directors ("Board") reviews the Company's people strategy in support of its business strategy at least annually and frequently discusses talent opportunities, including a detailed discussion of the Company's global leadership talent and succession plans with a focus on key positions at the senior executive level. High-potential leaders are given exposure and visibility to Board members through formal presentations and informal events. More broadly, the Board is regularly updated on key talent indicators for the overall workforce, including diversity, recruitment and development programs.

Competitive Pay and Benefits

Our compensation programs are designed to align the compensation of our employees with CONMED's performance and to provide the proper incentives to attract, retain and motivate employees to achieve positive results. The structure of our compensation programs balances incentive earnings for both short-term and long-term performance. Our benefits offerings vary from country to country, dependent on local market practices. We regularly evaluate our benefits offerings to ensure their competitiveness as well as equity and fairness.

CONMED is committed to pay equity for all employees. Annually we review our pay equity globally. If pay equity issues are identified that cannot be explained by historical performance, time in role, tenure, or other job-related factors, we promptly address the inequity.

Diversity and Inclusion

A demonstrated commitment to diversity and inclusion is vital to CONMED's success as we seek out individuals who bring their unique capabilities to our Company. We believe that diverse teams stimulate innovation, enhance our understanding of the needs of our global customer base and ultimately deliver better results for our stakeholders. We value individual strengths and are committed to hiring and retaining employees of all different backgrounds and experiences. Tracking representation of diversity in our workforce helps us to understand where our opportunities exist. These metrics are reviewed on a regular basis at the senior executive level. We also recognize that representation of diversity in the workforce is not enough to have the impact desired, so we encourage inclusion and belonging in addition to representation.

Development

CONMED recognizes that development is most effective when customized to an employee's unique experiences and interests. In this spirit, CONMED employees and managers utilize various tools such as the annual performance review process and individual development plans to facilitate a specific individual's career growth.

Because our managers are the crucial link in our employee's growth and development, in 2021 CONMED launched a global leadership program called Embark. More than 375 leaders around the globe completed this interactive program on-line, which included topics such as diversity of thought, developing strengths and employee relations.

Employee Engagement

Measuring our team members' engagement helps us understand what is working well and where we have opportunities to improve. CONMED utilizes the Gallup Q12 Employee Engagement Survey both to measure engagement across the organization, and to provide a basis for individual team action planning sessions.

In May 2022, 99% of our global workforce participated in the survey, and all team members were invited to participate in subsequent team action planning sessions. During these sessions, survey results are reviewed and discussed. Additionally, the team agrees upon action items they can take to improve their engagement and make CONMED an even better place to work. Following these sessions, managers meet with their teams periodically to discuss progress on agreed upon action items. Due to the commitment of our global team members, CONMED's global engagement average overall score has increased year-over-year.

Item 1A. Risk Factors

An investment in our securities, including our common stock, involves a high degree of risk. Investors should carefully consider the specific factors set forth below as well as the other information included or incorporated by reference in this Form 10-K. See "Forward Looking Statements".

(i) Risks Related to Our Business and the Medical Device Industry

Our financial performance is dependent on conditions in the healthcare industry and the broader economy. Our business and financial performance could be adversely affected, directly or indirectly, by a potential economic downturn.

The results of our business are directly tied to the economic conditions in the healthcare industry and the broader economy as a whole. We will continue to monitor and manage the impact of the overall economic environment on the Company.

Market volatility and uncertainty related to inflation and its effects, which could potentially contribute to poor economic conditions, may contribute to or enhance some of the risks described herein. Any of these effects, or others that the Company is not able to predict, could adversely affect its financial condition or results of operations. Any deterioration in global economic conditions could also have material adverse effects on the Company's businesses or financial condition, even if the Company's direct exposure to the affected region is limited. Global political trends could increase the probability of a deterioration in global economic conditions.

In this regard, approximately 16% of our 2022 revenues are derived from the sale of capital products. The sales of such products may be negatively impacted if hospitals and other healthcare providers are unable to secure the financing necessary to purchase these products or otherwise defer purchases.

The COVID-19 global pandemic may pose significant risks to our business if the pandemic, and various responses to it, continue for an extended period of time.

The actions undertaken to reduce or respond to the spread of the virus, including its variants, have created and may continue to create significant disruptions with respect to the demand for non-urgent surgeries in hospitals and surgery centers and hospital and ambulatory surgery center operating volumes.

As of the date of this report:

1. In some geographies or territories, our field-based sales representatives are limited in their ability to travel to service or call on customers,

2. Some hospitals in some areas have delayed certain procedures to reserve space for COVID-19 patients or have experienced slowdowns due to staffing shortages.

As such, the COVID-19 pandemic has directly and indirectly adversely impacted the Company's business, financial condition and operating results. The extent to which this will continue will depend on numerous evolving factors that are highly uncertain, rapidly changing and cannot be predicted with precision or certainty at this time.

Limitations on the availability of Ethylene Oxide ("EtO") sterilization services may limit our ability to sell certain sterile products.

Approximately 30% of our products when measured in terms of revenues, are sterilized by third-party sterilizers using ethylene oxide, a chemical which, when present or used in high levels or concentrations, has raised some environmental concerns in some areas within the United States, with the result that some EtO sterilization facilities have closed, or are threatened with closure, either temporarily or permanently, in connection with government enforcement actions or enhanced regulations prompted by environmental concerns. On August 3, 2022, the U.S. Environmental Protection Agency (the "EPA") announced its plans to engage and share up-to-date information on the risks posed by EtO from commercial sterilizers, as well as its efforts to address the risks. The EPA also announced that it expects to propose an air pollution regulation to protect public health by addressing EtO emissions at commercial sterilizers. We have been able to secure EtO sterilization services to date, and do not currently expect sterilization availability to have a material impact on our business. If, however, there are further restrictions on capacity or further government actions adverse to EtO sterilization, it is possible that we could be impacted materially in the future.

As a manufacturer of medical devices that interacts with physicians and health care providers domestically and internationally, we face risks under domestic and foreign regulations, including the Foreign Corrupt Practices Act, similar statutes in other countries, and government enforcement actions more generally.

Manufacturers of medical devices have been the subject of various investigations or enforcement actions relating to interactions with health care providers domestically or internationally. The interactions with domestic health care providers are subject to regulations, known as the Anti-Kickback Statute, the Stark Act and the False Claims Act, that generally govern incentives for health care providers, or methods of reimbursement funded in whole or in part by the government. Similarly, the Foreign Corrupt Practices Act ("FCPA"), and similar foreign laws, prohibit certain conduct by manufacturers, generally described as bribery, with respect to interactions, either directly through foreign subsidiaries or indirectly through distributors, with health care providers who may be considered government officials because they are affiliated with public hospitals. The FCPA also imposes obligations on manufacturers listed on U.S. stock exchanges to maintain accurate books and records, and maintain internal accounting controls sufficient to provide assurance that transactions are accurately recorded, lawful and in accordance with management's authorization. The FCPA can pose unique challenges for manufacturers who operate in foreign cultures where conduct prohibited by the FCPA may not be viewed as illegal in local jurisdictions, and because, in some cases, a United States manufacturer may face risks under the FCPA based on the conduct of third parties over whom the manufacturer may not have complete control.

In this regard, from time to time, the Company may receive an information request or subpoena from a government agency, such as the Securities and Exchange Commission, Department of Justice, Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, the United States Food and Drug Administration, the Department of Labor, the Treasury Department or other federal and state agencies or foreign governments or government agencies. Alternatively, employees or private parties may provide us with reports of alleged misconduct. These information requests or subpoenas may or may not be routine inquiries, or may begin as informal or routine inquiries and over time develop into investigations or enforcement actions of various types under the FCPA or otherwise. Similarly, the employee and third party reports may prompt us to conduct internal investigations into the alleged misconduct. As a medical device company, CONMED's operations and interactions with government hospitals, healthcare professionals and purchasers may be subject to various federal and state regulations, including the federal False Claims Act, which provides, in part, that the federal government may bring a lawsuit against any person or entity that it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment to the government, or has made or used, or caused to be made or used, a false statement or false record material to a false claim. In addition, in certain circumstances, private parties may bring so-called Qui Tam claims as plaintiffs purportedly on behalf of the government asserting claims arising under the False Claims Act. A violation of the False Claims Act may result in fines up to $11,000 for each false claim, plus up to three times the amount of damages sustained by the government, and may also provide the basis for the imposition of administrative penalties and exclusion from participation in federal healthcare programs. Many states have enacted false claims acts that are similar to the federal False Claims Act. No inquiry or claim that the Company currently faces or has faced to date, and no report of misconduct that the Company has received to date, has had a material adverse effect on our financial condition, results of operations or cash flows. There can be no assurance, however, that any pending inquiries will not become investigations or enforcement actions, or the costs associated with responding to such inquiries, investigations, enforcement actions or investigations relating to reports of misconduct will not have a material adverse effect on our financial condition, results of operations or cash flows.

Failure to comply with regulatory requirements may result in recalls, loss of revenues, fines or materially adverse implications.

Substantially all of our products are classified as class II medical devices subject to regulation by numerous agencies, including the U.S. Food and Drug Administration ("FDA") and comparable international counterparts. As a manufacturer of medical devices, our manufacturing processes and facilities are subject to on-site inspection and continuing review by the FDA for compliance with the Quality System Regulation ("QSR"). There can be no assurance that the costs of responding to such inspections will not be material.

Manufacturing and sales of our products outside the United States are also subject to international regulatory requirements which vary from country to country. Moreover, we are generally required to obtain regulatory clearance or approval prior to marketing a new product. The time required to obtain approvals from foreign countries may be longer or shorter than that required for FDA clearance, and requirements for such approvals may differ from FDA requirements. Failure to comply with applicable domestic and/or foreign regulatory requirements may result in:

- fines, seizure or recall of products, or other enforcement actions;
- total or partial suspension of production;
- loss of certifications, withdrawal of existing product approvals or clearances;
- refusal to approve or clear new applications or notices;
- increased quality control costs; or
- criminal prosecution.

In addition to the QSR, many of our products are also subject to industry-defined standards. We may not be able to comply with these regulations and standards due to deficiencies in component parts or our manufacturing processes. If we are not able to comply with the QSR or industry-defined standards, we may not be able to fill customer orders and we may decide to cease production or sale of non-compliant products. Failure to produce products could affect our revenues, profit margins and could lead to loss of customers.

Our products are subject to product recall and we have conducted product recalls in the past. Although no recall has had a material adverse effect on our business or financial condition, we cannot be certain that regulatory issues will not have a material adverse effect on our business, financial condition or results of operations in the future or that product recalls will not harm our reputation and our customer relationships.

The highly competitive market for our products may create adverse pricing pressures.

The market for our products is highly competitive and our customers have alternative suppliers. Many of our competitors offer a range of products in areas other than those in which we compete, which may make such competitors more attractive to surgeons, hospitals, group purchasing organizations and others. In addition, many of our competitors are large, technically competent firms with substantial assets. Competitive pricing pressures or the introduction of new products by our competitors could have an adverse effect on our revenues. See "Products" in Item 1 - Business for a further discussion of these competitive forces.

Factors which may influence our customers' choice of competitor products include:

- changes in surgeon preferences;
- increases or decreases in healthcare spending related to medical devices;

- our inability to supply products as a result of product recall, market withdrawal or back-order;
- the introduction by competitors of new products or new features to existing products;
- the introduction by competitors of alternative surgical technology; and
- advances in surgical procedures, discoveries or developments in the healthcare industry.

Cost reduction efforts in the healthcare industry could put pressures on our prices and margins.

In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs. Such efforts include national healthcare reform, trends towards managed care, cuts in Medicare reimbursement for procedures, consolidation of healthcare distribution companies and collective purchasing arrangements by GPOs and IDNs. Demand and prices for our products may be adversely affected by such trends.

We use a variety of raw materials in our businesses, and significant shortages, inflation or price increases could increase our operating costs and adversely impact the competitive positions of our products.

Our reliance on certain suppliers and commodity markets to secure raw materials used in our products exposes us to volatility in the prices and availability of raw materials. In some instances, we participate in commodity markets that may be subject to allocations by suppliers. A disruption in deliveries from our suppliers, price increases or decreased availability of raw materials or commodities could have an adverse effect on our ability to meet our commitments to customers or increase our operating efficiencies and/or costs. The increases in costs or availability of raw materials may be exacerbated as a result of the COVID-19 pandemic, Russia's invasion of Ukraine and ongoing global supply chain challenges. In addition, increased inflation in wages and materials may also increase our costs. We believe that our supply management practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Where possible we have addressed increasing supply chain costs in pricing, yet continued cost pressures and raw material availability have had and may continue to have an adverse effect on our results of operations.

We may not be able to keep pace with technological change or to successfully develop new products with wide market acceptance, which could cause us to lose business to competitors.

The market for our products is characterized by rapidly changing technology. Our future financial performance will depend in part on our ability to develop and manufacture new products on a cost-effective basis, to introduce them to the market on a timely basis, to fund studies and otherwise develop clinical data to support the efficacy of our products, and to have them accepted by surgeons and other healthcare professionals.

We may not be able to keep pace with technology or to develop viable new products, including our ability to advance the Biorez and In2Bones product lines we acquired during 2022. In addition, many of our competitors are substantially larger with greater financial resources which may allow them to more rapidly develop new products. Factors which may result in delays of new product introductions or cancellation of our plans to manufacture and market new products include:

- research and development delays;
- capital and other financial constraints;
- delays or failures in securing regulatory approvals;
- the potential inability to secure clinical data demonstrating the efficacy of our products, or the inability to develop such clinical data on a timely basis, may delay, limit or preclude the adoption and market acceptance of new products we may develop; and
- changes in the competitive landscape, including the emergence of alternative products or solutions which reduce or eliminate the markets for pending products.

Ordering patterns of our customers may change resulting in reductions in sales.

Our hospital and surgery center customers purchase our products in quantities sufficient to meet their anticipated demand. Likewise, our healthcare distributor customers purchase our products for ultimate resale to healthcare providers in quantities sufficient to meet the anticipated requirements of the distributors' customers. Hospitals and customers may reduce demand for surgical products if they reserve space for COVID-19 patients or experience staff shortages or disputes. Should inventories of our products owned by our hospital, surgery center and distributor customers grow to levels higher than their requirements, our customers may reduce the ordering of products from us. This could result in reduced sales.

(ii) Risks Related to Our Indebtedness

The terms of our indebtedness outstanding from time to time, including our senior credit agreement, may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The senior credit agreement contains, and future credit facilities are expected to contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to respond to changes in our business or competitive activities, or to otherwise engage in acts that may be in our long-term best interest, including restrictions on our ability to:

- incur indebtedness;
- allow for liens to be placed on our assets;
- make investments;
- engage in transactions with affiliates;
- make certain restricted payments or enter into certain restrictive agreements;
- enter into certain swap agreements;
- change our line of business;
- pay dividends or make other distributions on, or redeem or repurchase, capital stock;
- consolidate, merge or sell all or substantially all of our assets;
- prepay and/or modify the terms of certain indebtedness; and
- pursue acquisitions.

These covenants, unless waived, may prevent us from pursuing and/or securing acquisitions, significantly limit our operating and financial flexibility and limit our ability to respond to changes in our business or competitive activities. Our ability to comply with such provisions may be affected by events beyond our control. In the event of any default under our credit agreement, the credit agreement lenders may elect to declare all amounts borrowed under our credit agreement, together with accrued interest, to be due and payable. If we were unable to repay such borrowings, the credit agreement lenders could proceed against collateral securing the credit agreement which consists of substantially all of our property and assets. Our credit agreement also contains a material adverse effect clause which may limit our ability to access additional funding under our credit agreement should a material adverse change in our business occur.

We may not be able to generate sufficient cash to service our indebtedness and other obligations, and, our leverage and debt service requirements may require us to adopt alternative business strategies.

As of December 31, 2022, we had $1,074.6 million of debt outstanding, representing 58% of total capitalization. In particular, on June 6, 2022, we completed an $800 million offering of the 2.250% Notes (as defined below) (including the full exercise by the initial purchasers of their $100 million option to purchase additional 2.250% Notes) through a private offering pursuant to Rule 144A (the "2.250% Notes Offering"). We may not have sufficient cash flow available to enable us to meet our obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as foregoing acquisitions, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We cannot be certain that any of these strategies could be implemented on terms acceptable to us, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources" and Note 8.

The degree to which we are leveraged could have important consequences to investors, including but not limited to the following:

- a portion of our cash flow from operations must be dedicated to debt service and will not be available for operations, capital expenditures, acquisitions, dividends and other purposes;
- our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited or impaired or may be at higher interest rates;
- we may be at a competitive disadvantage when compared to competitors that are less leveraged;
- we may be hindered in our ability to adjust rapidly to market conditions;
- our degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or other adverse circumstances applicable to us; and
- our interest expense could increase if interest rates in general increase because a portion of our borrowings, including our borrowings under our credit agreement, are and will continue to be at variable rates of interest.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our senior credit agreement are at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income (loss) and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. The interest rates rose in fiscal year 2022 and may rise further going forward. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Loans under our senior credit agreement bear interest based on SOFR, a benchmark interest rate that has replaced LIBOR, but experience with this replacement benchmark interest rate is limited.

As a result of the phase out of LIBOR, the London Interbank Offered Rate, which was historically the basic rate of interest used as a reference for setting the interest rate on loans globally, we have progressively amended our senior credit agreement to adopt alternatives to LIBOR for calculating the interest rates applicable. Most recently, in December 2022, we amended the agreement to adopt a term rate based on the Secured Overnight Financing Rate ("SOFR") as the benchmark rate for U.S. dollar borrowings. SOFR and similar alternatives to LIBOR for other currencies, such as the Sterling Overnight Index Average ("SONIA"), which is used for pound sterling loans under our senior credit agreement, are calculated and administered differently from LIBOR, which could result in interest rates and/or payments that are higher or lower than the rates and payments that we experienced when interest rates were based on LIBOR. Given the limited historical data available for such alternative benchmark rates, the full consequences of their adoption cannot be predicted at this time. In addition, because the use of rates based on SOFR, SONIA and other alternatives to LIBOR is relatively new, there could be unanticipated difficulties or disruptions with the calculation and publication of such rates, which could pose operational challenges to the administration of our senior credit agreement.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We may incur substantial additional indebtedness, including secured indebtedness. As of December 31, 2022, we have $513.2 million of availability under the senior credit agreement. If we incur secured indebtedness and such secured indebtedness is either accelerated or becomes subject to a bankruptcy, liquidation or reorganization, our assets would be used to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the debt that is not similarly secured. If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify. Our senior credit agreement restricts our ability to incur additional indebtedness, including secured indebtedness, but if the facilities mature or are repaid, we may not be subject to such restrictions under the terms of any subsequent indebtedness.

The conditional conversion features of our 2.625% Convertible Notes due 2024 (the "2.625% Notes") and the 2.250% Convertible Notes due 2027 (the "2.250% Notes" and, together with the 2.625% Notes, the "Convertible Notes"), if triggered, may adversely affect our financial condition.

In the event the conditional conversion features of the 2.625% Notes issued on January 29, 2019 or the 2.250% Notes issued on June 6, 2022 are triggered, holders of the applicable Convertible Notes will be entitled to convert the applicable Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Notes, we would be required to make cash payments to satisfy all or a portion of our conversion obligation based on the conversion rate, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Notes as a current rather than long-term liability, which could result in a material reduction of our net working capital. Refer to Note 8 for further details on the Convertible Notes.

The convertible notes hedge and warrant transactions that we entered into in connection with the offering of the Convertible Notes may affect the value of the Convertible Notes and our common stock.

In connection with the offering of the Convertible Notes, we entered into convertible notes hedge transactions with certain option counterparties (each an "Option Counterparty"). The convertible notes hedge transactions are expected generally to reduce the potential dilution upon conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Convertible Notes, as the case may be. We also entered into warrant transactions with each Option Counterparty. The warrant transactions could separately have a dilutive effect on our common stock to the extent that the market price per share of our common stock exceeds the strike price of the warrants, unless we elect to settle the warrants in cash. In connection with establishing its initial hedge of the convertible notes hedge and warrant transactions, each

Option Counterparty or an affiliate thereof may have entered into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the Convertible Notes. This activity could increase (or reduce the size of any decrease in) the market price of our common stock or the Convertible Notes at that time. In addition, each Option Counterparty or an affiliate thereof may modify its hedge position by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the Convertible Notes (and is likely to do so during any observation period related to a conversion of the Convertible Notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the Convertible Notes. In addition, if any such convertible notes hedge and warrant transactions fail to become effective, each Option Counterparty may unwind its hedge position with respect to our common stock, which could adversely affect the value of our common stock and the value of the Convertible Notes.

We are subject to counterparty risk with respect to the convertible notes hedge transactions.

Each Option Counterparty to the convertible notes hedge transactions is a financial institution whose obligation to perform under the convertible notes hedge transaction will not be secured by any collateral. If an Option Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under our transactions with the Option Counterparty. Our exposure will generally correlate to the increase in the market price and in the volatility of our common stock. In addition, upon a default by an Option Counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. Although these counterparties are large, reputable U.S. financial institutions, we can provide no assurances as to the financial stability or viability of any Option Counterparty.

(iii) Risks Related to Our Acquisition Strategy

Our financial performance is subject to the risks inherent in any acquisition, including the effects of increased borrowing and integration of newly acquired businesses or product lines.

A key element of our business strategy has been to expand through acquisitions and we may seek to pursue additional acquisitions in the future. Our success in pursuing acquisitions depends on our ability to identify target companies or product lines that are available for sale, to identify risks in the diligence process and, to negotiate successful terms with the sellers, as the sellers may also be negotiating with other bidders with greater financial resources. Even when we win a bid, our success is also dependent in part upon our ability to integrate acquired companies or product lines into our existing operations. We may not have sufficient management and other resources to accomplish the integration of our past and future acquisitions, which may strain our relationship with customers, suppliers, distributors, personnel or others. There can be no assurance that we will be able to identify and make acquisitions, or that we will be able to obtain financing for such acquisitions, on acceptable terms. In addition, while we are generally entitled to customary indemnification from sellers of businesses or coverage from representation and warranty insurance for any difficulties that may have arisen prior to our acquisition of each business, acquisitions may involve exposure to unknown liabilities and the amount and time for claiming under these indemnification provisions is often limited. As a result, our financial performance is now, and will continue to be, subject to various risks associated with the acquisition of businesses, including the financial effects associated with any increased borrowing required to fund such acquisitions or with the integration of such businesses.

The terms of any future preferred equity or debt financing may give holders of any preferred securities or debt securities rights that are senior to rights of our common shareholders or impose more stringent operating restrictions on our company.

Debt or equity financing may not be available to us on acceptable terms. If we incur additional debt or raise equity through the issuance of preferred stock or convertible securities, the terms of the debt or the preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations. If we raise funds through the issuance of additional equity, the ownership percentage of our existing shareholders would be diluted.

(iv) Other Risks Related to Our Business

We could experience a failure of a key information technology system, process or site or a breach of information security, including a cybersecurity breach or failure of one or more key information technology systems, networks, processes, associated sites or service providers, and could potentially become liable for a breach of various data privacy regulations.

We rely extensively on information technology ("IT") systems for the storage, processing, and transmission of our electronic, business-related, information assets used in or necessary to conduct business. We leverage our internal IT infrastructures, and those of our business partners or other third parties, to enable, sustain, and support our global business activities. In addition, we rely on networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third-parties or their vendors, to assist in conducting our business. The data we store and process may include customer payment information, personal information concerning our employees, confidential financial information, and other types of sensitive business-related information. In limited instances, we may also come into possession of information related to patients of our physician customers. Numerous and evolving cybersecurity threats pose potential risks to the security of our IT systems, networks and services, as well as the confidentiality, availability and integrity of our data. In addition, the laws and regulations governing security of data on IT systems and otherwise collected, processed, stored, transmitted, disclosed and disposed of by companies are evolving, adding another layer of complexity in the form of new requirements. We have made, and continue to make investments, seeking to address these threats, including monitoring of networks and systems, hiring of third party service providers with expertise in cybersecurity, employee training and security policies for employees and third-party providers. The techniques used in these attacks change frequently and may be difficult to detect for periods of time and difficult to anticipate by implementing adequate preventative measures.

Our worldwide operations mean that we are subject to laws and regulations, including data protection and cybersecurity laws and regulations, in many jurisdictions. For example, the European Union ("EU") General Data Protection Regulation ("GDPR") requires us to manage personal data in the EU and may impose fines of up to four percent of our global revenue in the event of certain violations. In addition, legal requirements standards for cross-border personal data transfers from outside the United States are constantly changing, including the revisions made by the European Economic Area ("EEA") that require the use of revised Standard Contractual Clauses ("SCCs") for international data transfers from the EEA. The SCCs are required to be used for new agreements involving the cross-border transfer of personal data from the EEA and must be supplemented by an assessment and due diligence of the legal and regulatory landscape of the jurisdiction of the data importer, the channels used to transmit personal data and any sub-processors that may receive personal data. The UK has developed its own set of SCCs that must be used for transfers of personal data from the UK to the U.S. In December 2022, the European Commission announced a draft adequacy decision for the EU-U.S. Data Privacy Framework (the "EU-U.S. DPF"), a cross-border data transfer mechanism that will replace the EU-U.S. Privacy Shield that was invalidated in 2020. The EU-U.S. DPF is in development and there is no guarantee that it will be approved in its current form. Compliance with these changes and any future changes to data transfer or privacy requirements could potentially require us to make significant technological and operational changes, any of which could result in substantial costs, and failure to comply with applicable data protection and transfer or privacy laws requirements could subject us to fines or regulatory oversight.

Likewise, the California Consumer Privacy Act ("CCPA") imposes obligations on companies that conduct business in California, and meet other requirements, with respect to the collection or sale of specified personal information. In November 2020, voters in the State of California approved the California Privacy Rights Act ("CPRA"), a ballot measure that amends and supplements the CCPA by, among other things, expanding certain rights relating to personal information and its use, collection, deletion, and disclosure by covered businesses. Compliance with the CCPA, the CPRA, and other state statutes, common law, or regulations designed to protect consumer, employee, or job applicant personal information could potentially require substantive technology infrastructure and process changes across many of the Company's businesses. Other jurisdictions are also implementing or proposing a variety of data privacy laws and regulations. Further, there has been a developing trend of civil lawsuits and class actions relating to breaches of consumer data held by large companies or incidents arising from other cyber-attacks. Any data security breaches, cyber-attacks, malicious intrusions or significant disruptions could result in actions by regulatory bodies and/or civil litigation, any of which could materially and adversely affect our business, results of operations, financial condition, cash flows, reputation or competitive position.

The costs of attempting to protect IT systems and data may increase, and there can be no assurance that these added security efforts will prevent all breaches of our IT systems or thefts of our data. If our IT systems are damaged or cease to function properly, the networks or service providers we rely upon fail to function properly, we fail to comply with an applicable law or regulation, such as the GDPR, or we or one of our third-party providers suffer a loss or disclosure of our business or stakeholder information due to any number of causes ranging from catastrophic events or power outages to improper data handling or security breaches and our business continuity plans do not effectively address these failures on a timely basis, we may be exposed to potential disruption in operations, loss of customers, reputational, competitive and business harm, and significant costs from remediation, litigation and regulatory actions.

We rely on various software programs and information technology systems to run our business, some of which may be old or no longer supported and requiring replacements or updates. The failure of any of these software systems or information technology systems to operate properly, or disruptions associated with updating or implementing new software or information technology systems, may have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

We rely on various software programs and information technology systems to run our business, some of which maybe old, have suffered outages, may no longer be supported and may require replacements or updates. For example, in the fourth quarter of 2022, we launched a new warehouse management system ("WMS"), which caused service level disruptions that impacted our ability to ship certain quantities of finished goods to customers. There can be no assurances that the resolution of the WMS issues will fully recover in 2023 the sales that were delayed or lost in the fourth quarter of 2022 and thereafter. Further, the implementation may disrupt our operations and our ability to fulfill customer orders. Also, these disruptions have caused and may continue to cause the Company to incur incremental costs and expenses in connection with the resolution of implementation issues. To the extent that these disruptions recur and/or persist over time, this could negatively impact our competitive position and our relationships with our customers and thus could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

We rely on a third party to obtain, process and distribute sports medicine allograft tissue. If such tissue cannot be obtained, is not accepted by the market or is not accepted under numerous government regulations, our results of operations could be negatively impacted.

A portion of our orthopedic revenues relate to our share of the service fees from the Musculoskeletal Transplant Foundation ("MTF") allograft tissues for which we have exclusive worldwide sales representation, marketing and promotion rights, as further described in our revenue recognition policy in Note 1. Our primary costs related to these revenues come from our commission expense and certain marketing costs. Our ability to increase the service fees may be constrained by certain factors which are outside of our control, such as the limited supply of donors and donated tissue that meets the quality standards of MTF. Similarly, under the terms of the agreement, MTF remains responsible for tissue procurement and processing, shipment of tissues and invoicing of service fees to customers. To the extent MTF's performance does not meet customer expectations or otherwise fails, we may be unable to increase the allograft service fees or to find a suitable replacement for MTF on terms that are acceptable.

The FDA and several states have statutory authority to regulate allograft processing and allograft-based materials. The FDA could identify deficiencies in future inspections of MTF or MTF's suppliers or promulgate future regulatory rulings that could disrupt our business, reducing profitability.

We distribute some products for third-party companies, and cannot ensure that our rights to distribute such third-party products will continue indefinitely.

While we generally own the products' designs and rights to the products we sell, in some cases we distribute products for third-parties. While these third-parties may have business reasons for contracting with us to distribute their products, we may face the risk that the third-parties may seek alternate distribution partners when their distribution contracts with us expire or are scheduled for renewal. If we lose the distribution rights to such products, we may not be able to find replacement products that are acceptable to our customers, or to us.

If we lose our patents or they are held to be invalid, or if our products or services infringe on third party patents, we could become subject to liability and our competitive position could be harmed.

Much of the technology used in the markets in which we compete is covered by patents. We have numerous U.S. patents and corresponding international patents on products expiring at various dates from 2023 through 2041 and have additional patent applications pending. See Item 1 Business "Research and Development" and "Intellectual Property" for a further description of our patents. The loss of our patents could reduce the value of the related products and any related competitive advantage. Competitors may also be able to design around our patents and to compete effectively with our products. In addition, the cost of enforcing our patents against third parties and defending our products against patent infringement actions by others could be substantial, and we may not prevail.

While we seek to take reasonable steps to avoid infringing on patents we do not own or license, we cannot be sure that our services and products do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims could cost us money, prevent us from offering some services or products, or damage our reputation. We cannot be certain that:

- pending patent applications will result in issued patents;
- patents issued to or licensed by us will not be challenged by competitors;
- our patents will be found to be valid or sufficiently broad to protect our technology or provide us with a competitive advantage; or

- we will be successful in defending against pending or future patent infringement claims asserted against our products.

We may be sued for product liability claims and our insurance coverage may be insufficient to cover the nature and amount of any product liability claims.

Even if our products are properly designed and perform as intended, we may be sued. The nature of our products as medical devices, and the litigious environment, should be regarded as potential risks which could significantly and adversely affect our financial condition and results of operations. The insurance we maintain to protect against claims associated with the use of our products has deductibles and may not adequately cover the amount or nature of any claim asserted against us. We are also exposed to the risk that our insurers may become insolvent or that premiums may increase substantially. See "Item 3 - Legal Proceedings" for a further discussion of the risk of product liability actions and our insurance coverage.

Damage to our physical properties as a result of windstorm, earthquake, fire or other natural or man-made disaster may cause a financial loss and a loss of customers.

Although we maintain insurance coverage for physical damage to our property and the resultant losses that could occur during a business interruption, we are required to pay deductibles and our insurance coverage is limited to certain caps. For example, our deductible for windstorm damage to our Florida property amounts to 2% of any loss. Any increase in the frequency or severity of natural disaster events could result in increased insurance premiums.

Further, while insurance reimburses us for our lost gross earnings during a business interruption, if we are unable to supply our customers with our products for an extended period of time, there can be no assurance that we will regain the customers' business once the product supply is returned to normal.

Our significant international operations subject us to foreign currency fluctuations and other risks associated with operating in countries outside the United States.

A significant portion of our revenues, approximately 45% of 2022 consolidated net sales, were to customers outside the United States. We have sales subsidiaries in a significant number of countries in Europe as well as Australia, Canada, China, Japan and Korea. In those countries in which we have a direct presence, our sales are denominated in the local currency and those sales denominated in local currency amounted to approximately 34% of our total net sales in 2022. The remaining 11% of sales to customers outside the United States was on an export basis and transacted in United States dollars.

Because a significant portion of our operations consist of sales activities in jurisdictions outside the United States, our financial results may be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the markets in which we distribute products. While we have a hedging strategy involving foreign currency forward contracts for 2022, our revenues and earnings are only partially protected from foreign currency translation if the United States dollar strengthens as compared with currencies such as the Euro. Further, as of the date of this Form 10-K, we have not entered into any foreign currency forward contracts beyond 2024. Our international presence exposes us to certain other inherent risks, including:

- imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by international subsidiaries;
- imposition or increase of withholding and other taxes on remittances and other payments by international subsidiaries;
- trade barriers and tariffs;
- compliance with economic sanctions, trade embargoes, export controls, and the customs laws and regulations of the many countries in which we operate;
- political risks, including political instability;
- reliance on third parties to distribute our products;
- hyperinflation in certain countries outside the United States; and
- imposition or increase of investment and other restrictions by foreign governments.

We cannot be certain that such risks will not have a material adverse effect on our business and results of operations.

Our new products may fail to achieve expected levels of market acceptance.

New product introductions may fail to achieve market acceptance. The degree of market acceptance for any of our products will depend upon a number of factors, including:

- our ability to develop and introduce new products and product enhancements on a timely basis;
- our ability to successfully implement new technologies;
- the market's readiness to accept new products;
- having adequate financial and technological resources for future product development and promotion;
- the efficacy of our products;
- the extent to which we have, are able to fund and develop, clinical data surrounding the use and efficacy of our products; and
- the prices of our products compared to the prices of our competitors' products.

If our new products do not achieve market acceptance, we may be unable to recover our investments and may lose business to competitors.

In addition, some of the companies with which we now compete, or may compete in the future, have or may have more extensive research, marketing and manufacturing capabilities and significantly greater technical and personnel resources than we do, and may be better positioned to continue to improve their technology in order to compete in an evolving industry. See "Products" in Item 1 - Business for a further discussion of these competitive forces.

Our Board of Directors may, in the future, limit or discontinue payment of a dividend on common stock.

We have paid a quarterly dividend to our shareholders since 2012. However, we may not pay such dividends in the future at the prior rate, or at all. All decisions regarding our payment of dividends will be made by our Board of Directors from time to time, and are subject to an evaluation of our financial condition, results of operations and capital requirements, applicable law, industry practice, contractual restraints and other business considerations. In addition, our senior credit agreement may restrict our ability to pay dividends, and the terms of agreements governing debt that we may incur in the future may also limit or prohibit dividend payments. We may not have sufficient surplus or net profits under Delaware law to be able to pay any dividends, which may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures or increases in reserves.

Anti-takeover provisions in our organizational documents and Delaware law could delay or prevent a change in control.

Provisions of our certificate of incorporation and bylaws may delay or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

- the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- the requirement that a special meeting of shareholders may be called only by the board of directors, the chair of the board of directors, the president, or stockholders holding at least 25% of our outstanding stock (subject to certain procedural and informational requirements), which may delay the ability of our shareholders to force consideration of a proposal or to take action;
- the procedural safeguards in place in connection with stockholder action by written consent, including a requirement that stockholders of at least 25% of our outstanding common stock request that the board of directors set a record date to determine the stockholders entitled to act by written consent;
- providing indemnification and exculpation rights to our directors and officers;
- advance notice procedures that shareholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a shareholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us; and
- exclusive forum provisions, including provisions providing for the Court of Chancery of the State of Delaware as the exclusive forum for bringing certain actions.

As a Delaware corporation, we are also subject to Section 203 of the Delaware General Corporation Law, which provides that we may not engage in a business combination, such as a merger, consolidation, recapitalization, asset sale or disposition of stock, with any "interested stockholder" for a period of three years from the date that the interested stockholder first became an interested stockholder unless certain conditions are met.

Any provision of our certificate of incorporation and bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Environmental laws and regulations and climate change initiatives could materially and adversely affect our business, financial condition, and results of operations.

Our business and facilities and those of our suppliers are subject to a number of federal, state, local and international laws and regulations governing the protection of human health and the environment. In addition, concern over climate change and sustainability has led to foreign and domestic legislative and regulatory initiatives directed at limiting carbon dioxide and other greenhouse gas emissions. A failure to comply with current or future environmental laws and regulations could result in fines or penalties. Any such expenses or liability could have a material adverse effect on our financial condition, results of operations or cash flows.

Our ability to attract and retain qualified employees is critical to our success.

Our employees are our most important resource, and in many areas of the medical industry, competition for qualified personnel is intense. We seek to attract talented and diverse new employees and retain and motivate our existing employees. If we are unable to continue to attract or retain qualified employees, including our executives, our performance, including our competitive position, could be materially and adversely affected.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Facilities

The following table sets forth certain information with respect to our principal operating facilities. We believe that our facilities are generally well maintained, are suitable to support our business and adequate for present and anticipated needs.

Location	Square Feet	Own or Lease	Lease Expiration
Utica, NY	500,000	Own	—
Largo, FL	278,000	Own	—
Chihuahua, Mexico	207,720	Lease	October 2024
Chihuahua, Mexico	40,626	Lease	March 2028
Lithia Springs, GA	188,400	Lease	January 2025
Brussels, Belgium	58,276	Lease	June 2024
Mississauga, Canada	36,054	Lease	July 2036
Greenwood Village, CO	27,763	Lease	July 2024
Westborough, MA	19,533	Lease	November 2025
Frenchs Forest, Australia	16,959	Lease	July 2025

Our principal manufacturing facilities are located in Utica, NY, Largo, FL and Chihuahua, Mexico. Lithia Springs, GA and Brussels, Belgium are our principal distribution centers. We also maintain sales and administrative offices in countries throughout the world.

Item 3. Legal Proceedings

We are involved in various proceedings, legal actions and claims arising in the normal course of business, including proceedings related to product, labor and intellectual property and other matters that are more fully described in Note 14. We are not a party to any pending legal proceedings other than ordinary routine litigation incidental to our business.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock, par value $.01 per share, is traded on the New York Stock Exchange ("NYSE"), effective February 10, 2020, under the symbol "CNMD". Prior to this date, our common stock was traded on the NASDAQ Global Market under the same symbol. At February 6, 2023, there were 468 registered holders of our common stock and approximately 61,445 accounts held in "street name".

Our Board of Directors has authorized a share repurchase program; see Note 10 for further details.

The Board of Directors declared a quarterly cash dividend of $0.20 per share in 2021 and 2022. The fourth quarter dividend for 2022 was paid on January 5, 2023 to shareholders of record as of December 16, 2022. The total dividend payable at December 31, 2022 was $6.1 million and is included in other current liabilities in the consolidated balance sheet. Future decisions as to the payment of dividends will be at the discretion of the Board of Directors. See "Item 1A. Risk Factors - Other Risk Factors Related to our Business - Our Board of Directors may, in the future, limit or discontinue payment of a dividend on common stock."

Refer to Item 12 for information relating to compensation plans under which equity securities of CONMED Corporation are authorized for issuance.

Performance Graph

The performance graph below compares the cumulative five-year total shareholder return on the Company's Common Stock with the cumulative total return of the S&P 500 Index and the Standard & Poor's Health Care Equipment Index. In each case, the cumulative total return assumes reinvestment of dividends into the same class of equity securities at the frequency with which dividends are paid on such securities during the applicable fiscal year.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Conmed Corporation, the S&P 500 Index
and the S&P Health Care Equipment Index
$300
$260
$220
$180
$140
$100
$60
12/17
12/18
12/19
12/20
12/21
12/22
Conmed Corporation
S&P 500
S&P Health Care Equipment
*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.
Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our Consolidated Financial Statements and related notes contained elsewhere in this report.

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Overview of CONMED Corporation

CONMED Corporation ("CONMED", the "Company", "we" or "us") is a medical technology company that provides devices and equipment for surgical procedures. The Company's products are used by surgeons and other healthcare professionals in a variety of specialties including orthopedics, general surgery, gynecology, thoracic surgery and gastroenterology.

Our product lines consist of orthopedic surgery and general surgery. Orthopedic surgery consists of sports medicine instrumentation and small bone, large bone and specialty powered surgical instruments as well as imaging systems for use in minimally invasive surgical procedures and fees related to the promotion and marketing of sports medicine allograft tissue. General surgery consists of a complete line of endo-mechanical instrumentation for minimally invasive laparoscopic and gastrointestinal procedures, smoke evacuation devices, a line of cardiac monitoring products as well as electrosurgical generators and related instruments. These product lines as a percentage of consolidated net sales are as follows:

	2022	2021	2020
Orthopedic surgery	44 %	43 %	43 %
General surgery	56	57	57
Consolidated net sales	100 %	100 %	100 %

A significant amount of our products are used in surgical procedures with approximately 84% of our revenues derived from the sale of single-use products. Our capital equipment offerings also facilitate the ongoing sale of related single-use products and accessories, thus providing us with a recurring revenue stream. We manufacture substantially all of our products in facilities located in the United States and Mexico. We market our products both domestically and internationally directly to customers and through distributors. International sales approximated 45% in 2022, 45% in 2021 and 44% in 2020.

Business Environment

On June 13, 2022, we acquired In2Bones and all of its stock (the "In2Bones Acquisition") for an aggregate upfront payment of $145.2 million in cash. In addition, there are potential earn-out payments to In2Bones' equity holders in an amount up to $110.0 million based on the achievement of certain revenue targets for In2Bones products during the sixteen (16) successive quarters commencing on July 1, 2022. We financed the purchase through a combination of cash on hand and long term borrowings as further described in Note 8.

On August 9, 2022, we acquired Biorez and all of its stock (the "Biorez Acquisition") for an aggregate upfront payment of $85.5 million in cash. We paid $83.7 million as of December 31, 2022, with a $1.8 million holdback, pursuant to the merger agreement for the Biorez Acquisition. In addition, there are potential earn-out payments to Biorez' equity holders in an amount up to $165.0 million based on the achievement of certain revenue targets for Biorez products during the sixteen (16) successive quarters commencing on October 1, 2022. The Biorez Acquisition was funded through a combination of cash on hand and long-term borrowings.

Refer to Note 3 for further information on the business acquisitions.

Our business has been and may continue to be impacted by the COVID-19 pandemic as variants of the virus emerge. We believe we will continue to experience market variability as a result of the pandemic that could influence sales, suppliers, patients and customers. There remains uncertainty related to the COVID-19 pandemic, including the duration and severity of future impacts to the business and we continue to see our customers and suppliers impacted in a variety of ways. The Company is also being impacted by the macro-economic environment and we are experiencing higher manufacturing and operating costs caused by inflationary pressures and ongoing supply chain challenges. We continuously work with suppliers to mitigate these impacts; however, we expect these challenges to continue in 2023. This will likely impact our results of operations. See "Item

1A. Risk Factors" for more information. For additional discussion regarding COVID 19, see Liquidity and Capital Resources below.

During 2022, the world experienced, and continues to experience, the impact of Russia's invasion of Ukraine. The Company has no direct operations in either Russia or Ukraine and our business is limited to selling to third party distributors. Total revenues associated with sales to third party distributors in these countries are not material to the consolidated financial results, and we have fully reserved the outstanding accounts receivable from distributors in these territories which are not material. We will continue to monitor and adjust our business strategy in this region as necessary. While the direct impact on the Company of Russia's invasion of Ukraine is limited, we are being affected by increases in the price of oil as a result of sanctions on Russia, which contributes to overall inflation and increased costs.

During the fourth quarter of 2022, we implemented a warehouse management system to increase capacity and efficiency, however this also caused significant delays in shipping. As a result, we believe we lost a significant amount of sales and incurred incremental costs during this period. See Risk Factors - Other Risks Related to Our Business. We rely on various software programs and information technology systems to run our business, some of which may be old or no longer supported and requiring replacements or updates. The failure of any of these software systems or information technology systems to operate properly, or disruptions associated with updating or implementing new software or information technology systems, may have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

Critical Accounting Policies

Preparation of our financial statements requires us to make estimates and assumptions which affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 describes the significant accounting policies used in preparation of the consolidated financial statements. The most significant areas involving management judgments and estimates are described below and are considered by management to be critical to understanding the financial condition and results of operations of CONMED Corporation. Actual results may or may not differ from these estimates.

Goodwill and Intangible Assets

We have a history of growth through acquisitions. Assets and liabilities of acquired businesses are recorded at their estimated fair values as of the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Factors that contribute to the recognition of goodwill include synergies that are expected to increase net sales and profits; acquisition of a talented workforce; cost savings opportunities; the strategic benefit of expanding our presence in core and adjacent markets; and diversifying our product portfolio. Customer and distributor relationships, trademarks, tradenames, developed technology, patents and other intangible assets primarily represent allocations of purchase price to identifiable intangible assets of acquired businesses. Sales representation, marketing and promotional rights represent intangible assets created under our agreement with Musculoskeletal Transplant Foundation ("MTF"). Determining the fair value of intangible assets acquired as part of a business combination requires us to make significant estimates. These estimates include the timing and amount of cash flow projections, including revenue growth rates, obsolescence rate, EBITDA margin, the customer attrition rate, royalty rate and discount rates. As these are significant estimates, we would obtain the assistance of a third-party valuation specialist in estimating fair values of intangible assets for significant acquisitions.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to at least annual impairment testing. It is our policy to perform our annual impairment testing in the fourth quarter. The identification and measurement of goodwill impairment involves the estimation of the fair value of our business. Estimates of fair value are based on the best information available as of the date of the assessment. We completed our goodwill impairment testing of our single reporting unit during the fourth quarter of 2022. We performed our impairment test utilizing the market capitalization approach to determine whether the fair value of a reporting unit is less than its carrying amount. Based upon our assessment, the fair value of our reporting unit continues to exceed carrying value.

Intangible assets with a finite life are amortized over the estimated useful life of the asset and are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.   Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of an intangible asset subject to amortization is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. An impairment loss is recognized by reducing the carrying amount of the intangible asset to its current fair value.

For all other indefinite-lived intangible assets, we perform a qualitative impairment test. Based upon this assessment, we have determined that our indefinite-lived intangible assets are not impaired.

See Note 7 for further discussion of goodwill and other intangible assets.

Contingent Consideration

Certain acquisitions involve potential payments of future consideration that is contingent upon the acquired businesses reaching certain performance milestones. The Company records contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value. The fair value of contingent consideration is measured using projected payment dates, discount rates, revenue volatilities, and projected revenues. Projected revenues are based on the Company's most recent internal operational budgets and long-range strategic plans. The discount rate used is determined at the time of measurement in accordance with accepted valuation methodologies. Changes in projected revenues, revenue volatilities, discount rates, and projected payment dates may result in adjustments to the fair value measurements. Contingent consideration is remeasured each reporting period using Level 3 inputs, and the change in fair value, including accretion for the passage of time, is recognized as income or expense within operating expense in the consolidated statements of comprehensive income (loss). Contingent consideration payments made soon after the acquisition date are classified as investing activities in the consolidated statements of cash flows. Contingent consideration payments not made soon after the acquisition date that are related to the acquisition date fair value are reported as financing activities in the consolidated statements of cash flows, and amounts paid in excess of the original acquisition date fair value are reported as operating activities in the consolidated statements of cash flows. See Note 16 for further discussion of contingent consideration.

Pension Plan

We sponsor a defined benefit pension plan (the "pension plan") that was frozen in 2009. It covered substantially all our United States based employees at the time it was frozen. In conjunction with the pension plan, we recorded a pension benefit obligation totaling $71.2 million as of December 31, 2022. In accounting for this pension plan, we are required to make a number of assumptions, including the discount rate and mortality. The discount rate represents the interest rate used in estimating the present value of projected cash flows to settle the Company's pension obligations. The discount rate assumption is determined by using a full yield curve approach, which involves applying the specific spot rates along the yield curve used in the determination of the benefit obligation that correlates to the relevant projected cash flows. The mortality assumptions are based on the Pri-2012 Mortality Tables using the MP-2021 mortality improvement scale.

In performing a sensitivity analysis on the pension benefit obligation, a 0.25% increase in our discount rate would decrease the pension benefit obligation by $1.6 million and a 0.25% decrease in the discount rate would increase the pension benefit obligation by $1.7 million. See Note 13 for further discussion of the pension plan.

Consolidated Results of Operations

The following table presents, as a percentage of net sales, certain categories included in our consolidated statements of comprehensive income (loss) for the periods indicated:

	Years Ended December 31,		
	2022	2021	2020
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	45.4	43.8	46.6
Gross profit	54.6	56.2	53.4
Selling and administrative expense	43.4	41.0	43.3
Research and development expense	4.5	4.3	4.7
Income from operations	6.7	10.9	5.3
Interest expense	2.8	3.5	5.1
Other expense	10.7	0.1	—
Income (loss) before income taxes	(6.8)	7.2	0.2
Provision (benefit) for income taxes	0.9	1.0	(0.9)
Net income (loss)	(7.7)%	6.2 %	1.1 %

Net Sales

The following table presents net sales by product line for the years ended December 31, 2022, 2021 and 2020:

| | 2022 | 2021 | % Change from 2021 to 2022 | | |
			As Reported	Impact of Foreign Currency	Constant Currency [a]
Orthopedic surgery	$ 461.5	$ 438.4	5.3%	1.2%	6.5%
General surgery	584.0	572.2	2.1%	1.0%	3.1%
Net sales	$ 1,045.5	$ 1,010.6	3.4%	1.2%	4.6%
Single-use products	$ 874.9	$ 820.1	6.7%	1.1%	7.8%
Capital products	170.6	190.5	-10.5%	1.1%	-9.4%
Net sales	$ 1,045.5	$ 1,010.6	3.4%	1.2%	4.6%

| | 2021 | 2020 | % Change from 2020 to 2021 | | |
			As Reported	Impact of Foreign Currency	Constant Currency [a]
Orthopedic surgery	$ 438.4	$ 374.7	17.0%	-1.3%	15.7%
General surgery	572.2	487.8	17.3%	-0.6%	16.7%
Net sales	$ 1,010.6	$ 862.5	17.2%	-0.9%	16.3%
Single-use products	$ 820.1	$ 703.0	16.7%	-0.9%	15.8%
Capital products	190.5	159.5	19.5%	-1.1%	18.4%
Net sales	$ 1,010.6	$ 862.5	17.2%	-0.9%	16.3%

[a] Refer to Non-GAAP Financial Measures below for further details.

Net sales increased 3.4% to $1,045.5 million in 2022 from $1,010.6 million in 2021 driven by increases in our product lines. Net sales of In2Bones and Biorez products account for $24.8 million of sales in 2022.

- Orthopedic surgery sales increased 5.3% in 2022 to $461.5 million from $438.4 million in 2021 which was primarily driven by $24.8 million of sales from the recent acquisitions as well as growth in our sports medicine and procedures specific product offerings. This was offset by declines in capital equipment sales.

- General surgery sales increased 2.1% in 2022 to $584.0 million from $572.2 million in 2021 which was primarily driven by the continued growth in our AirSeal and other advanced surgical product offerings as well as advanced endoscopic technologies products.

Cost of Sales

Cost of sales was $474.2 million in 2022 compared to $442.6 million in 2021. Gross profit margins were 54.6% in 2022 and 56.2% in 2021. The decrease in gross profit margin of 1.6 percentage points in 2022 was driven by recognition of unfavorable production variances resulting from cost increases and inflation in raw materials, freight and other costs of production. In addition, during 2022, we incurred costs for inventory step-up adjustments of $4.5 million related to the In2Bones acquisition and $2.0 million in consulting fees related to a cost improvement initiative.

Selling and Administrative Expense

Selling and administrative expense was $454.0 million in 2022 compared to $414.8 million in 2021. Selling and administrative expense as a percentage of net sales was 43.4% in 2022 and 41.0% in 2021.

The increase in selling and administrative expense as a percentage of net sales in 2022 was primarily driven by the following costs in 2022:

- $10.1 million in consulting fees, legal fees and other integration related costs associated with the acquisitions of In2Bones and Biorez as further described in Note 3;
- $6.8 million in costs related to the implementation of a new warehouse management system. These costs mainly consisted of incremental freight, professional fees and other costs;
- $2.5 million in costs related to fair value adjustments to contingent consideration;
- $0.8 million in legal fees related to the settlement of litigation; and
- $0.8 million in costs consisting of severance related to the elimination of certain positions.

Research and Development Expense

Research and development expense was $47.2 million in 2022 and $43.6 million in 2021. As a percentage of net sales, research and development expense was 4.5% in 2022 and 4.3% in 2021. The higher spend as a percentage of net sales in 2022 was mainly driven by the In2Bones and Biorez acquisitions.

Interest Expense

Interest expense decreased to $28.9 million in 2022 compared to $35.5 million in 2021. The weighted average interest rates on our borrowings were 2.58% in 2022 decreasing from 2.76% in 2021. The decrease in interest expense in 2022 was primarily due to decreases in our term loan and revolving credit facility borrowings and 2021 including $10.2 million in interest expense related to the amortization of debt discount that is no longer applicable in 2022 as a result of the adoption of ASU 2020-06, as further described in Note 2. These are offset by the increased borrowings of the 2.250% Notes entered into on June 6, 2022.

Other Expense

Other expense during the year ended December 31, 2022 consisted of $103.1 million related to the conversion premium on the repurchase and extinguishment of 2.625% Notes; $5.5 million related to the settlement of the associated convertible notes hedge transactions and $3.4 million related to the write-off of deferred financing fees associated with the repurchase of $275.0 million of the 2.625% Notes and the pay down of $90.0 million on our term loan as further described in Note 8.

During 2021, we recorded $1.1 million related to a loss on early extinguishment and third party fees associated with the seventh amended and restated senior credit agreement.

Provision (Benefit) for Income Taxes

A provision (benefit) for income taxes was recorded at an effective rate of (13.7)% and 14.4% in 2022 and 2021, respectively. As compared to the federal statutory rate of 21.0%, the 2022 effective tax rate was lower primarily due to the premium on extinguishment of the 2.625% Notes and the change in fair value of convertible notes hedges upon settlement as these items were not deductible for tax purposes. The 2021 effective tax rate was lower than the federal statutory rate primarily due to benefits from federal income tax items including stock compensation and changes in the valuation allowance relating to certain foreign operations. A reconciliation of the United States statutory income tax rate to our effective tax rate is included in Note 9.

Non-GAAP Financial Measures

Net sales on a "constant currency" basis is a non-GAAP measure. The Company analyzes net sales on a constant currency basis to better measure the comparability of results between periods. To measure percentage sales growth in constant currency, the Company removes the impact of changes in foreign currency exchange rates that affect the comparability and trend of net sales.

Because non-GAAP financial measures are not standardized, it may not be possible to compare this financial measure with other companies' non-GAAP financial measures having the same or similar names. This adjusted financial measure should not be considered in isolation or as a substitute for reported net sales growth, the most directly comparable GAAP financial measure. This non-GAAP financial measure is an additional way of viewing net sales that, when viewed with our GAAP results, provides a more complete understanding of our business. The Company strongly encourages investors and shareholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

EBITDA is also a non-GAAP measure and is defined as earnings before income tax, interest expense, depreciation and amortization.

Liquidity and Capital Resources

Our liquidity needs arise primarily from capital investments, working capital requirements and payments on indebtedness under the seventh amended and restated senior credit agreement. We have historically met these liquidity requirements with funds generated from operations and borrowings under our revolving credit facility. In addition, we have historically used term borrowings, including borrowings under the amended and restated senior credit agreement and borrowings under separate loan facilities, in the case of real property purchases, to finance our acquisitions. We also have the ability to raise funds through the sale of stock or we may issue debt through a private placement or public offering.

We had total cash on hand at December 31, 2022 of $28.9 million, of which approximately $23.3 million was held by our foreign subsidiaries outside the United States with unremitted earnings. During 2022, we redeployed $17.2 million of cash from certain non-U.S. subsidiaries primarily for U.S. debt reduction which consisted primarily of earnings that were taxed in 2017 as part of the deemed repatriation toll charge implemented by Tax Reform. We may repatriate funds from certain foreign subsidiaries in the future. Refer to Note 9 for further details.

Operating Cash Flows

Our net working capital position was $284.7 million at December 31, 2022. Net cash provided by operating activities was $33.4 million in 2022 and $111.8 million in 2021 generated on net income (loss) of $(80.6) million in 2022 and $62.5 million in 2021. The change in cash provided by operating activities in 2022 as compared to 2021 was mainly driven by:

- A decrease in cash flows from inventory as we increased inventory levels to mitigate inventory supply challenges as well as the impact from lower sales in the fourth quarter of 2022 resulting from the implementation of a warehouse management system;
- An increase in cash flows from accounts payable is primarily due to the timing of payments;
- A decrease in cash from accrued compensation and benefits resulting from lower incentive compensation accruals as sales and earnings were lower than incentive targets; and
- Lower net income as we experienced higher costs due to the integration associated with acquisitions and warehouse management system implementation.

Investing Cash Flows

Net cash used in investing activities increased to $249.5 million in 2022 compared to $14.9 million in 2021 primarily due to the $144.7 million payment for the In2Bones Acquisition and $83.0 million for the Biorez Acquisition. In addition, capital expenditures were higher in 2022 compared to 2021.

Financing Cash Flows

Financing activities in 2022 provided cash of $225.0 million compared to the use of cash of $101.5 million in 2021. Below is a summary of the significant financing activities impacting the change during 2022 compared to 2021:

- We received proceeds of $800.0 million in 2.250% Notes as further described in Note 8.
- We paid $275.0 million in aggregate principal on the repurchase and extinguishment of the 2.625% Notes as further described in Note 8.
- We had net payments on our revolving line of credit of $70.0 million as compared to $67.0 million in net payments during 2021 as we used proceeds from our 2.250% Notes to pay down our outstanding balance.
- We had net payments on our term loan of $93.0 million as we prepaid $90.0 million with proceeds from the 2.250% Notes, compared to $14.2 million in 2021, inclusive of a $52.4 million impact on both borrowings and repayments between independent counterparties associated with the seventh amended and restated credit agreement.
- We paid $187.6 million to purchase hedges related to our 2.250% Notes. Partially offsetting this, were proceeds of $72.0 million from the issuance of warrants as further described in Note 8.
- We paid $69.5 million to settle warrants related to the 2.625% Notes and received $86.2 million to settle the hedges related to the 2.625% Notes as further described in Note 8.

- We paid $21.8 million in debt issuance costs mainly related to the 2.250% Notes in 2022 compared to $2.0 million in debt issuance costs related to the seventh amended and restated senior credit agreement in 2021.
- We paid $0.8 million and $6.2 million in 2022 and 2021, respectively, in contingent consideration related to prior acquisitions.

Other Liquidity Matters

Our cash balances and cash flows generated from operations may be used to fund strategic investments, business acquisitions, working capital needs, research and development, common stock repurchases and payments of dividends to our shareholders. Management believes that cash flow from operations, including cash and cash equivalents on hand and available borrowing capacity under our seventh amended and restated senior credit agreement, will be adequate to meet our anticipated operating working capital requirements, debt service, funding of capital expenditures, dividend payments and common stock repurchases in the foreseeable future. In addition, management believes we could access capital markets, as necessary, to fund future business acquisitions.

The Company is also being impacted by the macro-economic environment and we are experiencing higher manufacturing and operating costs caused by inflationary pressures, ongoing supply chain challenges and the impact of the warehouse management system implementation. As noted above, there also remains uncertainty related to the COVID-19 pandemic, including the duration and severity of future impacts to the business and we continue to see our customers and suppliers impacted by staffing shortages. We continue to monitor our spending and expenses in light of these factors. However, we may need to take further steps to reduce our costs, or to refinance our debt. See "Item 1A. Risk Factors - Risks Related to Our Indebtedness."

There were $134.6 million in borrowings outstanding on the term loan facility as of December 31, 2022. There were $70.0 million in borrowings outstanding under the revolving credit facility as of December 31, 2022. Our available borrowings on the revolving credit facility at December 31, 2022 were $513.2 million with approximately $1.8 million of the facility set aside for outstanding letters of credit.

The seventh amended and restated senior credit agreement contains covenants and restrictions which, among other things, require the maintenance of certain financial ratios and restrict dividend payments and the incurrence of certain indebtedness and other activities, including acquisitions and dispositions. We were in full compliance with these covenants and restrictions as of December 31, 2022. We are also required, under certain circumstances, to make mandatory prepayments from net cash proceeds from any issuance of equity and asset sales.

On June 6, 2022, the Company repurchased and extinguished $275.0 million principal amount of the 2.625% Notes for aggregate consideration consisting of $275.0 million in cash and approximately 0.9 million shares of the Company's common stock at an exchange premium cost of $103.1 million. At such time, we also settled related hedges and warrants as noted above and further described in Note 8. Concurrently, the Company entered into a Supplemental Indenture related to the remaining $70.0 million in 2.625% Notes, in which the Company irrevocably elected to settle the principal value of the remaining 2.625% Notes in cash.

On June 6, 2022, we issued $800.0 million in 2.250% Notes and irrevocably elected to settle the principal value in cash. A portion of these proceeds were used to repurchase and extinguish a portion of the 2.625% Notes, pay off our outstanding balance on our revolving line of credit on that date, pay down $90.0 million of our term loan and partially pay for our In2Bones Acquisition. At the time of this issuance, we entered into convertible note hedge transactions with a number of financial institutions for the number of shares of our common stock underlying the Notes. Concurrently with entering into the convertible notes hedge transactions, we also entered into separate warrant transactions with each option counterparty whereby we sold to such option counterparty warrants to purchase, subject to customary anti-dilution adjustments, the same number of shares of our common stock. Refer to Note 8 for further details.

See Note 8 for further information on our financing agreements and outstanding debt obligations.

Our Board of Directors has authorized a $200.0 million share repurchase program. Through December 31, 2022, we have repurchased a total of 6.1 million shares of common stock aggregating $162.6 million under this authorization and have $37.4 million remaining available for share repurchases. The repurchase program calls for shares to be purchased in the open market or in private transactions from time to time. We may suspend or discontinue the share repurchase program at any time. We have not purchased any shares of common stock under the share repurchase program during 2022. We have financed the repurchases and may finance additional repurchases through operating cash flow and from available borrowings under our revolving credit facility.

The Board of Directors declared a quarterly cash dividend of $0.20 per share in 2021 and 2022. Future decisions as to the payment of dividends will be at the discretion of the Board of Directors. See "Item 1A. Risk Factors - Other Risks Related to our Business - Our Board of Directors may, in the future, limit or discontinue payment of a dividend on common stock."

We expect an increased level of capital spending during the year ending December 31, 2023 compared to 2022. Capital spending will be monitored and controlled as the year progresses. We expect to use operating cash flows to satisfy capital spending requirements.

The following table summarizes our contractual obligations for the next five years and thereafter (amounts in thousands) as of December 31, 2022. Purchase obligations represent purchase orders for goods and services placed in the ordinary course of business. Contingent consideration represents the fair value of the current and non-current portions that while not certain if and/or when the payments will be made, are our best estimate of such payments.

		Payments Due by Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$ 1,074,587	$ 70,000	$ —	$ 1,004,587	$ —
Purchase obligations	203,838	197,926	5,912	—	—
Contingent consideration payments	186,432	18,633	123,369	44,430	—
Lease obligations	21,788	7,097	7,873	2,546	4,272
Total contractual obligations	$ 1,486,645	$ 293,656	$ 137,154	$ 1,051,563	$ 4,272

In addition to the above contractual obligations, we are required to make periodic interest payments on our long-term debt obligations (see additional discussion under Item 7A. "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk" and Note 8). The above table also does not include unrecognized tax benefits of approximately $0.2 million, the timing and certainty of recognition for which is not known (See Note 9).

Stock-based Compensation

We have reserved shares of common stock for issuance to employees and directors under two shareholder-approved share-based compensation plans (the "Plans"). The Plans provide for grants of stock options, stock appreciation rights ("SARs"), dividend equivalent rights, restricted stock, restricted stock units ("RSUs"), performance share units ("PSUs") and other equity-based and equity-related awards. The exercise price on all outstanding stock options and SARs is equal to the quoted fair market value of the stock at the date of grant. RSUs and PSUs are valued at the market value of the underlying stock on the date of grant. Stock options, SARs, RSUs and PSUs are generally non-transferable other than on death and generally become exercisable over a four to five year period from date of grant. Stock options and SARs expire ten years from date of grant. SARs are only settled in shares of the Company's stock (See Note 10). Total pre-tax stock-based compensation expense recognized in the consolidated statements of comprehensive income (loss) was $21.7 million, $16.3 million and $13.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Other Matters

Through April 1, 2020, our credit facility allowed us to seek to sell products to certain customers in Iran in compliance with applicable laws and regulations and subject to certain terms and conditions, including pre-approval by us and our lenders of the identity of any distributor and prior review of each of the end-customers. We had sales to a third-party distributor in Iran during the first quarter of 2020. We limited such sales into Iran to products that qualified as "medical supplies" within the meaning of the general license, or covered by specific licenses, provided by the Iranian Transactions and Sanctions Regulations set forth in the regulations promulgated by the Office of Foreign Assets Control ("OFAC") of the United States Department of the Treasury set forth at 31 C.F.R. § 560.530. We have implemented certain controls and processes designed to ensure that the ultimate end-users for the products are those permitted under the OFAC general license, and that the sales and transactions with the Iranian distributor otherwise comply with the requirements of the OFAC regulations. The expected revenues and net profits associated with sales to the Iranian distributor were not material to our overall results of operations.

We do not believe that our activities to date have been subject to required disclosure under Section 13(r) of the Securities Exchange Act of 1934 (the "Exchange Act"), which, among other things, requires disclosure of transactions and activities knowingly entered into with the Government of Iran that do not benefit from an OFAC license and with certain designated parties. If, however, activities are in the future discovered to be within the scope of the transactions and activities captured by Section 13(r) of the Exchange Act, we will make the required disclosures and notices.

New Accounting Pronouncements

See Note 2 for a discussion of new accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices such as commodity prices, foreign currency exchange rates and interest rates. In the normal course of business, we are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. We manage our exposure to these and other market risks through regular operating and financing activities and as necessary through the use of derivative financial instruments.

Foreign Currency Risk

Approximately 45% of our total 2022 consolidated net sales were to customers outside the United States. We have sales subsidiaries in a significant number of countries in Europe as well as Australia, Brazil, Canada, China, Japan and Korea. In those countries in which we have a direct presence, our sales are denominated in the local currency amounting to approximately 34% of our total net sales in 2022. The remaining 11% of sales to customers outside the United States was on an export basis and transacted in United States dollars.

Because a significant portion of our operations consist of sales activities in foreign jurisdictions, our financial results may be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the markets in which we distribute products. During 2022, foreign currency exchange rates, including the effects of the hedging program, caused sales to decrease by approximately $11.6 million.

We hedge forecasted intercompany sales denominated in foreign currencies through the use of forward contracts. We account for these forward contracts as cash flow hedges. To the extent these forward contracts meet hedge accounting criteria, changes in their fair value are not included in current earnings but are included in accumulated other comprehensive loss. These changes in fair value will be recognized into earnings as a component of sales or cost of sales when the forecasted transaction occurs.

We also enter into forward contracts to exchange foreign currencies for United States dollars in order to hedge our currency transaction exposures on intercompany receivables denominated in foreign currencies. These forward contracts settle each month at month-end, at which time we enter into new forward contracts. We have not designated these forward contracts as hedges and have not applied hedge accounting to them.

Refer to Note 16 for further discussion.

Interest Rate Risk

At December 31, 2022, we had approximately $204.6 million of variable rate long-term debt outstanding under our senior credit agreement. Assuming no repayments, if market interest rates for similar borrowings averaged 1.0% more in 2023 than they did in 2022, interest expense would increase, and income (loss) before income taxes would decrease by $2.0 million. Comparatively, if market interest rates for similar borrowings average 1.0% less in 2023 than they did in 2022, our interest expense would decrease, and income (loss) before income taxes would increase by $2.0 million.

Item 8. Financial Statements and Supplementary Data

Our 2022 Financial Statements are included in this Form 10-K beginning on page 43 and incorporated by reference herein.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosures

There were no changes in or disagreement with accountants on accounting and financial disclosure.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by CONMED Corporation's management, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15 under the Securities Exchange Act of 1934) occurred during the fourth quarter of the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

CONMED Corporation acquired the wholly owned subsidiaries of In2Bones Global, Inc. ("In2Bones") on June 13, 2022 and Biorez, Inc. ("Biorez") on August 9, 2022. As permitted by guidance issued by the SEC, management has excluded the internal controls of In2Bones and Biorez from its annual assessment of the effectiveness of our internal control over financial reporting for December 31, 2022. In2Bones and Biorez are wholly-owned subsidiaries whose total assets and total revenues excluded from management's assessment of internal control over financial reporting represent 1% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part IV, Item 15 of the Annual Report on Form 10-K.

Item 9B. Other Information

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to the sections captioned "Proposal One: Election of Directors", "Directors, Executive Officers, Other Company Officers and Nominees for the Board of Directors", "Delinquent Section 16(a) Reports", "Ethics Disclosure" and "Meetings of the Board of Directors and Committees, Leadership Structure and Risk Oversight" in CONMED Corporation's definitive Proxy Statement or other informational filing to be filed with the Securities and Exchange Commission on or about April 11, 2023.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the sections captioned "Compensation Discussion and Analysis", "Compensation Committee Report on Executive Compensation", "Summary Compensation Table", "Pay Versus Performance Table", "Grants of Plan-Based Awards", "Outstanding Equity Awards at Fiscal Year-End", "Option Exercises and Stock Vested", "Non-Qualified Deferred Compensation", "Potential Payments on Termination or Change in Control", "Director Compensation," "Pay Ratio" and "Board of Directors and Compensation Committee Interlocks and Insider Participation; Certain Relationships and Related Transactions" in CONMED Corporation's definitive Proxy Statement or other informational filing to be filed with the Securities and Exchange Commission on or about April 11, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to the section captioned "Security Ownership of Certain Beneficial Owners and Management" in CONMED Corporation's definitive Proxy Statement or other informational filing to be filed with the Securities and Exchange Commission on or about April 11, 2023.

Information relating to shareholder approved compensation plans under which equity securities of CONMED Corporation are authorized for issuance is set forth below:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,701,360	$ 92.98	2,791,031
Equity compensation plans not approved by security holders	—	—	—
Total	3,701,360	92.98	2,791,031

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the section captioned "Directors, Executive Officers and Nominees for the Board of Directors" and "Board of Directors and Compensation Committee Interlocks and Insider Participation; Certain Relationships and Related Transactions" in CONMED Corporation's definitive Proxy Statement or other informational filing to be filed with the Securities and Exchange Commission on or about April 11, 2023.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to the section captioned "Principal Accounting Fees and Services" in CONMED Corporation's definitive Proxy Statement or other informational filing to be filed with the Securities and Exchange Commission on or about April 11, 2023.

Item 15. Exhibits, Financial Statement Schedules

 Index to Financial Statements

(a)(1)	List of Financial Statements	Page in Form 10-K
	Management's Report on Internal Control Over Financial Reporting	43
	Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	44
	Consolidated Balance Sheets at December 31, 2022 and 2021	47
	Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2022, 2021 and 2020	48
	Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2022, 2021 and 2020	49
	Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020	50
	Notes to Consolidated Financial Statements	52
(2)	List of Financial Statement Schedules	
	Valuation and Qualifying Accounts (Schedule II) for the Years Ended December 31, 2022, 2021 and 2020	85
	All other schedules have been omitted because they are not applicable, or the required information is shown in the financial statements or notes thereto.	
(3)	List of Exhibits	
	The exhibits listed on the accompanying Exhibit Index on page 36 below are filed as part of this Form 10-K.	

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONMED CORPORATION

By: /s/ Curt R. Hartman
Curt R. Hartman
(Chair of the Board, President and
Chief Executive Officer)

Date:
February 21, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ CURT R. HARTMAN Curt R. Hartman	Chair of the Board, President & Chief Executive Officer	February 21, 2023
/s/ TODD W. GARNER Todd W. Garner	Executive Vice President and Chief Financial Officer	February 21, 2023
/s/ TERENCE M. BERGE Terence M. Berge	Vice President- Corporate Controller	February 21, 2023
/s/ MARTHA GOLDBERG ARONSON Martha Goldberg Aronson	Lead Independent Director	February 21, 2023
/s/ DAVID BRONSON David Bronson	Director	February 21, 2023
/s/ BRIAN P. CONCANNON Brian P. Concannon	Director	February 21, 2023
/s/ LAVERNE COUNCIL Laverne Council	Director	February 21, 2023
/s/ CHARLES M. FARKAS Charles M. Farkas	Director	February 21, 2023
/s/ JEROME J. LANDE Jerome J. Lande	Director	February 21, 2023
/s/ BARBARA SCHWARZENTRAUB Barbara Schwarzentraub	Director	February 21, 2023
/s/ JOHN L. WORKMAN John L. Workman	Director	February 21, 2023

Exhibit No.		Description
2.1	-	Agreement and Plan of Merger, dated May 21, 2020, by and between CONMED Corporation, a New York corporation, and CONMED Corporation, a Delaware corporation (Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2020).
3.1	-	By-laws of CONMED Corporation, a Delaware corporation (Incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2020).
3.2	-	Certificate of Incorporation of CONMED Corporation, a Delaware corporation (Incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 22, 2020).
4.1*	-	Description of the Common Stock of CONMED Corporation, a Delaware corporation.
10.1	-	Guarantee and Collateral Agreement, dated August 28, 2002, made by CONMED Corporation and certain of its subsidiaries in favor of JP Morgan Chase Bank (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
10.2	-	First Amendment to Guarantee and Collateral Agreement, dated June 30, 2003, made by CONMED Corporation and certain of its subsidiaries in favor of JP Morgan Chase Bank and the several banks and other financial institutions or entities from time to time parties thereto (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
10.3	-	Second Amendment to Guarantee and Collateral Agreement, dated April 13, 2006, made by CONMED Corporation and certain of its subsidiaries in favor of JP Morgan Chase Bank and the several banks and other financial institutions or entities from time to time parties thereto (Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2006).
10.4	-	Third Amendment to Guarantee and Collateral Agreement, dated as of January 17, 2013, made by CONMED Corporation and certain of its subsidiaries in favor of JP Morgan Chase Bank (Incorporated by reference to Exhibit 4.6 of the Company's Annual Report on Form 10-K for the year ended December 31, 2012).
10.5	-	Fourth Amendment to Guarantee and Collateral Agreement, dated as of January 4, 2016, made by CONMED Corporation and certain of its subsidiaries in favor of JP Morgan Chase Bank (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2016).
10.6	-	Fifth Amendment to Guarantee and Collateral Agreement, dated as of July 16, 2021, made by CONMED Corporation and certain of its subsidiaries in favor of JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2021).
10.7	-	Seventh Amended and Restated Credit Agreement, dated as of July 16, 2021, among CONMED Corporation, the foreign subsidiary borrowers from time to time party thereto, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2021).
10.8	-	First Amendment, dated June 6, 2022, to the Seventh Amended and Restated Credit Agreement, dated as of July 16, 2021, among CONMED Corporation, the foreign subsidiary borrowers from time to time party thereto, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.25 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).

10.9	-	Second Amendment, dated August 1, 2022, to the Seventh Amended and Restated Credit Agreement, dated as of July 16, 2021, among CONMED Corporation, the foreign subsidiary borrowers from time to time party thereto, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2022).
10.10	-	Third Amendment, dated December 22, 2022, to the Seventh Amended and Restated Credit Agreement, dated as of July 16, 2021, among CONMED Corporation, the foreign subsidiary borrowers from time to time party thereto, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 27, 2022).
10.11	-	Indenture, dated as of January 29, 2019, by and between CONMED Corporation and MUFG Union Bank, N.A., as trustee (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.12	-	Supplemental Indenture, dated as of June 6, 2022, to the Indenture, dated January 29, 2019, by and between CONMED Corporation and U.S. Bank Trust Company, National Association, as successor to MUFG Union Bank, N.A. as trustee (Incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.13	-	Base Notes Hedge Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and Barclays Bank PLC (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.14	-	Base Notes Hedge Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and Bank of America, N.A (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.15	-	Base Notes Hedge Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.16	-	Base Notes Hedge Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.17	-	Base Warrant Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and Barclays Bank PLC (Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.18	-	Base Warrant Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and Bank of America, N.A (Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.19	-	Base Warrant Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.20	-	Base Warrant Transaction Confirmation, dated as of January 24, 2019, between CONMED Corporation and J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.21	-	Additional Notes Hedge Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and Barclays Bank PLC (Incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).

10.22	-	Additional Notes Hedge Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.23	-	Additional Notes Hedge Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.24	-	Additional Notes Hedge Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (Incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.25	-	Additional Warrant Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and Barclays Bank PLC (Incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.26	-	Additional Warrant Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.27	-	Additional Warrant Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.28	-	Additional Warrant Transaction Confirmation, dated as of January 25, 2019, between CONMED Corporation and J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (Incorporated by reference to Exhibit 10.16 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2019).
10.29	-	Indenture, dated as of June 6, 2022, by and between CONMED Corporation and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.30	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Barclays Bank PLC, through its agent Barclays Capital Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.31	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.32	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, among CONMED Corporation, Jefferies International Limited and Jefferies LLC, as agent (Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.33	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and JPMorgan Chase Bank, National Association (Incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.34	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc. (Incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).

10.35	-	Base Note Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.36	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Barclays Bank PLC, through its agent Barclays Capital Inc. (Incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.37	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.38	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, among CONMED Corporation, Jefferies International Limited and Jefferies LLC, as agent (Incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.39	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and JPMorgan Chase Bank, National Association (Incorporated by reference to Exhibit 10.10 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.40	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc. (Incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.41	-	Base Warrant Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.12 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.42	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Barclays Bank PLC, through its agent Barclays Capital Inc. (Incorporated by reference to Exhibit 10.13 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.43	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.14 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.44	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, among CONMED Corporation, Jefferies International Limited and Jefferies LLC, as agent (Incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.45	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and JPMorgan Chase Bank, National Association (Incorporated by reference to Exhibit 10.16 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.46	-	Additional Hedge Transaction Confirmation, dated as of June 1, 2022, between CONMED Corporation and Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc. (Incorporated by reference to Exhibit 10.17 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.47	-	Additional Note Hedge Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.18 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).

10.48	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Barclays Bank PLC, through its agent Barclays Capital Inc. (Incorporated by reference to Exhibit 10.19 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.49	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.20 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.50	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, among CONMED Corporation, Jefferies International Limited and Jefferies LLC, as agent (Incorporated by reference to Exhibit 10.21 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.51	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and JPMorgan Chase Bank, National Association (Incorporated by reference to Exhibit 10.22 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.52	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Nomura Global Financial Products Inc., through its agent Nomura Securities International, Inc. (Incorporated by reference to Exhibit 10.23 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.53	-	Additional Warrant Transaction Confirmation, dated as of June 2, 2022, between CONMED Corporation and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 10.24 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2022).
10.54	-	Sports Medicine Joint Development and Distribution Agreement by and between Musculoskeletal Transplant Foundation, Inc. and CONMED Corporation dated as of January 3, 2012 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 3, 2012).
10.55	-	Securities Purchase Agreement, dated as of December 13, 2018, by and between CONMED Corporation and Filtration Group FGC LLC (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2018).
10.56	-	Agreement and Plan of Merger, dated as of May 4, 2022, by and among CONMED Corporation, Odyssey Merger Sub, Inc., In2Bones Global, Inc. and Sheryl Moroschak, solely in her capacity as representative of In2Bones' equity holders (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2022).
10.57	-	Agreement and Plan of Merger, dated as of August 1, 2022, by and among CONMED Corporation, Prometheus Merger Sub, Inc., Biorez, Inc. and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative, agent and attorney-in-fact of Biorez's securityholders (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2022).
10.58	-	2006 Stock Incentive Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on August 8, 2006).
10.59	-	Amended and Restated 1999 Long Term Incentive Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on November 3, 2009).
10.60	-	Amended and Restated Long Term Incentive Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on July 27, 2012).
10.61	-	Amended and Restated 2015 Long-Term Incentive Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on October 23, 2015).

10.62	-	2018 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 of the Registrants Form S-8 filed on November 5, 2018).
10.63	-	2002 Employee Stock Purchase Plan (Incorporated by reference to the Company's Definitive Proxy Statement for the 2002 Annual Meeting filed with the Securities and Exchange Commission on April 17, 2002).
10.64	-	Amendment to CONMED Corporation 2002 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.11 of the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.65	-	CONMED Corporation Amended and Restated 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit E of the Registrant's Proxy Statement on Schedule 14A filed on April 10, 2020).
10.66	-	Amended and Restated 2007 Non-Employee Director Equity Compensation Plan of CONMED Corporation (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on August 3, 2010).
10.67	-	Amended and Restated 2016 Non-Employee Director Equity Compensation Plan (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 on October 28, 2016).
10.68	-	Amended and Restated 2020 Non-Employee Director Equity Compensation Plan of CONMED Corporation (incorporated by reference to Exhibit D of the Registrant's Proxy Statement on Schedule 14A filed on April 10, 2020).
10.69	-	CONMED Corporation Executive Severance Plan (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 10-Q filed with the Securities and Exchange Commission on July 27, 2015).
10.70+	-	Employment Agreement between the Company and Curt R. Hartman, dated November 9, 2014 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2014).
10.71+	-	Amendment Number 1 to Employment Agreement between CONMED Corporation and Curt R. Hartman dated December 28, 2020 (Incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the year ended December 31, 2020).
10.72+	-	Offer Letter from CONMED Corporation to Todd W. Garner dated January 2, 2018. (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).
10.73+	-	Amendment Number 1 to Offer Letter from CONMED Corporation to Todd W. Garner dated December 28, 2020 (Incorporated by reference to Exhibit 10.27 on the Company's Annual Report on Form 10-K for the year ended December 31, 2020).
10.74	-	Stock Option Inducement Award (incorporated by reference to Exhibit 4.3 of the Registrants Form S-8 filed on February 27, 2018).
10.75	-	Restricted Stock Unit Inducement Award (incorporated by reference to Exhibit 4.4 of the Registrants Form S-8 filed on February 27, 2018).
10.76+	-	Employment Agreement between the Company and Patrick Beyer, dated April 25, 2019 (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).
10.77+	-	Employment Transition and Retirement Agreement between the Company and Daniel S. Jonas, dated December 6, 2022 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2022).

14	-	Code of Ethics. The CONMED code of ethics may be accessed via the Company's website at https://www.conmed.com/en-us/corporate-footer/policies
21*	-	Subsidiaries of the Registrant.
23*	-	Consent of Independent Registered Public Accounting Firm.
31.1*	-	Certification of Curt R. Hartman pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	-	Certification of Todd W. Garner. pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	-	Certifications of Curt R. Hartman and Todd W. Garner pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	-	XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	-	XBRL Taxonomy Extension Schema Document
101.CAL*	-	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	-	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	-	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	-	XBRL Taxonomy Extension Presentation Linkbase Document
104*	-	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document (included in Exhibit 101)
	*	Filed herewith
	+	Management contract or compensatory plan or arrangement

MANAGEMENT'S REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

The management of CONMED Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management assessed the effectiveness of CONMED's internal control over financial reporting as of December 31, 2022. In making its assessment, management utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework", released in 2013. Management has concluded that based on its assessment, CONMED's internal control over financial reporting was effective as of December 31, 2022. The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Curt R. Hartman
Curt R. Hartman
Chair of the Board, President and
Chief Executive Officer

/s/ Todd W. Garner
Todd W. Garner
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CONMED Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CONMED Corporation and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible instruments in 2022.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Assessment of Internal Control Over Financial Reporting, management has excluded In2Bones Global, Inc. ("In2Bones") and Biorez, Inc. ("Biorez") from its assessment of internal control over financial reporting as of December 31, 2022 because they were acquired by the Company in purchase business combinations during 2022. We have also excluded In2Bones and Biorez from our audit of internal control over financial reporting. In2Bones and Biorez are wholly-owned subsidiaries whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 1% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Contingent Consideration and Developed Technology Intangible Asset - Biorez, Inc. Acquisition and Valuation of Contingent Consideration and Distributor Relationships and Certain Developed Technology Intangible Assets - In2Bones Global, Inc. Acquisition

As described in Note 3 to the consolidated financial statements, in 2022, the Company acquired all of the stock of Biorez, Inc. (Biorez) and In2Bones Global, Inc. (In2Bones) for an aggregate upfront payment in cash of $85.5 million and $145.2 million, respectively, with potential earn-out payments to Biorez' and In2Bones' equity holders in an amount up to $165.0 million and $110.0 million, respectively, based on achievement of certain revenue targets. The acquisition of Biorez resulted in $176.3 million of a developed technology intangible asset being recorded, and the acquisition of In2Bones resulted in $27.6 million of distributor relationships intangible assets and $37.3 million of developed technology intangible assets, of which a significant portion relates to a certain developed technology intangible asset, being recorded. The fair value of these intangible assets was estimated by management using an income approach, specifically the multi-period excess earnings method for developed technology and distributor relationships intangible assets and the relief-from-royalty method for a certain developed technology intangible asset. Developing the fair value of these intangible assets involved significant estimates and assumptions with respect to the timing and amounts of cash flow projections, including revenue growth rates, obsolescence rate, earnings before income tax, interest expense, depreciation and amortization (EBITDA) margin, customer attrition rate, royalty rate, and discount rates. Additionally, at the date of acquisition, contingent consideration of $114.5 million and $69.4 million for Biorez and In2Bones, respectively, was recorded at fair value based on the consideration expected to be transferred. The fair value of the contingent consideration was estimated by management using probability-weighted future cash flows discounted back to present value and is measured using projected payment dates, discount rates, projected revenues, and revenue volatilities.

The principal considerations for our determination that performing procedures relating to the valuation of contingent consideration and developed technology intangible asset related to the acquisition of Biorez, Inc. and the valuation of contingent consideration and distributor relationships and certain developed technology intangible assets related to the acquisition of In2Bones Global, Inc. is a critical audit matter are (i) a high degree of auditor judgment and subjectivity in performing procedures relating to the valuation of the contingent consideration and acquired distributor relationships and certain developed technology intangible assets due to the significant judgment by management when developing the fair value estimates; (ii) the significant audit effort in evaluating management's significant assumptions related to (a) the revenue growth rates, discount rates, obsolescence rate, royalty rate, and EBITDA margin for certain developed technology assets, as applicable, (b) the revenue growth rate, customer attrition rate, and discount rate for distributor relationships, and (c) revenue volatilities, projected revenues and discount rates for contingent consideration; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's acquisition accounting, including controls over the valuation of the contingent consideration and the acquired certain developed technology and distributor relationships intangible assets. These procedures also included, among others (i) reading the purchase agreements and (ii) testing management's process for developing the fair value estimates. Testing management's process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of certain of the underlying data provided by management, and evaluating the reasonableness of significant assumptions related to (i) the revenue growth rates, discount rates, obsolescence rate, royalty rate, and EBITDA margin for certain developed technology intangible assets, as applicable, (ii) the revenue growth rate, customer attrition rate, and discount rate for distributor relationships, and (iii) revenue volatilities, projected revenues and discount rates for contingent consideration. Evaluating the reasonableness of revenue growth rates and EBITDA margin for certain developed technology intangible assets, as applicable, and distributor relationships and projected revenues for contingent consideration involved considering the past performance of the acquired businesses, as well as economic and industry data and forecasts. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the valuation methods and the reasonableness of the assumptions related to (i) obsolescence rate, royalty rate, and discount rates for certain developed technology intangible assets, as applicable, (ii) customer attrition rate and discount rate for distributor relationships, and (iii) revenue volatilities and discount rates for contingent consideration.

/s/ PricewaterhouseCoopers LLP
Rochester, New York
February 21, 2023

We have served as the Company's auditor since 1982.

CONMED CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021
(In thousands except share and per share amounts)

	2022	2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 28,942	$ 20,847
Accounts receivable, less allowance for doubtful accounts of $5,508 in 2022 and $4,528 in 2021	191,345	183,882
Inventories	332,320	231,644
Prepaid expenses and other current assets	28,619	23,750
Total current assets	581,226	460,123
Property, plant and equipment, net	115,611	108,863
Deferred income taxes	9,650	9,657
Goodwill	815,429	617,528
Other intangible assets, net	681,799	471,049
Other assets	93,877	98,797
Total assets	$ 2,297,592	$ 1,766,017
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 69,746	$ 12,249
Accounts payable	73,393	58,197
Accrued compensation and benefits	54,733	60,488
Other current liabilities	98,680	65,712
Total current liabilities	296,552	196,646
Long-term debt	985,076	672,407
Deferred income taxes	66,725	68,537
Other long-term liabilities	203,694	42,992
Total liabilities	1,552,047	980,582
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Preferred stock, par value $.01 per share; authorized 500,000 shares, none issued or outstanding	—	—
Common stock, par value $.01 per share; 100,000,000 authorized; 31,299,194 issued in 2022 and 2021, respectively	313	313
Paid-in capital	413,235	396,771
Retained earnings	412,631	496,605
Accumulated other comprehensive loss	(57,858)	(54,203)
Less: Treasury stock, at cost; 811,532 and 1,925,893 shares in 2022 and 2021, respectively	(22,776)	(54,051)
Total shareholders' equity	745,545	785,435
Total liabilities and shareholders' equity	$ 2,297,592	$ 1,766,017

The accompanying notes are an integral part of the consolidated financial statements.

CONMED CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2022, 2021 and 2020
(In thousands except per share amounts)

		2022		2021		2020
Net sales	$	1,045,472	$	1,010,635	$	862,459
Cost of sales		474,227		442,599		402,159
Gross profit		571,245		568,036		460,300
Selling and administrative expense		454,039		414,754		373,817
Research and development expense		47,152		43,565		40,473
Operating expenses		501,191		458,319		414,290
Income from operations		70,054		109,717		46,010
Interest expense		28,905		35,485		44,052
Other expense		112,011		1,127		355
Income (loss) before income taxes		(70,862)		73,105		1,603
Provision (benefit) for income taxes		9,720		10,563		(7,914)
Net income (loss)	$	(80,582)	$	62,542	$	9,517
Per share data:						
Basic	$	(2.68)	$	2.14	$	0.33
Diluted	$	(2.68)	$	1.94	$	0.32
Other comprehensive income (loss), before income tax:						
Cash flow hedging	$	(1,530)	$	12,660	$	(8,489)
Pension liability		7,817		9,163		(6,499)
Foreign currency translation adjustments		(8,418)		(7,072)		6,963
Other comprehensive income (loss), before income tax	$	(2,131)	$	14,751	$	(8,025)
Provision (benefit) for income taxes related to items in other comprehensive income (loss)		1,524		5,273		(3,621)
Other comprehensive income (loss), net of income tax	$	(3,655)	$	9,478	$	(4,404)
Comprehensive income (loss)	$	(84,237)	$	72,020	$	5,113

The accompanying notes are an integral part of the consolidated financial statements.

CONMED CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2022, 2021 and 2020
(In thousands)

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Shareholders' Equity
Balance at December 31, 2019	31,299	$ 313	$ 379,324	$ 470,844	$ (59,277)	$ (80,737)	$ 710,467
Common stock issued under employee plans			(9,807)			13,098	3,291
Stock-based compensation			13,111				13,111
Dividends on common stock ($.80 per share)				(22,944)			(22,944)
Comprehensive income (loss):							
Cash flow hedging loss, net					(6,438)		
Pension liability, net					(4,929)		
Foreign currency translation adjustments					6,963		
Net income				9,517			
Total comprehensive income							5,113
Balance at December 31, 2020	31,299	$ 313	$ 382,628	$ 457,417	$ (63,681)	$ (67,639)	$ 709,038
Common stock issued under employee plans			(2,192)			13,588	11,396
Stock-based compensation			16,335				16,335
Dividends on common stock ($.80 per share)				(23,354)			(23,354)
Comprehensive income (loss):							
Cash flow hedging gain, net					9,601		
Pension liability, net					6,949		
Foreign currency translation adjustments					(7,072)		
Net income				62,542			
Total comprehensive income							72,020
Balance at December 31, 2021	31,299	$ 313	$ 396,771	$ 496,605	$ (54,203)	$ (54,051)	$ 785,435
Common stock issued under employee plans			3,385			5,385	8,770
Stock-based compensation			21,729				21,729
Dividends on common stock ($.80 per share)				(24,183)			(24,183)
Shares issued for the settlement of convertible notes			(25,890)			25,890	—
Convertible notes premium on extinguishment			103,125				103,125
Settlement of convertible notes hedge transactions			118,912				118,912
Settlement of warrants			(96,758)				(96,758)
Issuance of convertible notes hedge transactions, net of tax			(142,128)				(142,128)
Issuance of warrants			72,000				72,000
Comprehensive income (loss):							
Cash flow hedging loss, net					(1,159)		
Pension liability, net					5,922		
Foreign currency translation adjustments					(8,418)		
Net income (loss)				(80,582)			
Total comprehensive income (loss)							(84,237)
Cumulative effect of change in accounting principle[1]			(37,911)	20,791			(17,120)
Balance at December 31, 2022	31,299	$ 313	$ 413,235	$ 412,631	$ (57,858)	$ (22,776)	$ 745,545

[1]We recorded the cumulative impact of adopting ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity in 2022. Refer to Note 2 for further detail.

The accompanying notes are an integral part of the consolidated financial statements.

CONMED CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2022, 2021 and 2020
(In thousands)

	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ (80,582)	$ 62,542	$ 9,517
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	16,055	16,494	18,044
Amortization of debt discount	—	10,217	9,692
Amortization of deferred debt issuance costs	4,910	3,726	3,723
Amortization	53,464	54,249	54,581
Stock-based compensation	21,729	16,335	13,111
Deferred income taxes	(6,042)	3,005	(14,234)
Non-cash adjustment to fair value of contingent consideration liability	2,518	—	—
Loss on early extinguishment of debt	3,426	899	—
Loss on convertible notes conversion premium	103,125	—	—
Loss on convertible notes hedge transactions settlement	5,460	—	—
Increase (decrease) in cash flows from changes in assets and liabilities, net of acquired assets:			
Accounts receivable	(5,203)	(9,159)	13,920
Inventories	(78,564)	(37,806)	(30,397)
Accounts payable	13,302	4,890	(2,977)
Income taxes	6,726	(1,675)	(1,644)
Accrued compensation and benefits	(8,968)	11,067	(4,123)
Other assets	(17,735)	(24,005)	(8,170)
Other liabilities	(256)	991	3,488
Net cash provided by operating activities	33,365	111,770	64,531
Cash flows from investing activities:			
Purchases of property, plant and equipment	(21,785)	(14,866)	(13,013)
Payments related to business and asset acquisitions, net of cash acquired	(227,744)	—	(3,852)
Proceeds from sale of a facility	—	—	3,227
Net cash used in investing activities	(249,529)	(14,866)	(13,638)
Cash flows from financing activities:			
Payments on term loan	(92,981)	(66,654)	(13,250)
Proceeds from term loan	—	52,411	—
Payments on revolving line of credit	(530,000)	(393,753)	(212,000)
Proceeds from revolving line of credit	460,000	326,753	199,000
Payments to redeem convertible notes	(275,000)	—	—
Proceeds from convertible notes	800,000	—	—
Payments related to contingent consideration	(798)	(6,222)	(2,671)
Payments related to debt issuance costs	(21,830)	(2,000)	(3,153)
Dividends paid on common stock	(23,960)	(23,256)	(22,818)
Purchases of convertible notes hedges	(187,600)	—	—
Proceeds from issuance of warrants	72,000	—	—
Proceeds from settlement of convertible notes hedge transactions	86,228	—	—
Payment for settlement of warrants	(69,534)	—	—
Other, net	8,475	11,173	2,833
Net cash provided by (used in) financing activities	225,000	(101,548)	(52,059)
Effect of exchange rate changes on cash and cash equivalents	(741)	(1,865)	2,666
Net increase (decrease) in cash and cash equivalents	8,095	(6,509)	1,500
Cash and cash equivalents at beginning of year	20,847	27,356	25,856
Cash and cash equivalents at end of year	$ 28,942	$ 20,847	$ 27,356

	2022	2021	2020
Non-cash investing and financing activities:			
Contingent consideration	$ 183,914	$ —	$ —
Dividends payable	6,098	5,874	5,775
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 26,081	$ 21,797	$ 30,448
Income taxes	9,074	8,559	9,120

The accompanying notes are an integral part of the consolidated financial statements.

CONMED CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except per share amounts)

Note 1 - Operations and Significant Accounting Policies

Organization and operations

CONMED Corporation (“CONMED”, the “Company”, “we” or “us”) is a medical technology company that provides devices and equipment for surgical procedures. The Company’s products are used by surgeons and other healthcare professionals in a variety of specialties including orthopedics, general surgery, gynecology, thoracic surgery and gastroenterology.

Principles of consolidation

The consolidated financial statements include the accounts of CONMED Corporation and its controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments which affect the reported amounts of assets, liabilities, related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company considered COVID-19 related impacts on its estimates, as appropriate, within its consolidated financial statements and there may be changes to those estimates in future periods. The Company believes that the accounting estimates are appropriate after giving consideration to the increased uncertainties surrounding the severity and duration of the COVID-19 pandemic. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Cash and cash equivalents

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are valued at the lower of cost and net realizable value determined on the FIFO (first-in, first-out) cost method.

We write-off excess and obsolete inventory resulting from the inability to sell our products at prices in excess of current carrying costs. We make estimates regarding the future recoverability of the costs of our products and record a provision for excess and obsolete inventories based on historical experience and expected future trends.

Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the following estimated useful lives:

Building and improvements	12 to 40 years
Leasehold improvements	Shorter of life of asset or life of lease
Machinery and equipment	2 to 15 years

Leases

The Company leases various manufacturing facilities, office facilities and equipment under operating and finance leases. We determine if an arrangement is a lease at inception. Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. We use the implicit rate when readily determinable. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Certain of our leases include variable lease payments, mainly when a lease is tied to an index rate. These variable lease payments are recorded as expense in the period incurred and are not material.

The Company has lease agreements with lease and non-lease components, which we account for separately. For certain equipment leases, we apply a portfolio approach to efficiently account for the operating lease ROU assets and lease liabilities. We also elected the short-term lease exemption and do not recognize leases with terms less than one year on the balance sheet. The related short-term lease expense is not material.

Our leases have remaining lease terms of one year to 14 years, some of which include options to extend the leases for up to five years, and some of which include options to terminate the leases within one year. We only account for such extensions or early terminations when it is reasonably certain we will exercise such options. Refer to Note 6 for further detail on leases.

The Company places certain of our capital equipment with customers on a loaned basis and at no charge in exchange for commitments to purchase related single-use products over time periods generally ranging from one to three years. Placed equipment is loaned and subject to return if minimum single-use purchases are not met. The Company accounts for these placements as operating leases but applies a practical expedient and does not separate the non-lease and lease components from the combined component. Accordingly, the Company accounts for the combined component as a single performance obligation with revenue recognized upon shipment of the related single use-products. The cost of the equipment is amortized over its estimated useful life which is generally five years.

Goodwill and other intangible assets

We have a history of growth through acquisitions. Assets and liabilities of acquired businesses are recorded at their estimated fair values as of the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Factors that contribute to the recognition of goodwill include synergies expected to increase net sales and profits; acquisition of a talented workforce; cost savings opportunities; the strategic benefit of expanding our presence in core and adjacent markets; and diversifying our product portfolio. Customer and distributor relationships, trademarks, tradenames, developed technology, patents and other intangible assets primarily represent allocations of purchase price to identifiable intangible assets of acquired businesses. Sales representation, marketing and promotional rights represent intangible assets created under our agreement with Musculoskeletal Transplant Foundation ("MTF").

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to at least annual impairment testing. It is our policy to perform our annual impairment testing in the fourth quarter. The identification and measurement of goodwill impairment involves the estimation of the fair value of our business. Estimates of fair value are based on the best information available as of the date of the assessment. We completed our goodwill impairment testing of our single reporting unit during the fourth quarter of 2022. We performed our impairment test utilizing the market capitalization approach to determine whether the fair value of a reporting unit is less than its carrying amount. Based upon our assessment, the fair value of our reporting unit continues to exceed carrying value.

Intangible assets with a finite life are amortized over the estimated useful life of the asset and are evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of an intangible asset subject to amortization is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. An impairment loss is recognized by reducing the carrying amount of the intangible asset to its current fair value.

For all other indefinite-lived intangible assets, we perform a qualitative impairment test. Based upon this assessment, we have determined that our indefinite-lived intangible assets are not impaired.

Other long-lived assets

We review other long-lived assets consisting of property, plant and equipment and field inventory for impairment whenever events or circumstances indicate that such carrying amounts may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized by reducing the recorded value to its current fair value.

The Company maintains field inventory consisting of capital equipment for customer demonstration and evaluation purposes. Field inventory is generally not sold to customers but rather continues to be used over its useful life for demonstration, evaluation and loaner purposes. An annual wear and tear provision has been recorded on field inventory. The net book value of such equipment at December 31, 2022 and 2021 is $41.3 million and $42.5 million, respectively.

Contingent consideration

Certain acquisitions involve potential payments of future consideration that is contingent upon the acquired businesses reaching certain performance milestones. The Company records contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value. The fair value of contingent consideration is measured using projected payment dates, discount rates, revenue volatilities and projected revenues. Projected revenues are based on the Company's most recent internal operational budgets and long-range strategic plans. The discount rate used is determined at the time of measurement in accordance with accepted valuation methodologies. Changes in projected revenues, revenue volatilities, discount rates, and projected payment dates may result in adjustments to the fair value measurements. Contingent consideration is remeasured each reporting period using Level 3 inputs, and the change in fair value, including accretion for the passage of time, is recognized as income or expense within operating expense in the consolidated statements of comprehensive income (loss). Contingent consideration payments made soon after the acquisition date are classified as investing activities in the consolidated statements of cash flows. Contingent consideration payments not made soon after the acquisition date that are related to the acquisition date fair value are reported as financing activities in the consolidated statements of cash flows, and amounts paid in excess of the original acquisition date fair value are reported as operating activities in the consolidated statements of cash flows.

Translation of foreign currency financial statements

Assets and liabilities of foreign subsidiaries have been translated into United States dollars at the applicable rates of exchange in effect at the end of the period reported. Revenues and expenses have been translated at the applicable weighted average rates of exchange in effect during the period reported. Translation adjustments are reflected in accumulated other comprehensive loss. Transaction gains and losses are included in net income (loss).

Foreign exchange and hedging activity

We manage our foreign currency transaction risks through the use of forward contracts to hedge forecasted cash flows associated with foreign currency transaction exposures. We account for these forward contracts as cash flow hedges. To the extent these forward contracts meet hedge accounting criteria, changes in their fair value are not included in current earnings but are included in accumulated other comprehensive loss. These changes in fair value will be reclassified into earnings as a component of sales or cost of sales when the forecasted transaction occurs.

We also enter into forward contracts to exchange foreign currencies for United States dollars in order to hedge our currency transaction exposures on intercompany receivables denominated in foreign currencies. These forward contracts settle each month at month-end, at which time we enter into new forward contracts. We have not designated these forward contracts as hedges and have not applied hedge accounting to them. We record these forward contracts at fair value with resulting gains and losses included in selling and administrative expense in the consolidated statements of comprehensive income (loss).

Income taxes

Deferred income tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities and operating loss and tax credit carryforwards as measured by the enacted tax rates that are anticipated to be in effect in the respective jurisdictions when these differences reverse. The deferred income tax provision generally represents the net change in the assets and liabilities for deferred income taxes. A valuation allowance is established when it is necessary to reduce deferred income tax assets to amounts for which realization is likely. In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards following tax law ordering rules. Valuation allowances related to deferred tax assets may be impacted by changes to tax laws, changes to statutory tax rates, reversal of temporary differences and ongoing and future taxable income levels.

Deferred income taxes are not provided on the unremitted earnings of certain subsidiaries outside of the United States earned after December 31, 2017 as it is expected that these earnings are permanently reinvested. Such earnings may become taxable upon a repatriation of assets from a subsidiary or the sale or liquidation of a subsidiary. Deferred income taxes are provided when the Company no longer considers subsidiary earnings to be permanently invested, such as in situations where the Company's subsidiaries plan to make future dividend distributions.

Revenue recognition

The Company recognizes revenue when we have satisfied a performance obligation by transferring a promised good or service (that is an asset) to a customer. An asset is transferred when the customer obtains control of that asset. The following policies apply to our major categories of revenue transactions:

- Revenue is recognized when product is shipped at which point the performance obligation is satisfied and the customer obtains control of the product.

- We place certain of our capital equipment with customers on a loaned basis and at no charge in exchange for commitments to purchase related single-use products over time periods generally ranging from one to three years. In these circumstances, no revenue is recognized upon capital equipment shipment as the equipment is loaned and subject to return if certain minimum single-use purchases are not met. Revenue is recognized upon the sale and shipment of the related single-use products. The cost of the equipment is amortized over its estimated useful life which is generally five years.

- We recognize revenues in accordance with the terms of our agreement with MTF on a net basis as our role is that of an agent earning a commission or fee. MTF is responsible for the sourcing, processing and distribution of allograft tissue for sports medicine procedures while the Company represents, markets and promotes MTF's sports medicine allograft tissues to customers. The Company is paid a fee by MTF which is calculated as a percentage of the net amounts invoiced by MTF to customers for sports medicine allograft tissues. The Company accounts for the services provided to MTF as a series of distinct performance obligations and each service is recognized over time as MTF simultaneously receives and consumes the benefit.

- Product returns are only accepted at the discretion of the Company and in accordance with our "Returned Goods Policy". Historically, the level of product returns has not been significant. We accrue for sales returns, rebates and allowances based upon an analysis of historical customer returns and credits, rebates, discounts and current market conditions.

- Our terms of sale to customers generally do not include any obligations to perform future services. Limited warranties are provided for capital equipment sales and provisions for warranty are provided at the time of product sale based upon an analysis of historical data.

- Amounts billed to customers related to shipping and handling have been included in net sales. Shipping and handling costs included in selling and administrative expense were $21.7 million, $17.0 million and $14.6 million for 2022, 2021 and 2020, respectively.

- We sell to a diversified base of customers around the world and, therefore, believe there is no material concentration of credit risk.

- We assess the risk of loss on accounts receivable and adjust the allowance for doubtful accounts based on this risk assessment. We do so by applying historical loss rates to our accounts receivable aging schedule to estimate expected credit losses. We further adjusted expected credit losses for specifically identified and forecasted credit losses. Historically, losses on accounts receivable have not been material. Management believes that the allowance for doubtful accounts is adequate to provide for probable losses resulting from accounts receivable.

- We sell extended warranties to customers that are typically for a period of one to three years. The related revenue is recorded as a contract liability and recognized over the life of the contract on a straight-line basis, which is reflective of our obligation to stand ready to provide repair services.

Please refer to Note 11 for further detail on revenue.

Earnings (loss) per share

Basic earnings (loss) per share ("basic EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the reporting period. Diluted earnings (loss) per share ("diluted EPS") gives effect to all dilutive potential shares. As the Company was in a net loss position for the year ended December 31, 2022, there were no dilutive potential shares included in the computation of diluted shares outstanding. The following table sets forth the computation of basic and diluted earnings (loss) per share at December 31, 2022, 2021 and 2020, respectively:

| | Year Ended December 31, 2022 | | |
	Basic EPS	Adjustments	Diluted EPS
Net loss	$ (80,582)	—	$ (80,582)
Weighted average shares outstanding	30,040	—	30,040
Stock compensation	—	—	—
Warrants	—	—	—
Convertible notes	—	—	—
	30,040	—	30,040
EPS	$ (2.68)		$ (2.68)

| | Year Ended December 31, 2021 | | |
	Basic EPS	Adjustments	Diluted EPS
Net income	$ 62,542	—	$ 62,542
Weighted average shares outstanding	29,162	—	29,162
Stock compensation	—	1,275	1,275
Warrants	—	506	506
Convertible notes	—	1,273	1,273
	29,162	3,054	32,216
EPS	$ 2.14		$ 1.94

	Year Ended December 31, 2020		
	Basic EPS	**Adjustments**	**Diluted EPS**
Net income	$ 9,517	—	$ 9,517
Weighted average shares outstanding	28,581	—	28,581
Stock compensation	—	883	883
Warrants	—	—	—
Convertible notes	—	—	—
	28,581	883	29,464
EPS	$ 0.33		$ 0.32

The shares used in the calculation of diluted EPS exclude stock options to purchase shares and stock appreciation rights where the exercise price was greater than the average market price of common shares for the year and the effect of the inclusion would be anti-dilutive. Such shares aggregated approximately 0.6 million and 1.4 million at December 31, 2021 and 2020, respectively. As the Company was in a net loss position for the year ended December 31, 2022, there were no anti-dilutive shares.

The 2.625% convertible notes due in 2024 (the "2.625% Notes") and 2.250% convertible notes due in 2027 (the "2.250% Notes"), more fully described in Note 8, are convertible under certain circumstances, as defined in the respective indentures for each series of notes, into a combination of cash and CONMED common stock. The following is intended to describe the impact of the 2.625% Notes and 2.250% Notes and related hedge transactions on the calculation of diluted EPS. Additional shares to be issued pursuant to the terms of the Notes and related hedge transactions, if any, would occur at settlement.

Effective with our adoption of ASU 2020-06 on January 1, 2022 (see Note 2), the Company began using the if-converted method to compute diluted EPS. Under the if-converted method, in the calculation of diluted EPS, the numerator is adjusted for interest expense applicable to the convertible notes (net of tax) and the denominator is adjusted to include additional common shares assuming the principal portion of the notes and the conversion premium are settled in common shares, when permitted or required. Under the if-converted method, when convertible notes require the principal to be paid in cash, then only the conversion premium affects the calculation of diluted EPS.

On June 6, 2022, the Company repurchased and extinguished $275.0 million principal value of 2.625% Notes as further discussed in Note 8. Concurrently, the Company entered into a Supplemental Indenture related to the remaining $70.0 million in 2.625% Notes, pursuant to which the Company irrevocably elected to settle the principal value of the 2.625% Notes in cash. Similarly, the 2.250% Notes, issued on June 6, 2022, require the principal to be paid in cash. As a result, in periods in which the Company has net income, only the conversion premium will affect dilutive share count. Accordingly, for periods prior to adoption of ASU 2020-06 on January 1, 2022 and after June 6, 2022, in periods in which the Company has net income, the calculation of diluted EPS includes potential diluted shares upon conversion of the 2.625% Notes and the 2.250% Notes, only when the average market price per share of our common stock for the period is greater than the conversion price and only for the conversion premium, with the principal portion required to be settled in cash.

We have entered into convertible note hedge transactions to increase the effective conversion price of the 2.625% Notes from $88.80 to $114.92. However, our convertible notes hedges are not included when calculating potential dilutive shares since their effect is always anti-dilutive. Concurrent with entering into the hedge transactions, we entered into warrant transactions under which we agreed to sell shares of our common stock at $114.92. In periods in which the company has net income, the calculation of diluted EPS includes potential diluted shares to be issued under the warrants when the average market price per share of our common stock for the period is greater than $114.92, calculated under the treasury stock method.

On June 6, 2022, we entered into convertible notes hedge transactions to increase the effective conversion price of the 2.250% Notes from $145.33 to $251.53. However, our convertible notes hedges are not included when calculating potential dilutive shares since their effect is always anti-dilutive. Concurrent with entering into the hedge transactions, we entered into warrant transactions under which we agreed to sell shares of our common stock at $251.53. In periods in which the Company has net income, the calculation of diluted EPS includes potential diluted shares to be issued under the warrants when the average market price per share of our common stock for the period is greater than $251.53, calculated under the treasury stock method.

Stock-based compensation

All share-based payments to employees, including grants of employee stock options, restricted stock units, performance share units and stock appreciation rights are recognized in the financial statements at their fair values. Compensation expense is generally recognized using a straight-line method over the vesting period. Compensation expense for performance share units is recognized using the graded vesting method.

We issue shares under our stock based compensation plans out of treasury stock whereby treasury stock is reduced by the weighted average cost of such treasury stock. To the extent there is a difference between the cost of the treasury stock and the exercise price of shares issued under stock based compensation plans, we record gains to paid in capital; losses are recorded to paid in capital to the extent any gain was previously recorded, otherwise the loss is recorded to retained earnings.

Accumulated other comprehensive loss

Accumulated other comprehensive loss consists of the following:

	Cash Flow Hedging Gain (Loss)	Pension Liability	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Loss
Balance, December 31, 2019	$ 493	$ (31,691)	$ (28,079)	$ (59,277)
Other comprehensive income (loss) before reclassifications, net of tax	(5,393)	(7,068)	6,963	(5,498)
Amounts reclassified from accumulated other comprehensive income (loss) before tax[a]	(1,378)	2,821	—	1,443
Income tax	333	(682)	—	(349)
Net current-period other comprehensive income (loss)	(6,438)	(4,929)	6,963	(4,404)
Balance, December 31, 2020	$ (5,945)	$ (36,620)	$ (21,116)	$ (63,681)
Other comprehensive income (loss) before reclassifications, net of tax	6,560	4,426	(7,072)	3,914
Amounts reclassified from accumulated other comprehensive income (loss) before tax[a]	4,010	3,327	—	7,337
Income tax	(969)	(804)	—	(1,773)
Net current-period other comprehensive income (loss)	9,601	6,949	(7,072)	9,478
Balance, December 31, 2021	$ 3,656	$ (29,671)	$ (28,188)	$ (54,203)
Other comprehensive income (loss) before reclassifications, net of tax	10,981	3,961	(8,418)	6,524
Amounts reclassified from accumulated other comprehensive income (loss) before tax[a]	(16,024)	2,589	—	(13,435)
Income tax	3,884	(628)	—	3,256
Net current-period other comprehensive income (loss)	(1,159)	5,922	(8,418)	(3,655)
Balance, December 31, 2022	$ 2,497	$ (23,749)	$ (36,606)	$ (57,858)

(a) The cash flow hedging gain (loss) and pension liability accumulated other comprehensive income (loss) components are included in sales or cost of sales and as a component of net periodic pension cost, respectively. Refer to Note 16 and Note 13, respectively, for further details.

Note 2 - New Accounting Pronouncements

Recently Adopted Accounting Standards

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"), which simplifies the accounting for convertible instruments by removing certain separation models requiring separate accounting for embedded conversion features which will result in more convertible debt instruments accounted for as a single liability. The ASU eliminates certain settlement conditions that are required for equity classification to qualify for the derivative scope exception. The ASU addresses how convertible instruments are accounted for in the calculation of diluted earnings per share by using the if-converted method. The ASU is effective for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company adopted this standard on January 1, 2022 using the modified retrospective method. The adoption of this new guidance resulted in:

- an increase of approximately $22.6 million to long-term debt in the consolidated balance sheets, to reflect the full principal amount of the convertible notes then outstanding net of issuance costs (the "2.625% Notes" described more fully in Note 8);
- a reduction of approximately $37.9 million to additional paid-in capital, net of income tax effects, to remove the equity component separately recorded for the conversion features associated with the 2.625% Notes;
- a decrease to deferred income tax liabilities of approximately $5.5 million; and
- a cumulative-effect adjustment of approximately $20.8 million, net of income tax effects, to the beginning balance of retained earnings as of January 1, 2022.

The adoption of this new guidance reduced interest expense related to amortization of debt discount on the 2.625% Notes by approximately $2.6 million during the three months ended March 31, 2022. Additionally, the dilutive share count increased by approximately 2.5 million shares as a result of calculating the impact of dilution from the 2.625% Notes using the if-converted method. During the year ended December 31, 2022, the Company repurchased and extinguished $275.0 million principal value of the 2.625% Notes as further discussed in Note 8. Concurrently, the Company entered into a Supplemental Indenture related to the remaining $70.0 million in 2.625% Notes, pursuant to which the Company irrevocably elected to settle the principal value of those 2.625% Notes in cash. As a result, in periods in which the Company has net income, only the conversion premium will affect the dilutive share count. As the Company was in a net loss position for the year ended December 31, 2022, there were no dilutive potential shares included in the computation of diluted shares outstanding for the year ended December 31, 2022.

Recently Issued Accounting Standards, Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance if certain criteria are met for entities that have contracts, hedging relationships, and other transactions that reference LIBOR or other reference rates expected to be discontinued as a result of reference rate reform. This ASU was effective as of March 12, 2020 through December 31, 2022 and was extended through December 31, 2024 by ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The Company has not adopted these ASUs as of December 31, 2022. Our seventh amended and restated senior credit agreement includes language to address the change from LIBOR to SOFR, an alternative base rate, therefore we do not believe reference rate reform will have a significant impact on our consolidated financial statements.

Note 3 – Business Acquisitions

On June 13, 2022, we acquired In2Bones Global, Inc. ("In2Bones") and all of its stock (the "In2Bones Acquisition") for an aggregate upfront payment of $145.2 million in cash. In addition, there are potential earn-out payments to In2Bones' equity holders in an amount up to $110.0 million based on the achievement of certain revenue targets for In2Bones products during the sixteen (16) successive quarters commencing on July 1, 2022. In2Bones is a global developer, manufacturer and distributor of medical devices for the treatment of disorders and injuries of the upper (hand, wrist and elbow) and lower (foot and ankle) extremities. The In2Bones Acquisition was funded through a combination of cash on hand and long-term borrowings as further described in Note 8.

On August 9, 2022, we acquired Biorez, Inc. ("Biorez") and all of its stock (the "Biorez Acquisition") for an aggregate upfront payment of $85.5 million in cash. We paid $83.7 million as of December 31, 2022, with a $1.8 million holdback, pursuant to the merger agreement for the Biorez Acquisition. In addition, there are potential earn-out payments to Biorez' equity holders in an amount up to $165.0 million based on the achievement of certain revenue targets for Biorez products during the sixteen (16) successive quarters commencing on October 1, 2022. Biorez is a medical device start-up focused on advancing the healing of soft tissue using its proprietary BioBrace® implant technology. The Biorez Acquisition was funded through a combination of cash on hand and long-term borrowings.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as a result of the In2Bones and Biorez Acquisitions that were accounted for as business combinations. The assessment of fair value is based on preliminary valuations and estimates that were available to management at the time the consolidated financial statements were prepared. Accordingly, the allocation of purchase price is preliminary and therefore subject to adjustment during the measurement adjustment period.

	In2Bones	Biorez
Cash	$ 445	$ 754
Accounts receivable, net	5,036	318
Inventories	24,247	61
Prepaid expenses and other current assets	1,490	118
Current assets	31,218	1,251
Goodwill	139,128	60,034
Developed technology	37,300	176,300
Distributor relationships	27,600	—
Trademarks and tradenames	—	1,600
Other long-term assets	2,875	112
Total assets acquired	$ 238,121	$ 239,297
Current liabilities assumed	6,332	1,441
Deferred income taxes	16,738	37,801
Other long-term liabilities	466	—
Total liabilities assumed	$ 23,536	$ 39,242
Net assets acquired	$ 214,585	$ 200,055

The goodwill recorded as part of the In2Bones Acquisition primarily represents revenue synergies, the related cost to enter into this new product offering and the In2Bones assembled workforce. Goodwill is not deductible for tax purposes. In2Bones distributor relationships and developed technology are each being amortized over a weighted average life of 15 years. The fair value of the intangible assets was estimated using an income approach, specifically the multi-period excess earnings method for distributor relationships and the relief-from-royalty method for the developed technology intangible asset.

The goodwill recorded as part of the Biorez Acquisition primarily represents revenue synergies, the related cost to enter into this new product offering and the Biorez assembled workforce. Goodwill is not deductible for tax purposes. Biorez developed technology and trademarks and tradenames are each being amortized over a weighted average life of 20 years. The fair value of the intangible assets was estimated using an income approach, specifically the multi-period excess earnings method for the developed technology intangible asset.

Significant judgment was applied in estimating the fair value of the developed technology and distributor relationships intangible assets acquired, which involved the use of significant estimates and assumptions with respect to the timing and amounts of cash flow projections, including revenue growth rates, obsolescence rate, EBITDA margin, the customer attrition rate, royalty rate and discount rates. EBITDA is defined as earnings before income tax, interest expense, depreciation and amortization.

The contingent consideration of $69.4 million and $114.5 million for In2Bones and Biorez, respectively, was recorded at fair value at the date of acquisition based on the consideration expected to be transferred, estimated as the probability-weighted future cash flows, discounted back to present value. The fair value of contingent consideration is measured using projected payment dates, discount rates, revenue volatilities, and projected revenues. The recurring Level 3 fair value measurements of contingent consideration for which the liability was recorded at the acquisition date include the following significant unobservable inputs:

	Assumptions	
Unobservable Input	In2Bones	Biorez
Discount rate	5.67%	10.34%
Revenue volatility	12.75%	18.87%
Projected year of payment	2023-2026	2023-2026

We recorded $23.7 million in net sales for In2Bones since the date of acquisition, June 13, 2022. The net sales were recorded in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2022. Earnings recorded in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2022 were not material. We also believe the proforma information is immaterial for the years ended December 31, 2022 and 2021.

Net sales and earnings for Biorez were immaterial to the year ended December 31, 2022. We also believe the proforma information is immaterial for the years ended December 31, 2022 and 2021.

During 2022, we recognized $4.5 million in costs for inventory step-up adjustments associated with the In2Bones Acquisition, which are included in cost of sales. During 2022, we recognized $10.1 million in consulting fees, legal fees and other integration related costs associated with the acquisitions of In2Bones and Biorez, which are included in selling and administrative expense.

Note 4 - Inventories

Inventories consist of the following at December 31:

	2022	2021
Raw materials	$ 110,677	$ 83,386
Work in process	26,166	17,449
Finished goods	195,477	130,809
	$ 332,320	$ 231,644

Note 5 - Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2022	2021
Land	$ 4,027	$ 4,027
Building and improvements	97,214	95,518
Machinery and equipment	269,745	256,478
Construction in progress	22,161	16,601
	393,147	372,624
Less: Accumulated depreciation	(277,536)	(263,761)
	$ 115,611	$ 108,863

Internal-use software, included in gross machinery and equipment at December 31, 2022 and 2021 was $49.4 million and $49.1 million, respectively, with related accumulated depreciation of $45.7 million and $45.3 million, respectively. Internal use software depreciation expense was $2.1 million, $3.3 million and $4.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. Also, during 2020, we sold a vacant facility for $3.2 million.

Note 6 - Leases

Lease costs for the years ended December 31, consist of the following:

		2022		2021		2020
Operating lease cost:						
Straight-line lease cost	$	7,685	$	7,720	$	7,255
Total operating lease cost		7,685		7,720		7,255
Finance lease cost:						
Depreciation		396		389		355
Interest on lease liabilities		17		30		33
Total finance lease cost		413		419		388
Total lease cost	$	8,098	$	8,139	$	7,643

Supplemental balance sheet information related to leases as of December 31, is as follows:

		2022		2021
Operating leases				
Other assets	$	17,710	$	19,425
Other current liabilities	$	6,919	$	7,162
Other long-term liabilities		11,759		12,726
Total operating lease liabilities	$	18,678	$	19,888
Finance leases				
Property, plant and equipment, gross	$	1,924	$	1,984
Accumulated depreciation		(1,510)		(1,145)
Property, plant and equipment, net	$	414	$	839
Current portion of long-term debt	$	178	$	324
Long-term debt		52		240
Total finance lease liabilities	$	230	$	564
Weighted average remaining lease term (in years)				
Operating leases		5.17 years		3.90 years
Finance leases		1.92 years		3.05 years
Weighted average discount rate				
Operating leases		5.39 %		5.02 %
Finance leases		4.54 %		4.47 %

Supplemental cash flow information related to leases for the years ended December 31, was as follows:

	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 7,383	$ 7,791	$ 7,535
Financing cash flows from finance leases	313	287	373
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	5,167	4,704	4,242
Finance leases	—	305	76

Maturities of lease liabilities as of December 31, 2022 are as follows:

	Finance Lease	Operating Lease
2023	$ 178	$ 6,919
2024	34	5,417
2025	14	2,408
2026	12	1,394
2027	2	1,138
Thereafter	—	4,272
Total lease payments	240	21,548
Less imputed interest	(10)	(2,870)
Total lease liabilities	$ 230	$ 18,678

As of December 31, 2022, we have not entered into any operating or finance leases that have not yet commenced.

Note 7 – Goodwill and Other Intangible Assets

The changes in the net carrying amount of goodwill for the years ended December 31, are as follows:

	2022	2021
Balance as of January 1,	$ 617,528	$ 618,440
Goodwill resulting from business combinations	199,162	—
Foreign currency translation	(1,261)	(912)
Balance as of December 31,	$ 815,429	$ 617,528

During 2022, the Company acquired In2Bones Global, Inc. and Biorez, Inc. as further described in Note 3. Goodwill resulting from the In2Bones Acquisition amounted to $139.1 million and acquired intangible assets including distributor relationships and developed technology amounted to $64.9 million. Goodwill resulting from the Biorez Acquisition amounted to $60.0 million and acquired intangible assets including developed technology and trademarks and tradenames amounted to $177.9 million.

Total accumulated goodwill impairment losses aggregated $107.0 million at December 31, 2022 and 2021, respectively.

Other intangible assets consist of the following:

	Weighted Average Amortization Period (Years)	December 31, 2022		December 31, 2021	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets with definite lives:	22				
Customer and distributor relationships	24	$ 369,854	$ (170,870)	$ 342,452	$ (152,934)
Sales representation, marketing and promotional rights	25	149,376	(66,000)	149,376	(60,000)
Patents and other intangible assets	16	79,838	(52,472)	76,392	(50,890)
Developed technology	18	320,204	(34,675)	106,604	(26,495)
Intangible assets with indefinite lives:					
Trademarks and tradenames		86,544	—	86,544	—
		$1,005,816	$ (324,017)	$ 761,368	$ (290,319)

Amortization expense related to intangible assets which are subject to amortization totaled $33.7 million, $33.3 million and $34.2 million for the years ending December 31, 2022, 2021 and 2020, respectively, and is included as a reduction of revenue (for amortization related to our sales representation, marketing and promotional rights) and in selling and administrative expense (for all other intangible assets) in the consolidated statements of comprehensive income (loss).

The estimated amortization expense related to intangible assets at December 31, 2022 and for each of the five succeeding years is as follows:

	Amortization included in expense	Amortization recorded as a reduction of revenue	Total
2023	$ 29,351	$ 6,000	$ 35,351
2024	29,059	6,000	35,059
2025	29,551	6,000	35,551
2026	29,308	6,000	35,308
2027	30,347	6,000	36,347

Note 8 - Long Term Debt

Long-term debt consists of the following at December 31:

	2022	2021
Revolving line of credit	$ 70,000	$ 140,000
Term loan, net of deferred debt issuance costs of $729 and $1,373 in 2022 and 2021, respectively	133,858	226,196
2.625% convertible notes, net of deferred debt issuance costs of $432 and $3,700 in 2022 and 2021, respectively, and unamortized discount of $23,404 in 2021	69,568	317,896
2.250% convertible notes, net of deferred debt issuance costs of $18,834 in 2022	781,166	—
Financing leases	230	564
Total debt	1,054,822	684,656
Less: Current portion	69,746	12,249
Total long-term debt	$ 985,076	$ 672,407

Seventh Amended and Restated Senior Credit Agreement

On July 16, 2021, we entered into a seventh amended and restated senior credit agreement consisting of: (a) a $233.5 million term loan facility and (b) a $585.0 million revolving credit facility. The revolving credit facility will terminate and the loans outstanding under the term loan facility will expire on July 16, 2026. The term loan was payable in quarterly installments increasing over the term of the facility. During 2022, we made a $90.0 million prepayment on the term loan facility resulting in the elimination of such quarterly payments with the remaining balance due upon the expiration of the term loan facility. The $90.0 million prepayment was accounted for as an extinguishment and resulted in a write-off to other expense of unamortized debt issuance costs of $0.5 million. Proceeds from the term loan facility and borrowings under the revolving credit facility were used to repay the then existing senior credit agreement. During 2021, we recorded $1.1 million to other expense related to the loss on the early extinguishment and third-party fees associated with the seventh amended and restated credit agreement. Interest rates are at SOFR (4.323% at December 31, 2022) plus an interest rate margin of 1.125% (5.448% at December 31, 2022). For borrowings where we elect to use the alternate base rate, the initial base rate is the greatest of (i) the Prime Rate, (ii) the Federal Funds Rate plus 0.500% or (iii) the one-month Adjusted SOFR rate plus 1.000%, plus, in each case, an interest rate margin.

There were $134.6 million in borrowings outstanding on the term loan facility as of December 31, 2022. There were $70.0 million in borrowings outstanding under the revolving credit facility as of December 31, 2022. Our available borrowings on the revolving credit facility at December 31, 2022 were $513.2 million with approximately $1.8 million of the facility set aside for outstanding letters of credit. The carrying amounts of the term loan and revolving credit facility approximate fair value.

The seventh amended and restated senior credit agreement is collateralized by substantially all of our personal property and assets. The seventh amended and restated senior credit agreement contains covenants and restrictions which, among other things, require the maintenance of certain financial ratios and restrict dividend payments and the incurrence of certain indebtedness and other activities, including acquisitions and dispositions. We were in full compliance with these covenants and restrictions as of December 31, 2022. We are also required, under certain circumstances, to make mandatory prepayments from net cash proceeds from any issuance of equity and asset sales.

2.625% Convertible Notes

On January 29, 2019, we issued $345.0 million aggregate principal amount of 2.625% convertible notes due in 2024. Interest is payable semi-annually in arrears on February 1 and August 1 of each year, commencing August 1, 2019. The 2.625% Notes will mature on February 1, 2024, unless earlier repurchased or converted. The 2.625% Notes represent subordinated unsecured obligations and are convertible under certain circumstances, as defined in the indenture, into a combination of cash and CONMED common stock. The 2.625% Notes may be converted at an initial conversion rate of 11.2608 shares of our common stock per $1,000 principal amount of 2.625% Notes (equivalent to an initial conversion price of approximately $88.80 per share of common stock). Holders of the 2.625% Notes may convert the 2.625% Notes at their option at any time on or after November 1, 2023 through the second scheduled trading day preceding the maturity date. Holders of the 2.625% Notes will also have the right to convert the 2.625% Notes prior to November 1, 2023, but only upon the occurrence of specified events. The conversion rate is subject to anti-dilution adjustments if certain events occur. A portion of the net proceeds from the offering of the 2.625% Notes were used as part of the financing for the Buffalo Filter acquisition and $21.0 million were used to pay the cost of certain convertible notes hedge transactions as further described below.

On June 6, 2022, the Company repurchased and extinguished $275.0 million principal amount of the 2.625% Notes for aggregate consideration consisting of $275.0 million in cash and approximately 0.9 million shares of the Company's common stock. During the year ended December 31, 2022, the Company recorded a loss on extinguishment of $103.1 million to other expense based on the fair value of the shares of the Company's common stock issued in connection with the extinguishment. This loss was not deductible for tax purposes. We also recorded a write-off to other expense of unamortized debt issuance costs related to the 2.625% Notes of $2.9 million. Concurrently, the Company entered into a Supplemental Indenture related to the remaining $70.0 million in 2.625% Notes, in which the Company irrevocably elected to settle the principal value of those 2.625% Notes in cash. The $70.0 million in 2.625% Notes are reflected in the current portion of long-term debt at December 31, 2022.

Our effective borrowing rate for nonconvertible debt at the time of issuance of the 2.625% Notes was estimated to be 6.14%, which resulted in $51.6 million of the $345.0 million aggregate principal amount of 2.625% Notes issued, or $39.1 million after taxes, being attributable to equity. For the years ended December 31, 2021 and 2020, we have recorded interest expense related to the amortization of debt discount on the 2.625% Notes of $10.2 million and $9.7 million respectively, at the effective interest rate of 6.14%. On January 1, 2022, we adopted ASU 2020-06 using the modified retrospective approach as further described in Note 2. This ASU eliminated the equity component separately recorded for the conversion features associated with the convertible notes and related debt discount. For the years ended December 31, 2022, 2021 and 2020, we have recorded interest expense on the 2.625% Notes of $4.8 million, $9.1 million and $9.1 million, respectively, at the contractual coupon rate of 2.625%.

The estimated fair value of the 2.625% Notes was approximately $79.0 million as of December 31, 2022 based on a market approach which represents a Level 2 valuation in the fair value hierarchy. The estimated fair value was determined based on the estimated or actual bids and offers of the 2.625% Notes in an over-the-counter market transaction on the last business day of the period.

2.250% Convertible Notes

On June 6, 2022, we issued $800.0 million aggregate principal amount of 2.250% Notes. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2022. The 2.250% Notes will mature on June 15, 2027, unless earlier repurchased or converted. The 2.250% Notes represent subordinated unsecured obligations and are convertible under certain circumstances, as defined in the indenture, into a combination of cash and CONMED common stock, with the principal required to be paid in cash. The 2.250% Notes may be converted at an initial conversion rate of 6.8810 shares of our common stock per $1,000 principal amount of the 2.250% Notes (equivalent to an initial conversion price of approximately $145.33 per share of common stock). Holders of the 2.250% Notes may convert the 2.250% Notes at their option at any time on or after March 15, 2027 through the second scheduled trading day preceding the maturity date. Holders of the 2.250% Notes will also have the right to convert the 2.250% Notes prior to March 15, 2027, but only upon the occurrence of specified events. The conversion rate is subject to anti-dilution adjustments if certain events occur. A portion of these proceeds were used to repurchase and extinguish a portion of the 2.625% Notes, pay off our then outstanding balance on our revolving line of credit, pay down $90.0 million of our term loan and partially pay for the In2Bones Acquisition. In addition, approximately $115.6 million of the proceeds were used to pay the cost of certain convertible notes hedge transactions related to the 2.250% Notes.

For the year ended December 31, 2022, we have recorded interest expense on the 2.250% Notes of $10.3 million at the contractual coupon rate of 2.250%.

The estimated fair value of the 2.250% Notes was approximately $731.0 million as of December 31, 2022 based on a market approach which represents a Level 2 valuation in the fair value hierarchy. The estimated fair value was determined based on the estimated or actual bids and offers of the 2.250% Notes in an over-the-counter market transaction on the last business day of the year.

Convertible Notes Hedge Transactions

In connection with the offering of the 2.625% and 2.250% Notes, we entered into convertible note hedge transactions with a number of financial institutions (each, an "option counterparty"). The convertible note hedge transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the respective Notes, the number of shares of our common stock underlying the 2.625% and 2.250% Notes. Concurrent with entering into the convertible note hedge transactions, we also entered into separate warrant transactions with each option counterparty whereby we sold to such option counterparty warrants to purchase, subject to customary anti-dilution adjustments, the same number of shares of our common stock.

In connection with the repurchase and extinguishment of $275.0 million principal amount of the 2.625% Notes, the Company entered into agreements with the option counterparties to terminate a corresponding portion of the hedges on the 2.625% Notes. The transactions had a net fair value due the Company on execution date of $22.2 million which was recorded as an adjustment to Paid-in Capital. The Company recorded a $5.5 million charge to other expense as a result of a subsequent decline in fair value between execution date and settlement date with the Company receiving net cash of $16.7 million. The termination of the convertible notes hedge resulted in the release of the related deferred tax asset. In connection with the issuance of 2.250% Notes, the Company purchased hedges for $187.6 million ($142.1 million net of tax) and received proceeds from the issuance of warrants totaling $72.0 million, recorded to paid-in capital.

The convertible note hedge transactions are expected generally to reduce the potential dilution upon conversion of the Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes, as the case may be, in the event that the market price per share of our common stock, as measured under the terms of the convertible note hedge transactions, is greater than the strike price of the convertible note hedge transactions, which initially corresponds to the conversion price of the Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Notes. If, however, the market price per share of our common stock, as measured under the terms of the warrant transactions, exceeds the strike price ($114.92 for the 2.625% Notes and $251.53 for the 2.250% Notes) of the warrants, there would nevertheless be dilution to the extent that such market price exceeds the strike price of the warrants as noted in Note 1, unless we elect to settle the warrants in cash.

The scheduled maturities of long-term debt outstanding at December 31, 2022 are as follows:

2023	$ 70,000
2024	—
2025	—
2026	204,587
2027	800,000

The above amounts exclude debt discount, deferred debt issuance costs and financing leases.

Note 9 - Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2022, 2021 and 2020 consists of the following:

	2022	2021	2020
Current tax expense (benefit):			
Federal	$ 98	$ (97)	$ (729)
State	1,582	609	86
Foreign	14,082	7,046	6,963
	15,762	7,558	6,320
Deferred income tax expense (benefit):			
Federal	(4,096)	3,466	(12,253)
State	(1,636)	1,449	(1,173)
Foreign	(310)	(1,910)	(808)
	(6,042)	3,005	(14,234)
Provision (benefit) for income taxes	$ 9,720	$ 10,563	$ (7,914)

A reconciliation between income taxes computed at the statutory federal rate and the provision (benefit) for income taxes for the years ended December 31, 2022, 2021 and 2020 follows:

	2022	**2021**	**2020**
Tax provision at statutory rate based on income before income taxes	21.0 %	21.0 %	21.0 %
Stock-based compensation	1.5	(9.4)	(267.7)
Federal research credit	2.4	(2.3)	(124.2)
Valuation allowance	2.5	(2.2)	49.7
Settlement of taxing authority examinations	—	—	(122.9)
Non-deductible premium on extinguishment and change in fair value of convertible notes	(32.2)	—	—
Non-deductible/non-taxable items	(2.9)	0.8	28.6
US tax on worldwide earnings at different rates	(1.8)	(0.4)	(123.7)
Foreign income taxes	(1.8)	3.1	79.9
State income taxes, net of federal tax benefit	(1.4)	3.7	(24.5)
Other, net	(1.0)	0.1	(10.1)
	(13.7)%	14.4 %	(493.9)%

The Company has elected to account for Global Intangible Low Tax Income ("GILTI") using the period cost method. The net impact of GILTI including the allowable GILTI deduction is presented in the rate reconciliation as a component of "US tax on worldwide earnings at different rates".

The tax effects of the significant temporary differences which comprise the deferred income tax assets and liabilities at December 31, 2022 and 2021 are as follows:

	2022	2021
Assets:		
Inventory	$ 2,939	$ 4,694
Net operating losses	12,721	18,383
Capitalized research and development	11,402	4,173
Deferred compensation	3,012	2,563
Accounts receivable	3,580	3,147
Compensation and benefits	8,723	6,583
Accrued pension	2,530	3,930
Research and development credit	16,785	15,542
Interest limitation	9,116	—
Convertible notes hedge	36,204	4,869
Lease liabilities	2,735	3,573
Other	4,134	5,741
Less: valuation allowances	(543)	(786)
	113,338	72,412
Liabilities:		
Goodwill and intangible assets	152,155	106,065
Depreciation	2,373	2,546
State taxes	11,733	11,833
Unremitted foreign earnings	1,573	2,449
Convertible notes debt discount	—	4,915
Lease right-of-use assets	2,579	3,484
	170,413	131,292
Net liability	$ (57,075)	$ (58,880)

Income (loss) before income taxes consists of the following U.S. and foreign income (loss):

	2022	2021	2020
U.S. income (loss)	$ (96,114)	$ 45,260	$ (16,026)
Foreign income	25,252	27,845	17,629
Total income (loss)	$ (70,862)	$ 73,105	$ 1,603

As of December 31, 2022, the amount of federal net operating loss carryforward was $11.0 million and begins to expire in 2027. As of December 31, 2022, the amount of federal research credit carryforward available was $16.8 million. These credits begin to expire in 2027.

We have accrued tax liabilities related to the amount of unremitted earnings at December 31, 2017 and certain subsequent unremitted earnings as these are not considered permanently reinvested. Deferred taxes have not been accrued on unremitted earnings subsequent to December 31, 2017 that are considered permanently reinvested. The amount of such untaxed foreign earnings for the periods occurring after December 2017 totaled $28.7 million. If we were to repatriate these funds, we would be required to accrue and pay taxes on such amounts. The Company has estimated foreign withholding taxes of $1.4 million would be due if these earnings were repatriated.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. Taxing authority examinations can involve complex issues and may require an extended period of time to resolve. Our federal income tax returns have been examined by the Internal Revenue Service ("IRS") for calendar years ending through 2019.

We recognize tax liabilities in accordance with the provisions for accounting for uncertainty in income taxes. Such guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The following table summarizes the activity related to our unrecognized tax benefits for the years ending December 31,:

	2022	2021	2020
Balance as of January 1,	$ 200	$ 200	$ 2,170
Increases for positions taken in current periods	—	—	—
Decreases in unrecorded tax positions related to settlement with the taxing authorities	—	—	(1,970)
Decreases in unrecorded tax positions related to lapse of statute of limitations	—	—	—
Balance as of December 31,	$ 200	$ 200	$ 200

If the total unrecognized tax benefits of $0.2 million at December 31, 2022 were recognized, it would reduce our annual effective tax rate. The amount of interest accrued in 2020, 2021 and 2022 related to these unrecognized tax benefits was not material and is included in the provision (benefit) for income taxes in the consolidated statements of comprehensive income (loss).

Note 10 - Shareholders' Equity

On February 29, 2012, the Board of Directors adopted a cash dividend policy and declared an initial quarterly dividend of $0.15 per share. On October 28, 2013, the Board of Directors increased the quarterly dividend to $0.20 per share. The total dividend per share was $0.80 for each of 2022, 2021 and 2020. The fourth quarter dividend for 2022 was paid on January 5, 2023 to shareholders of record as of December 16, 2022. The total dividend payable was $6.1 million and $5.9 million at December 31, 2022 and 2021, respectively, and is included in other current liabilities in the consolidated balance sheet.

Our shareholders have authorized 500,000 shares of preferred stock, par value $.01 per share, which may be issued in one or more series by the Board of Directors without further action by the shareholders. As of December 31, 2022 and 2021, no preferred stock had been issued.

Our Board of Directors has authorized a $200.0 million share repurchase program. Through December 31, 2022, we have repurchased a total of 6.1 million shares of common stock aggregating $162.6 million under this authorization and have $37.4 million remaining available for share repurchases. The repurchase program calls for shares to be purchased in the open market or in private transactions from time to time. We may suspend or discontinue the share repurchase program at any time. During 2022, 2021, and 2020 we did not repurchase any shares.

We have reserved 6.5 million shares of common stock for issuance to employees and directors under two shareholder approved share-based compensation plans (the "Plans") of which approximately 2.8 million shares remain available for grant at December 31, 2022. The exercise price on all outstanding stock options and stock appreciation rights ("SARs") is equal to the quoted fair market value of the stock at the date of grant. Restricted stock units ("RSUs") and performance stock units ("PSUs") are valued at the market value of the underlying stock on the date of grant. Stock options, SARs, RSUs and PSUs are generally non-transferable other than on death and generally become exercisable over a 4 to 5 year period from date of grant. Stock options and SARs expire 10 years from date of grant. SARs are only settled in shares of the Company's stock. The issuance of shares pursuant to the exercise of stock options and SARs and vesting of RSUs and PSUs are from the Company's treasury stock.

Total pre-tax stock-based compensation expense recognized in the consolidated statements of comprehensive income (loss) was $21.7 million, $16.3 million and $13.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. These amounts are included in selling and administrative expense. Tax related benefits of $3.8 million, $3.9 million and $3.2 million were also recognized for the years ended December 31, 2022, 2021 and 2020, respectively. Cash received from the exercise of stock options was $8.9 million, $19.6 million and $13.7 million for the years ended December 31, 2022, 2021 and 2020, respectively, and is reflected in cash flows from financing activities in the consolidated statements of cash flows.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options and SARs at the date of grant. Use of a valuation model requires management to make certain assumptions with respect to select model inputs. Expected volatilities are based upon historical volatility of the Company's stock over a period equal to the expected life of each stock option and SAR grant. The risk free interest rate is based on the stock option and SAR grant date for a traded U.S. Treasury bond with a maturity date closest to the expected life. The expected annual dividend yield is based on the Company's anticipated cash dividend payouts. The expected life represents the period of time that the stock options and SARs are expected to be outstanding based on a study of historical data of option holder exercise and termination behavior. Forfeitures are recognized as incurred.

The following table illustrates the assumptions used in estimating fair value in the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Grant date fair value of stock options and SARs	$ 49.88	$ 42.47	$ 22.62
Expected stock price volatility	38.45 %	39.27 %	26.89 %
Risk-free interest rate	1.68 %	0.81 %	0.89 %
Expected annual dividend yield	0.56 %	0.64 %	0.82 %
Expected life of options & SARs (years)	5.4	5.5	5.5

The following table illustrates the stock option and SAR activity for the year ended December 31, 2022:

	Number of Shares (in 000's)	Weighted-Average Exercise Price
Outstanding at December 31, 2021	3,264	$ 80.79
Granted	730	$ 141.84
Forfeited	(113)	$ 114.72
Exercised	(180)	$ 60.80
Outstanding at December 31, 2022	3,701	$ 92.98
Exercisable at December 31, 2022	1,725	$ 67.66
Stock options & SARs expected to vest	1,976	$ 115.09

The weighted average remaining contractual term for SARs and stock options outstanding and exercisable at December 31, 2022 was 6.6 years and 5.1 years, respectively. The aggregate intrinsic value of SARs and stock options outstanding and exercisable at December 31, 2022 was $49.3 million and $43.0 million, respectively. The aggregate intrinsic value of stock options and SARs exercised during the years ended December 31, 2022, 2021 and 2020 was $13.6 million, $49.2 million and $26.6 million, respectively.

The following table illustrates the RSU activity for the year ended December 31, 2022:

	Number of Shares (in 000's)		Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2021	51	$	101.55
Granted	21	$	136.35
Vested	(25)	$	100.68
Forfeited	(1)	$	113.87
Outstanding at December 31, 2022	46	$	117.91

The weighted average fair value of RSU awards granted in the years ended December 31, 2022, 2021 and 2020 was $136.35, $129.94 and $85.45, respectively.

The total fair value of RSUs and PSUs vested was $2.6 million, $2.2 million and $6.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, there was $59.2 million of total unrecognized compensation cost related to nonvested stock options, SARs and RSUs granted under the Plans which is expected to be recognized over a weighted average period of 3.5 years.

We offer to our employees a shareholder-approved Employee Stock Purchase Plan (the "Employee Plan"), under which we reserved 1.0 million shares of common stock for issuance to our employees. The Employee Plan provides employees with the opportunity to invest from 1% to 10% of their annual salary to purchase shares of CONMED common stock at a purchase price equal to 95% of the fair market value of the common stock on the exercise date. During 2022, we issued approximately 17,353 shares of common stock under the Employee Plan. No stock-based compensation expense has been recognized in the accompanying consolidated financial statements as a result of common stock issuances under the Employee Plan.

Note 11 - Revenues

The following tables present revenue disaggregated by product line and timing of revenue recognition for the years ended December 31, 2022, 2021 and 2020:

	2022		
	Orthopedic Surgery	General Surgery	Total
Timing of Revenue Recognition			
Goods transferred at a point in time	$ 422,648	$ 577,625	$ 1,000,273
Services transferred over time	38,880	6,319	45,199
Total sales from contracts with customers	$ 461,528	$ 583,944	$ 1,045,472

	2021		
	Orthopedic Surgery	General Surgery	Total
Timing of Revenue Recognition			
Goods transferred at a point in time	$ 398,963	$ 567,244	$ 966,207
Services transferred over time	39,461	4,967	44,428
Total sales from contracts with customers	$ 438,424	$ 572,211	$ 1,010,635

	2020				
Timing of Revenue Recognition	**Orthopedic Surgery**		**General Surgery**		**Total**
Goods transferred at a point in time	$	340,318	$	484,147 $	824,465
Services transferred over time		34,387		3,607	37,994
Total sales from contracts with customers	$	374,705	$	487,754 $	862,459

Revenue disaggregated by primary geographic market where the products are sold is included in Note 12.

Contract liability balances related to the sale of extended warranties to customers are as follows:

	December 31, 2022	December 31, 2021
Contract Liability	$ 19,114	$ 16,760

Revenue recognized during years ended December 31, 2022, 2021 and 2020 from amounts included in contract liabilities at the beginning of the period were $11.5 million, $10.3 million and $9.3 million, respectively. There were no material contract assets as of December 31, 2022 and December 31, 2021.

Note 12 - Business Segments and Geographic Areas

We are accounting and reporting for our business as a single operating segment entity engaged in the development, manufacturing and sale on a global basis of surgical devices and related equipment. Our chief operating decision maker (the CEO) evaluates the various global product portfolios on a net sales basis and evaluates profitability, investment, cash flow metrics and allocates resources on a consolidated worldwide basis due to shared infrastructure and resources. Our product lines consist of orthopedic surgery and general surgery. Orthopedic surgery consists of sports medicine instrumentation and small bone, large bone and specialty powered surgical instruments as well as imaging systems for use in minimally invasive surgical procedures and fees related to sales representation, promotion and marketing of sports medicine allograft tissue. General surgery consists of a complete line of endo-mechanical instrumentation for minimally invasive laparoscopic and gastrointestinal procedures, smoke evacuation devices, a line of cardiac monitoring products as well as electrosurgical generators and related instruments. These product lines' net sales and primary geographic market where the products are sold, are as follows for the years ended December 31, 2022, 2021 and 2020:

	2022				
Primary Geographic Markets	**Orthopedic Surgery**		**General Surgery**		**Total**
United States	$	173,176	$	405,777 $	578,953
Europe, Middle East & Africa		113,649		84,288	197,937
Asia Pacific		103,353		59,124	162,477
Americas (excluding the United States)		71,350		34,755	106,105
Total sales from contracts with customers	$	461,528	$	583,944 $	1,045,472

	2021				
Primary Geographic Markets	**Orthopedic Surgery**		**General Surgery**		**Total**
United States	$	158,553	$	393,980 $	552,533
Europe, Middle East & Africa		108,457		81,238	189,695
Asia Pacific		107,590		63,628	171,218
Americas (excluding the United States)		63,824		33,365	97,189
Total sales from contracts with customers	$	438,424	$	572,211 $	1,010,635

	2020				
	Orthopedic Surgery		**General Surgery**		**Total**
Primary Geographic Markets					
United States	$	139,715	$	342,349	$	482,064
Europe, Middle East & Africa		90,998		70,086		161,084
Asia Pacific		93,636		46,961		140,597
Americas (excluding the United States)		50,356		28,358		78,714
Total sales from contracts with customers	$	374,705	$	487,754	$	862,459

Sales are attributed to countries based on the location of the customer. There were no significant investments in long-lived assets located outside the United States at December 31, 2022 and 2021. No single customer represented over 10% of our consolidated net sales for the years ended December 31, 2022, 2021 and 2020.

Note 13 - Employee Benefit Plans

We sponsor an employee savings plan ("401(k) plan") covering substantially all of our United States based employees. We also sponsor a defined benefit pension plan (the "pension plan") that was frozen in 2009. It covered substantially all our United States based employees at the time it was frozen.

Total employer contributions to the 401(k) plan were $9.9 million, $9.2 million and $8.9 million during the years ended December 31, 2022, 2021 and 2020, respectively.

We use a December 31, measurement date for our pension plan. Cumulative gains and losses in excess of 10% of the greater of the benefit obligation or the market-related value of assets are amortized on a straight-line basis over the lesser of the expected average remaining life expectancy of the plan's participants or 11.38 years. The limit of 11.38 years is adjusted to reflect the percentage change in the average remaining service period for the plan's active membership.

The following table provides a reconciliation of the projected benefit obligation, plan assets and funded status of the pension plan at December 31:

	2022		2021
Accumulated benefit obligation	$	71,203	$	95,508
Change in benefit obligation			
Projected benefit obligation at beginning of year	$	95,508	$	101,242
Service cost		1,077		991
Interest cost		2,148		1,803
Actuarial gain		(23,607)		(3,427)
Benefits paid		(2,805)		(2,703)
Settlements		(1,118)		(2,398)
Projected benefit obligation at end of year	$	71,203	$	95,508
Change in plan assets			
Fair value of plan assets at beginning of year	$	79,404	$	76,940
Actual gain (loss) on plan assets		(13,125)		7,565
Benefits paid		(2,805)		(2,703)
Settlements		(1,118)		(2,398)
Fair value of plan assets at end of year	$	62,356	$	79,404
Funded status	$	(8,847)	$	(16,104)

The projected benefit obligation decreased $24.3 million as of December 31, 2022 mainly due to the increase in the discount rate from 2.81% at December 31, 2021 to 5.41% at December 31, 2022 and changes in the lump sum conversion rates.

Amounts recognized in the consolidated balance sheets consist of the following at December 31,:

	2022	2021
Other long-term liabilities	$ (8,847)	$ (16,104)
Accumulated other comprehensive loss	(31,346)	(39,122)

Accumulated other comprehensive loss for the years ended December 31, 2022 and 2021 consists of net actuarial losses not yet recognized in net periodic pension cost (before income taxes).

The following actuarial assumptions were used to determine our accumulated and projected benefit obligations as of December 31,:

	2022	2021
Discount rate	5.41 %	2.81 %

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) in 2022 and 2021 are as follows:

	2022	2021
Current year actuarial loss	$ 5,228	$ 5,836
Amortization of actuarial loss	2,589	3,327
Total recognized in other comprehensive income (loss)	$ 7,817	$ 9,163

Net periodic pension cost for the years ended December 31, consists of the following:

	2022	2021	2020
Service cost	$ 1,077	$ 991	$ 717
Interest cost on projected benefit obligation	2,148	1,803	2,555
Expected return on plan assets	(5,295)	(5,155)	(5,021)
Amortization of loss	2,589	3,327	2,821
Net periodic pension cost	$ 519	$ 966	$ 1,072

Non-service cost of $0.4 million is included in other expense in the consolidated statements of comprehensive income (loss) for the year ended 2020. Non-service pension cost/(benefit) was immaterial for the years ended 2022 and 2021.

The following actuarial assumptions were used to determine our net periodic pension benefit cost for the years ended December 31,:

	2022	2021	2020
Discount rate on benefit obligation	2.81 %	2.44 %	3.33 %
Effective rate for interest on benefit obligation	2.33 %	1.83 %	2.88 %
Expected return on plan assets	7.00 %	7.00 %	7.00 %

The Company's discount rate and mortality assumptions are the significant assumptions in determining the projected benefit obligation of the Company's pension plan.

The discount rate represents the interest rate used in estimating the present value of projected cash flows to settle the Company's pension obligations. The discount rate assumption is determined by management using a full yield curve approach, which involves applying the specific spot rates along the yield curve used in the determination of the benefit obligation that correlates to the relevant projected cash flows.

Mortality assumptions are based on published mortality studies developed primarily based on past experience of the broad population and modified for projected longevity trends. The mortality assumptions used for 2022 and 2021 are based on the Pri-2012 Mortality Tables using the MP-2021 mortality improvement scale.

In determining the expected return on pension plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and providing adequate liquidity to meet immediate and future benefit payment requirements.

The allocation of plan assets by category is as follows at December 31,:

| | Percentage of Pension Plan Assets | | Target Allocation |
	2022	2021	2023
Equity securities	72 %	73 %	75 %
Debt securities	28 %	27 %	25 %
Total	100 %	100 %	100 %

As of December 31, 2022, the pension plan held 27,562 shares of our common stock, which had a fair value of $2.4 million. We believe that our long-term asset allocation on average will approximate the targeted allocation. We regularly review our actual asset allocation and periodically rebalance the pension plan's investments to our targeted allocation when deemed appropriate.

FASB guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements as described in Note 16. Following is a description of the valuation methodologies used for our pension assets. There have been no changes in the methodologies used at December 31, 2022 and 2021:

Common Stock:	Common stock is valued at the closing price reported on the common stock's respective stock exchange and is classified within level 1 of the valuation hierarchy.
Fixed Income Securities:	Valued at the closing price reported on the active market on which the individual securities are traded and are classified within level 1 of the valuation hierarchy.
Money Market Fund:	These investments are public investment vehicles valued using the Net Asset Value (NAV).
Mutual Funds:	These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the pension plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the value of the pension plan's assets as of December 31, 2022 and December 31, 2021:

	2022	2021
Investments measured at fair value:		
Level 1		
Common Stock	$ 6,628	$ 9,767
Fixed Income Securities	15,963	20,272
Total Investments measured at fair value	22,591	30,039
Investments measured at NAV:		
Money Market Fund	1,477	1,098
Mutual Funds	38,288	48,267
Total Investments measured at NAV	39,765	49,365
Total Investments	$ 62,356	$ 79,404

We do not expect to make any contributions to our pension plan for 2023.

The following table summarizes the benefits and settlements expected to be paid by our pension plan in each of the next five years and in aggregate for the following five years. The expected payments are estimated based on the same assumptions used to measure the Company's projected benefit obligation at December 31, 2022.

2023	$5,948
2024	5,643
2025	5,823
2026	6,143
2027	5,538
2028-2032	25,737

Note 14 - Legal Matters and Contingencies

From time to time, the Company may receive an information request, subpoena or warrant from a government agency such as the Securities and Exchange Commission, Department of Justice, Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, the United States Food and Drug Administration, the Department of Labor, the Treasury Department or other federal and state agencies or foreign governments or government agencies. These information requests, subpoenas or warrants may or may not be routine inquiries, or may begin as routine inquiries and over time develop into enforcement actions of various types. Likewise, if we receive reports of alleged misconduct from employees and third parties, we investigate as appropriate.

Manufacturers of medical devices have been the subject of various enforcement actions relating to interactions with health care providers domestically or internationally whereby companies are claimed to have provided health care providers with inappropriate incentives to purchase their products. Similarly, the Foreign Corrupt Practices Act ("FCPA") imposes obligations on manufacturers with respect to interactions with health care providers who may be considered government officials based on their affiliation with public hospitals. The FCPA also requires publicly listed manufacturers to maintain accurate books and records, and maintain internal accounting controls sufficient to provide assurance that transactions are accurately recorded, lawful and in accordance with management's authorization. The FCPA poses unique challenges both because manufacturers operate in foreign cultures in which conduct illegal under the FCPA may not be illegal in local jurisdictions, and because, in some cases, a United States manufacturer may face risks under the FCPA based on the conduct of third parties over whom the manufacturer may not have complete control. While CONMED has not experienced any material enforcement action to date, there can be no assurance that the Company will not be subject to a material enforcement action in the future, or that the Company will not incur costs including, in the form of fees for lawyers and other consultants, that are material to the Company's results of operations in the course of responding to a future inquiry or investigation.

Manufacturers of medical products may face exposure to significant product liability claims, as well as patent infringement and other claims incurred in the ordinary course of business. To date, we have not experienced any claims that have been material to our financial statements or financial condition, but any such claims arising in the future could have a material adverse effect on our business, results of operations or cash flows. We currently maintain commercial product liability insurance of $35 million per incident and $35 million in the aggregate annually, which we believe is adequate. This coverage is on a claims-made basis. There can be no assurance that claims will not exceed insurance coverage, that the carriers will be solvent or that such insurance will be available to us in the future at a reasonable cost.

Our operations are subject, and in the past have been subject, to a number of environmental laws and regulations governing, among other things, air emissions; wastewater discharges; the use, handling and disposal of hazardous substances and wastes; soil and groundwater remediation and employee health and safety. Likewise, the operations of our suppliers and sterilizers are subject to similar environmental laws and regulations. In some jurisdictions, environmental requirements may be expected to become more stringent in the future. In the United States, certain environmental laws can impose liability for the entire cost of site restoration upon each of the parties that may have contributed to conditions at the site regardless of fault or the lawfulness of the party's activities. While we do not believe that the present costs of environmental compliance and remediation are material, there can be no assurance that future compliance or remedial obligations would not have a material adverse effect on our financial condition, results of operations or cash flows.

In 2014, the Company acquired EndoDynamix, Inc. The agreement governing the terms of the acquisition provides that, if various conditions are met, certain contingent payments relating to the first commercial sale of the products (the milestone payment), as well as royalties based on sales (the revenue based payments), are due to the seller. In 2016, we notified the seller that there was a need to redesign the product, and that, as a consequence, the first commercial sale had been delayed. Consequently, the payment of contingent milestone and revenue-based payments were delayed. On January 18, 2017, the seller provided notice (the "Notice") seeking $12.7 million under a liquidated damages clause, which essentially represented the seller's view as to the sum of the projected contingent milestone and revenue-based payments on an accelerated basis. CONMED responded to the Notice denying that there was any basis for acceleration of the payments due under the acquisition agreement. On February 22, 2017, the representative of the former shareholders of EndoDynamix filed a complaint in Delaware Chancery Court claiming breach of contract with respect to the duty to commercialize the product and seeking the contingent payments on an accelerated basis. In the third quarter of 2018, the Company decided to halt the development of the EndoDynamix clip applier and recorded a charge to write off assets and released a previously accrued contingent consideration liability. In court filings the Plaintiffs claim to seek liquidated damages, as well as additional damages up to $24.8 million. A non-jury trial in the Delaware Chancery Court commenced on March 18, 2021, and testimony concluded on April 7, 2021. On June 30, 2022, the Court issued a ruling that CONMED had presented overwhelming evidence that it had not breached its obligations under the acquisition agreement, and that CONMED was entitled to judgement on all claims asserted against it. The Company had not recorded any expense related to potential damages in connection with this matter and the period within which the former shareholders of EndoDynamix could have appealed expired without any appeal being filed.

CONMED is defending two Georgia State Court actions. The first action was filed in Cobb County by various employees, former employees, contract workers and others against CONMED and against a contract sterilizer (the "Cobb County Action"). The second action was filed in Douglas County against CONMED's landlord and other allegedly related entities (the "Douglas County Action"). Plaintiffs in the lawsuits allege personal injury and related claims purportedly arising from or relating to exposure to Ethylene Oxide, a chemical used to sterilize certain products. CONMED is defending the claims asserted directly against it and is providing indemnification for certain other defendants based on contractual provisions.

Both actions are in their early stages. The Company's motion to dismiss in the Cobb County action was heard on January 10, 2022, and the Court issued a ruling on June 15, 2022 dismissing 44 of the 51 plaintiffs' claims as precluded by the exclusive workers' compensation remedy, as well as one claim from a non-employee plaintiff. As to the remaining claims that were not the subject of the motion to dismiss, CONMED believes it has strong defenses and will vigorously defend itself and all parties it is indemnifying. As with any litigation, there are risks, including the risk that CONMED may not prevail with respect to the defense of the underlying claims, or with respect to securing adequate insurance coverage for the indemnification claims. The Company is unable to estimate a range of possible loss at this time, and has not recorded any expense related to potential damages in connection with this matter because the Company does not believe any potential loss is probable.

CONMED submitted the foregoing claims for insurance coverage. One insurer is providing coverage for certain of the claims asserted directly against the Company. CONMED has been litigating two lawsuits in the United States District Court for the Northern District of New York with Federal Insurance Company ("Chubb"): one involving CONMED's claim for coverage for the indemnification claims arising from the Cobb County Action, and the other concerning CONMED's claim for coverage for the indemnification claims arising from the Douglas County Action. On March 10, 2022, the Court ruled in favor of CONMED with respect to coverage for the indemnification claims arising from the Cobb County Action. Chubb's motion for reconsideration was denied, and Chubb filed a notice of appeal. On August 9, 2022, CONMED won a similar ruling finding in its favor and against Chubb as to the coverage case concerning the Douglas County Action. Chubb appealed that decision as well. CONMED believed its position was well-grounded in the facts and the law. Chubb subsequently withdrew its appeal and agreed to pay for the underlying defense of the two claims, subject to certain reservations of rights, and in January 2023 agreed to reimburse CONMED for certain costs it had previously incurred in connection with the defense of the two lawsuits. There can be no assurance that Chubb will honor its obligations prospectively.

In addition, one of CONMED's contract sterilizers, which is defending toxic tort claims asserted by various residents in the areas around its processing facility, has placed CONMED on notice of a claim for indemnification relating to some of those claims. CONMED is reviewing the notice, and has not at this time taken any position on the notice.

The government of Italy passed a law in late 2015 to tax medical device companies on revenue derived from sales to public hospitals. The tax is calculated and based on provincial spending over and above certain thresholds. Since the law was enacted, the Italian government essentially made no effort to administer or collect the tax. A lack of interpretative guidance and complexity of the law resulted in uncertainty as to the actual amount of liability. In September 2022, the Italian government passed a further decree which, amongst other provisions, delegated administration and collection to the provincial level for the years 2015 – 2018. The Italy medical device tax represents variable consideration in the form of a retroactive discount potentially owed to the customer, which is ultimately the Italian government. The Company is challenging the imposition of the medical device tax in Italy, as have many other medical device companies, on the ground that the law was never implemented properly with regulations. While the Company is informed that its position is well-grounded in the law, there can be no assurance that the Company will prevail. In January 2023, the Italian government postponed the due date for payment of the tax to April 30, 2023, to allow time for Italian courts to rule on the constitutionality of the law.   No amounts have been remitted to date.

From time to time, we are also subject to negligence and other claims arising out of the ordinary conduct of our business, including, for example, accidents our employees may experience within the course of their employment or otherwise. We are currently defending one such claim, which we expect to be fully covered by insurance, involving potentially significant personal injuries. The Company is unable to estimate any range of possible loss at this time, and therefore has not recorded any liability related to potential damages in connection with this matter.

We record reserves sufficient to cover probable and estimable losses associated with any such pending claims. We do not expect that the resolution of any pending claims, investigations or reports of alleged misconduct will have a material adverse effect on our financial condition, results of operations or cash flows. There can be no assurance, however, that future claims or investigations, or the costs associated with responding to such claims, investigations or reports of misconduct, especially claims and investigations not covered by insurance, will not have a material adverse effect on our financial condition, results of operations or cash flows.

Note 15 - Guarantees

We provide warranties on certain of our products at the time of sale and sell extended warranties. The standard warranty period for our capital equipment is generally one year and our extended warranties typically vary from one to three years. Liability under service and warranty policies is based upon a review of historical warranty and service claim experience. Adjustments are made to accruals as claim data and historical experience warrant.

Changes in the carrying amount of standard warranties for the years ended December 31, are as follows:

	2022	2021	2020
Balance as of January 1,	$ 2,344	$ 1,826	$ 2,186
Provision for warranties	224	1,458	783
Claims made	(624)	(940)	(1,143)
Balance as of December 31,	$ 1,944	$ 2,344	$ 1,826

Costs associated with extended warranty repairs are recorded as incurred and amounted to $5.9 million, $6.8 million and $6.1 million for the years ended December 31, 2022, 2021 and 2020 respectively.

Note 16 - Fair Value Measurement

We enter into derivative instruments for risk management purposes only. We operate internationally and, in the normal course of business, are exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. We use forward contracts, a type of derivative instrument, to manage certain foreign currency exposures.

By nature, all financial instruments involve market and credit risks. We enter into forward contracts with major investment grade financial institutions and have policies to monitor the credit risk of those counterparties. While there can be no assurance, we do not anticipate any material non-performance by any of these counterparties.

Foreign Currency Forward Contracts. We hedge forecasted intercompany sales denominated in foreign currencies through the use of forward contracts. We account for these forward contracts as cash flow hedges. To the extent these forward contracts meet hedge accounting criteria, changes in their fair value are not included in current earnings but are included in accumulated other comprehensive loss. These changes in fair value will be recognized into earnings as a component of sales or cost of sales when the forecasted transaction occurs.

We also enter into forward contracts to exchange foreign currencies for United States dollars in order to hedge our currency transaction exposures. These forward contracts settle each month at month-end, at which time we enter into new forward contracts. We have not designated these forward contracts as hedges and have not applied hedge accounting to them.

The following table presents the notional contract amounts for forward contracts outstanding:

	FASB ASC Topic 815 Designation	As of	
		December 31, 2022	December 31, 2021
Forward exchange contracts	Cash flow hedge	$ 198,473	$ 172,894
Forward exchange contracts	Non-designated	81,929	38,897

The remaining time to maturity as of December 31, 2022 is within two years for hedge designated foreign exchange contracts and approximately one month for non-hedge designated forward exchange contracts.

Statement of comprehensive income (loss) presentation

Derivatives designated as cash flow hedges

Foreign exchange contracts designated as cash flow hedges had the following effects on accumulated other comprehensive income (loss) ("AOCI") and net earnings on our consolidated statements of comprehensive income (loss) and our consolidated balance sheets:

| | Amount of Gain (Loss) Recognized in AOCI | | | Consolidated Statements of Comprehensive Income (Loss) | | | | Amount of Gain (Loss) Reclassified from AOCI | | |
| | Years Ended | | | | Total Amount of Line Item Presented | | | Years Ended | | |
Derivative Instrument	2022	2021	2020	Location of amount reclassified	2022	2021	2020	2022	2021	2020
Foreign exchange contracts	$14,494	$ 8,650	$(7,111)	Net Sales	$1,045,472	$1,010,635	$862,459	$15,085	$(5,421)	$ 1,997
				Cost of Sales	474,227	442,599	402,159	939	1,411	(619)
Pre-tax gain (loss)	$14,494	$ 8,650	$(7,111)					$16,024	$(4,010)	$ 1,378
Tax expense (benefit)	3,513	2,090	(1,718)					3,884	(969)	333
Net gain (loss)	$10,981	$ 6,560	$(5,393)					$12,140	$(3,041)	$ 1,045

At December 31, 2022, $2.8 million of net unrealized gains on forward contracts accounted for as cash flow hedges, and included in accumulated other comprehensive loss, are expected to be recognized in earnings in the next twelve months.

Derivatives not designated as cash flow hedges

Net gains and losses from derivative instruments not accounted for as hedges offset by gains and losses on our intercompany receivables on our consolidated statements of comprehensive income (loss) were:

| | | Years Ended | | |
Derivative Instrument	Location on Consolidated Statements of Comprehensive Income (Loss)	2022	2021	2020
Net loss on currency forward contracts	Selling and administrative expense	$ (240)	$ (451)	$ (2,269)
Net gain (loss) on currency transaction exposures	Selling and administrative expense	$ (1,950)	$ (1,832)	$ 646

Balance sheet presentation

We record these forward foreign exchange contracts at fair value. The following tables summarize the fair value for forward foreign exchange contracts outstanding at December 31, 2022 and 2021:

December 31, 2022	Location on Consolidated Balance Sheet	Asset Fair Value	Liabilities Fair Value	Net Fair Value
Derivatives designated as hedging instruments:				
Foreign exchange contracts	Prepaid expenses and other current assets	$ 6,757	$ (3,121)	$ 3,636
Foreign exchange contracts	Other long-term liabilities	60	(400)	(340)
		$ 6,817	$ (3,521)	$ 3,296
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	Other current liabilities	48	(395)	(347)
Total derivatives		$ 6,865	$ (3,916)	$ 2,949

December 31, 2021	Location on Consolidated Balance Sheet	Asset Fair Value	Liabilities Fair Value	Net Fair Value
Derivatives designated as hedging instruments:				
Foreign exchange contracts	Prepaid expenses and other current assets	$ 5,331	$ (430)	$ 4,901
Foreign exchange contracts	Other long-term liabilities	82	(161)	(79)
		$ 5,413	$ (591)	$ 4,822
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	Other current liabilities	38	(180)	(142)
Total derivatives		$ 5,451	$ (771)	$ 4,680

Our forward foreign exchange contracts are subject to a master netting agreement and qualify for netting in the consolidated balance sheets.

Fair Value Disclosure. FASB guidance defines fair value and establishes a framework for measuring fair value and related disclosure requirements. This guidance applies when fair value measurements are required or permitted. The guidance indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Fair value is defined based upon an exit price model.

Valuation Hierarchy. A valuation hierarchy was established for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from or corroborated by observable market data through correlation. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. There have been no significant changes in the assumptions.

Valuation Techniques. Assets and liabilities carried at fair value and measured on a recurring basis as of December 31, 2022 consist of forward foreign exchange contracts. The Company values its forward foreign exchange contracts using quoted prices for similar assets. The most significant assumption is quoted currency rates. The value of the forward foreign exchange contract assets and liabilities were valued using Level 2 inputs and are listed in the table above. The Company values contingent consideration using Level 3 inputs. These include projected payment dates, discount rates, revenue volatilities, and projected revenues. The fair value of contingent consideration related to the In2Bones Acquisition increased to $70.2 million at December 31, 2022 from $69.4 million at the date of the acquisition and the fair value of contingent consideration related to the Biorez Acquisition increased to $116.2 million at December 31, 2022 from $114.5 million at the date of the acquisition. We recognized the $2.5 million fair value adjustments to contingent consideration in selling and administrative expense. These adjustments related to the passage of time and changes in market assumptions. Contingent consideration of $18.6 million and $167.8 million is included in other current liabilities and other long term liabilities, respectively, in the consolidated balance sheet at December 31, 2022.

The carrying amounts reported in our balance sheets for cash and cash equivalents, accounts receivable, accounts payable and variable long-term debt approximate fair value.

SCHEDULE II—Valuation and Qualifying Accounts
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts(1)	Deductions	Balance at End of Period
2022					
Allowance for bad debts	$ 4,528	$ 1,400	$ 230	$ (650)	$ 5,508
Sales returns and allowance	4,441	2,923	—	(976)	6,388
Deferred tax asset valuation allowance	786	—	1,571	(1,814)	543
2021					
Allowance for bad debts	$ 3,876	$ 2,305	$ —	$ (1,653)	$ 4,528
Sales returns and allowance	3,684	1,261	—	(504)	4,441
Deferred tax asset valuation allowance	2,721	621	—	(2,556)	786
2020					
Allowance for bad debts	$ 2,786	$ 1,611	$ —	$ (521)	$ 3,876
Sales returns and allowance	3,667	384	—	(367)	3,684
Deferred tax asset valuation allowance	1,732	989	—	—	2,721

(1) During 2022, allowances were assumed as part of the In2Bones acquisition.

Item 16. Form 10-K Summary

Registrants may voluntarily provide a summary of information required by Form 10-K under this Item 16. The Company has elected not to include such summary information.

Exhibit 4.1

Description of Common Stock

The following is a description of the general terms, provisions and rights of the common stock, par value $0.01 ("Common Stock"), of CONMED Corporation, a Delaware corporation (the "Company," "we," "us," and "our"), related provisions of the Company's certificate of incorporation (the "Certificate of Incorporation") and bylaws (the "Bylaws") and applicable Delaware law. This description is qualified in its entirety by, and should be read in conjunction with, the Certificate of Incorporation and Bylaws, which have been publicly filed with the Securities and Exchange Commission, and applicable Delaware law.

Authorized Shares

We have the authority to issue an aggregate of 100,000,000 shares of Common Stock. As of February 15, 2023, there were 31,299,194 shares of our Common Stock issued and 30,499,439 shares of our Common Stock outstanding.

Dividend Rights

Subject to the preferences, limitations and relative rights of holders of our preferred stock, the holders of Common Stock are entitled to share ratably in dividends if, when and as declared by our board of directors out of funds legally available therefor.

Voting Rights

Subject to the preferences, limitations and relative rights of holders of our preferred stock, the holders of Common Stock are entitled to one vote for each share held of record on all matters at all meetings of stockholders.

Liquidation Rights

Subject to the preferences, limitations and relative rights of holders of our preferred stock, the holders of Common Stock are entitled, in the event of our liquidation, dissolution or winding-up, to share ratably in the distribution of assets remaining after payment of debts and expenses.

Absence of Other Rights

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, some of which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the board of directors the power to discourage acquisitions that some stockholders may favor.

Special Meetings of Stockholders

Our Bylaws provide that special meetings of stockholders may be called by the board of directors, the chair of the board of directors, if any, the lead independent director of the board of directors, if any, or the president, or upon the request of stockholders holding at least 25% of the Company's outstanding stock entitled to vote, subject to certain procedural and informational requirements for calling special meetings of stockholders set forth in the Bylaws.

Stockholder Action by Written Consent

Our Certificate of Incorporation provides that stockholders can take action by written consent if stockholders holding not less than the minimum number of votes required to authorize or take such action consent, subject to certain procedural safeguards set forth in the Certificate of Incorporation, including a requirement that the holders of at least 25% of the

Company's outstanding Common Stock (provided that such shares are determined to be Net Long Shares (as defined in the Bylaws) that have been held continuously for at least one year) request that the Board set a record date to determine the stockholders entitled to act by written consent.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws require compliance with advance notice procedures for stockholder proposals and director nominations to be brought before an annual meeting of the stockholders.

Exclusive Forum

Our Bylaws provide that unless the Company consents in writing to the selection of an alternate forum, (a) the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any of our directors, officers, employees, or stockholders to the Company or our stockholders; (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law (the "DGCL"), our Certificate of Incorporation or our Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or our Bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine (or, if the Court of Chancery does not have jurisdiction, then the Superior Court of the State of Delaware, or if no state court in Delaware has jurisdiction, the federal district court for the District of Delaware); and (b) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Amendment to Certificate of Incorporation and Bylaws

Delaware law provides generally that a majority vote of all the outstanding shares entitled to vote thereon at a meeting of stockholders is required to approve amendments to a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage.

Delaware law provides generally that by-laws may be amended, adopted or repealed by the vote of a majority of the shares cast at a meeting of the Company's stockholders, unless the certificate of incorporation or by-laws provide otherwise. Our Bylaws provide that they may be amended, altered or repealed by a majority vote of the outstanding shares of the Company entitled to vote thereon. Additionally, if permitted under the corporation's certificate of incorporation, under Delaware law the board of directors may also amend, adopt or repeal the Company's by-laws. Our Certificate of Incorporation provides that the Bylaws may be amended, altered, or repealed by our board of directors without stockholder approval; provided, however, that any by-law adopted by the board of directors may be amended or repealed by our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL. Accordingly, we may not engage in a business combination, such as a merger, consolidation, recapitalization, asset sale or disposition of stock, with any "interested stockholder" for a period of three years from the date that the interested stockholder first became an interested stockholder unless certain conditions are met.

Indemnification and Limitations on Liability of Officers and Directors

Our Certificate of Incorporation and Bylaws require the indemnification of directors and officers by the Company to the fullest extent permitted by law, but our Bylaws provide that no indemnification is required with respect to any settlement or disposition of a proceeding unless the Company has given its prior consent to such settlement/disposition. Our Bylaws also permit us to indemnify employees and to advance expenses to any person entitled to indemnification upon request.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for (i) any breach of the director's or officer's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director for payments of unlawful dividends or unlawful stock purchases or redemptions, (iv) any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the corporation. Our Certificate of Incorporation contains a provision eliminating the personal liability of directors for monetary damages to the fullest extent permitted by law.

Listing

The Company's Common Stock is listed on the New York Stock Exchange under the trading symbol "CNMD."

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Investor Services.

EXHIBIT 21

CONMED Corporation
Subsidiaries of the Registrant

<u>Name</u>	<u>State or Country of Incorporation</u>
Aspen Laboratories, Inc.	Colorado
Biorez, Inc.	Delaware
Biorez Pty Ltd	Australia
Buffalo Filter LLC	Delaware
CONMED Andover Medical, Inc.	New York
CONMED Austria GmbH	Austria
CONMED Denmark ApS	Denmark
CONMED Deutschland GmbH	Germany
CONMED Endoscopic Technologies, Inc.	Massachusetts
CONMED Finland Oy	Finland
CONMED France SAS	France
CONMED Iberia SL	Spain
CONMED Italia SrL	Italy
CONMED Japan K. K.	Japan
CONMED Linvatec Australia PTY Ltd	Australia
CONMED Linvatec (Beijing) Medical Appliances Co., Ltd	China
CONMED Linvatec Biomaterials Oy	Finland
CONMED Switzerland GmbH	Switzerland
CONMED U.K. Ltd.	United Kingdom
Consolidated Medical Equipment Company S. de R.L. de C.V.	Mexico
EndoDynamix, Inc.	Delaware
GWH Limited Partnership	Florida
Conmed do Brasil Comércio Importação e Exportação de Produtos Médicos Hospitalares Ltda.	Brazil
In2Bones Global, Inc.	Delaware
In2Bones SAS	France
Largo Lakes I Limited Partnership	Delaware
Linvatec Corporation	Florida
Linvatec Belgium NV	Belgium
Linvatec Canada ULC	Canada
CONMED Europe BV	Belgium
CONMED Korea Ltd.	Korea
Linvatec Nederland B.V.	Netherlands
Linvatec Polska Sp. z.o.o	Poland
Linvatec Conmed Sweden AB	Sweden
Palmerton Holdings, Inc.	New York
SurgiQuest, Inc.	Delaware
Viking Systems, Inc.	Delaware
Linvatec India Private Limited	India

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-78987, 333-90444, 333-124202, 333-136453, 333-145150, 333-162834, 333-168493, 333-182878, 333-207582, 333-214299, 333-223258 and 333-228171) of CONMED Corporation of our report dated February 21, 2023 relating to the consolidated financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Rochester, New York
February 21, 2023

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Curt R. Hartman, certify that:

1. I have reviewed this annual report on Form 10-K of CONMED Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 21, 2023

/s/ Curt R. Hartman
Curt R. Hartman
Chair of the Board, President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Todd W. Garner, certify that:

1. I have reviewed this annual report on Form 10-K of CONMED Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 21, 2023


/s/ Todd W. Garner

Todd W. Garner

Executive Vice President and

Chief Financial Officer


Exhibit 32.1

CERTIFICATIONS
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of CONMED Corporation, a Delaware corporation (the "Corporation"), does hereby certify that:

The Annual Report on Form 10-K for the year ended December 31, 2022 (the "Form 10-K") of the Corporation fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: February 21, 2023

/s/ Curt R. Hartman
Curt R. Hartman
Chair of the Board, President and
Chief Executive Officer

Date: February 21, 2023

/s/ Todd W. Garner
Todd W. Garner
Executive Vice President and
Chief Financial Officer



11311 Concept Blvd.
Largo, Florida 33773

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www.CONMED.com

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